
10013558

AutoZone

2010 ANNUAL REPORT

Notice of Annual Stockholders Meeting and Proxy Statement

EPS +27.6%

Same Store Sales +5.4%

ROIC 27.6%


AutoZone

Corporate Profile

AutoZone is the leading retailer and a leading distributor of automotive replacement parts and accessories in the United States. The Company also operates stores in Puerto Rico and Mexico.

Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. Many stores also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, and public sector accounts.

AutoZone also sells the ALLDATA brand diagnostic and repair software. On the web, AutoZone sells diagnostic and repair information, and auto and light truck parts through www.autozone.com, and as part of our commercial sales program, through www.autozonepro.com. AutoZone does not derive revenue from automotive repair or installation.



4,389 retail stores in 48 states in the United States, the District of Columbia and Puerto Rico

238 retail stores in 31 Mexican states and the Federal District.

Selected Financial Data

(Dollars in millions, except per share data)	2006	2007	2008	2009	**2010**
Net Sales	$5,948	$6,170	$6,523	$6,817	**$7,363**
Operating Profit	$1,010	$1,055	$1,124	$1,176	**$1,319**
Diluted Earnings per Share	$ 7.50	$ 8.53	$10.04	$11.73	**$14.97**
After-Tax Return on Invested Capital	22.7 %	23.2 %	23.9 %	24.4 %	**27.6 %**
Domestic Same Store Sales Growth	0.4 %	0.1 %	0.4 %	4.4 %	**5.4 %**
Operating Margin	17.0 %	17.1 %	17.2 %	17.3 %	**17.9 %**
Cash Flow from Operations	$ 823	$ 845	$ 921	$ 924	**$1,196**

AutoZone Pledge, est. 1986

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.


AutoZone
1TEAM
Going the Extra Mile



Dear Customers, AutoZoners, and Stockholders:

On behalf of our more than 63,000 AutoZoners across North America, it is an honor for me to update you on our progress during fiscal 2010 and to review our continuing opportunities for 2011 and beyond. During 2010, we grew revenues by eight percent and grew earnings per share by 27.6% on top of our very solid 2009 results. More important than this year's results, we believe AutoZone continues to be very well positioned for future growth.

In September, we hosted our annual National Sales Meeting in Memphis, Tennessee, where we had the opportunity to thank our leadership team for their dedication and commitment to excellence that led to our success. We were also able to reflect on how our organization has changed over just the last five years. In five years, we've expanded our store footprint by over 25%, ending fiscal 2010 with 4,627 total stores across the U.S., Puerto Rico and Mexico. Our sales have grown from $5.7 billion annually in 2005 to over $7.3 billion in 2010, and our comparable earnings per share have more than doubled, growing from $7.23/share in 2005 to $14.97/share in 2010. These are no small accomplishments, and they are entirely derived from the efforts of our AutoZoners across the company who go the Extra Mile every day in order to Always Put Customers First! From the company's first store in Forrest City, Arkansas, the commitment to adhering to our culture and values has been critical to our success and remains one of our key points of differentiation. During these difficult financial times, we continue to receive thousands of notes annually thanking our AutoZoners for their efforts to help our customers solve their problems or to effectively maintain their vehicles, all at a very compelling value proposition. We call these notes Extra Miler stories and we regularly celebrate these efforts, reinforcing positive behaviors we want to replicate. These behaviors are the secret to our success!

Our operating theme for 2011 is **1TEAM *Going the Extra Mile***. The emphasis is to focus on incorporating our Commercial and Retail business models more seamlessly. While we've been streamlining our information systems to make it easier for AutoZoners to serve all of our customers, we'll look to build on this theme in 2011 with improved technologies that better leverage the Internet, continued improvements to Commercial Z-net (our new technology to support sales to Commercial customers), ongoing parts catalog enhancements, and better parts availability across the chain. But the real emphasis and benefit of our 1TEAM approach will be that every customer receives an exceptional experience when they interact with us. Our pledge, written at the top of this letter, starts with putting customers first. Our past successes have come from this simple principle. It will continue as our primary focus in 2011, as we understand that it is what defines our company.

Summary of 2010 results

We were pleased to announce another year of double digit earnings-per-share growth. Based on virtually any of our key operating metrics, the organization delivered extremely strong results. In fact, we have now recorded sixteen consecutive quarters of double digit earnings-per-share growth and seven straight quarters of earnings-per-share growth in excess of 20%. Our same store sales increased 5.4% in 2010 (versus last year's 4.4% sales increase over a comparable 52 week period in fiscal 2008, which excludes a fifty third week of financial results). Also, our operating profit increased 12.2% versus 2009's comparable 7.2% increase. And, our earnings per share increased 27.6% versus 2009's comparable basis of 19.7%. We also produced record operating cash flow of $1.196 billion, up from $924 million last year, and Return on Invested Capital (ROIC) reached a new all-time high of 27.6% versus last year's 24.4%.

While the aftermarket industry, across both Retail and Commercial, experienced another strong year in 2010, we were very pleased with our results. Based on third party statistics, we continued to gain market share across both our Retail and Commercial customer segments. And, our customers were telling us their shopping experience continues to improve. We cannot, and will not, rest on our laurels in 2011. We will continue to focus on improving all aspects of our business. Our culture remains our key point of differentiation, and we will not lose sight of the importance of basic execution in every aspect of our business.

In order to succeed in the future, we will have to work even harder than we have in the past.

Why we're looking forward to 2011

U.S. Retail

As the country's largest retailer of automotive aftermarket products, we look forward to the year ahead. With over 4,300 stores across the United States and Puerto Rico, our Retail initiatives continue to be more about evolution than revolution. As the economy remained challenged in 2010, our goals remained similar to the previous year: (1) Improve Customer Service by relentlessly hiring, retaining, and training our AutoZoners; (2) Continually refine our product assortment; and (3) Deploy inventory more effectively across our stores, with specific emphasis on utilizing our Hub network further.

We believe we made significant progress in each of these areas in 2010 and believe those efforts contributed to our strong performance.

As our business strengthened, we elected to be even more aggressive in these areas than we had initially planned. We aggressively invested in improving our merchandise assortment, enhancing our Hub store network, and training our AutoZoners. For example, as we began fiscal 2010, our plan was to continue our orderly pace of rolling out our new "Hub store operating model". This enhanced operating model substantially increases the selection of inventory available in the local market and also significantly increases the frequency of delivery to the other stores in the area. The Hub model also allows us to more effectively deploy inventory across individual markets in order to help improve future inventory turnover. Two years ago, we began converting our Hub stores to this new model and by the end of fiscal 2009, we had converted 60 of our existing 143 locations. This year, as our business strengthened and we were convinced the new model was delivering substantial benefits, we decided to complete the remaining 83 locations during fiscal 2010 — well ahead of our previous plans. We believe this increased parts availability and the more frequent deliveries enhance our offering to both our Retail and Commercial customers.

U.S. Commercial

We continue to be excited by our growth opportunities in Commercial. During 2010, our Commercial sales growth increased sequentially each quarter over the comparable 2009 quarters. We experienced sales growth across the country and from both existing and new customers. Currently, approximately 2,400 of our domestic stores include our Commercial program offering. Our focus remains on developing and delivering a differentiated value proposition to our customers. From adding late model parts coverage, to enhancing our Hub store model, to delivering to our customers when promised, we continue to improve our overall proposition. Over the last two years, we have remained committed to our game plan of increasing the number of Commercial sales staff, which reinforces our belief that more intense personal focus on existing account management will drive continued results.

Also, we continue to see opportunities to leverage technology to improve execution and to grow sales. During 2010 we introduced, and ultimately implemented during the fourth fiscal quarter, our Commercial Z-net system to allow a more seamless shopping experience for our professional customers. With this new technology, we have significantly simplified and enhanced the systems, which, in turn, allows AutoZoners to provide higher quality service to our customers. This system helps set the stage for us to more effectively utilize all store AutoZoners as One Team focused on giving exceptional service.

While our Commercial sales increased more than 13% in fiscal 2010, with only an estimated 1.5% market share in the Commercial sales category*, we believe we have tremendous opportunities for growth in this sector for the foreseeable future.

Mexico

We continued to aggressively expand our store count in Mexico by adding 50 stores in 2010, ending the year with 238 stores across all 31 Mexican states. Over the last two years, the Mexican economy has been challenged, and the security situation has worsened. Both of these events have presented challenges to our business. However, our team in Mexico has focused relentlessly on providing great service and a compelling value proposition to our Mexico customers. We have also managed our expense structure effectively and have focused on purchasing the majority of our products in-country to mitigate any risks associated with the fluctuating Mexican Peso. We are comfortable with our strategy to manage our Mexico business for the long run, while minimizing foreign currency risk. We remain committed to growing this business prudently and profitably as we continue with our store expansion plans.

ALLDATA

With over 75,000 repair facilities subscribing to ALLDATA today, our automotive diagnostic and collision repair software products are setting the pace for the industry. We continue to be excited about ALLDATA's expansion opportunities for 2011, and we believe our penetration of business in the fast-growing collision subscription industry will continue to add to our strong results. We believe that ALLDATA will continue to be a growth vehicle for AutoZone for years to come.

** Based on 2011 AAIA Factbook*

The Future

As I mentioned at the outset, we were very pleased with our results in 2010. As the U.S. economy continues to be challenged by many constraining factors, we have focused on what we can control, and our team has executed very well.

Over the last two years, our business has strengthened significantly. During this time of expansion, we have significantly improved our profitability, but we have also leveraged our enhanced performance by increasing our level of investments, both capital and operating expenses, to improve our offerings to our customers. As a result, we feel we are well positioned for the future.

In addition to delivering strong sales and profitability performance during 2010, we also set a new all-time high in Return on Invested Capital — ending the year at 27.6%. We believe we must grow our profitability, but we must accomplish this goal by being strong stewards of our investors' capital. We also remain focused on prudently managing our capital structure to optimize our returns. During 2010, we repurchased over $1.1 billion of our stock, in addition to $1.3 billion repurchased in 2009. At the end of fiscal 2010, AutoZone had purchased over $8.7 billion of our common stock, equating to 121.7 million shares since this program was initiated in 1998. We continue to utilize share repurchases as an attractive use of excess capital.

Our strategy for the future remains remarkably similar to the past as is reflected in the operating themes of the last few years. We will continue to ensure we have Great People Providing Great Service; we will continue to Live the Pledge; we will continue to Go the Extra Mile for our customers; we will continue to execute our plan at an extremely high level and in 2011; we will be **1TEAM *Going the Extra Mile***.

While 2010 marked great success with record Sales, Earnings Per Share, Operating Cash Flow, and Return on Invested Capital, these results would not have been possible without our AutoZoners' commitment to providing the industry's best customer service. Their dedication is what makes our organization great. I would personally like to thank all our AutoZoners for delivering a record year in 2010, but I would also remind everyone that in order to succeed in the future, we will have to work even harder than we have in the past. Last year was a great year, but it is behind us. We have aggressive goals for 2011, and we believe they are achievable but not easy. We believe our customers' need to save money and receive solid advice has not changed, nor will it. We must be dedicated to filling that need. I would also like to thank our vendors for their ongoing commitment to our customers. Finally, I would like to thank each of you, our stockholders, for the confidence you have in us by your decision to invest in our company. We remain committed to managing your capital wisely, achieving an appropriate return on all incremental capital projects and returning excess cash flow through an orderly share repurchase program.

We look forward to updating you on our continued success well into the future.

Sincerely,



Bill Rhodes
Chairman, President and CEO
Customer Satisfaction

Our culture remains our key point of differentiation


AutoZone

notice of annual meeting of stockholders and proxy statement



AUTOZONE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 15, 2010

What: Annual Meeting of Stockholders

When: December 15, 2010, 8:30 a.m. Central Standard Time

Where: J. R. Hyde III Store Support Center
123 South Front Street
Memphis, Tennessee

Stockholders will vote regarding:

- Election of ten directors
- Approval of the AutoZone, Inc. 2011 Equity Incentive Award Plan
- Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2011 fiscal year
- The transaction of other business that may be properly brought before the meeting

Record Date: Stockholders of record as of October 18, 2010, may vote at the meeting.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 25, 2010

We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective and reliable alternatives to returning your proxy card by mail.

Proxy

TABLE OF CONTENTS

AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

Proxy Statement for Annual Meeting of Stockholders December 15, 2010

The Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held at AutoZone's offices, the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee, at 8:30 a.m. CST on December 15, 2010.

About this Proxy Statement

Our Board of Directors has sent you this Proxy Statement to solicit your vote at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Meeting. Please read it carefully.

In this Proxy Statement:

- "AutoZone," "we," and "the Company" mean AutoZone, Inc., and
- "Annual Meeting" or "Meeting" means the Annual Meeting of Stockholders to be held on December 15, 2010, at 8:30 a.m. CST at the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.
- "Board" means the Board of Directors of AutoZone, Inc.

AutoZone will pay all expenses incurred in this proxy solicitation. In addition to mailing this Proxy Statement to you, we have retained D.F. King & Co., Inc. to be our proxy solicitation agent for a fee of $10,000 plus expenses. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

This Proxy Statement is first being sent or given to security holders on or about October 25, 2010.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 15, 2010. This Proxy Statement and the annual report to security holders are available at www.autozoneinc.com.

Information about Voting

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote on the following proposals:

1. to elect ten directors;
2. to approve the AutoZone, Inc. 2011 Equity Incentive Award Plan;
3. to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2011 fiscal year.

Stockholders also will transact any other business that may be properly brought before the Meeting.

Who is entitled to vote at the Annual Meeting?

The record date for the Annual Meeting is October 18, 2010. Only stockholders of record at the close of business on that date are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Meeting is our common stock. Each share of common stock is entitled to one vote on all matters that come before the Meeting. At the close of business on the record date, October 18, 2010, we had 44,625,787 shares of common stock outstanding.

How do I vote my shares?

You may vote your shares in person or by proxy:

By Proxy: You can vote by telephone, on the Internet or by mail. *We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.*

1. *By Telephone*: You may submit your voting instructions by telephone by following the instructions printed on the enclosed proxy card. If you submit your voting instructions by telephone, you do not have to mail in your proxy card.

2. *On the Internet*: You may vote on the Internet by following the instructions printed on the enclosed proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

3. *By Mail*: If you properly complete and sign the enclosed proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

In Person: You may attend the Annual Meeting and vote in person. If you are a registered holder of your shares (if you hold your stock in your own name), you need only attend the Meeting. However, if your shares are held in an account by a broker, you will need to present a written consent from your broker permitting you to vote the shares in person at the Annual Meeting.

What if I have shares in the AutoZone Employee Stock Purchase Plan?

If you have shares in an account under the AutoZone Employee Stock Purchase Plan, you have the right to vote the shares in your account. To do this you must sign and timely return the proxy card you received with this Proxy Statement, or grant your proxy by telephone or over the Internet by following the instructions on the proxy card.

How will my vote be counted?

Your vote for your shares will be cast as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, FOR the AutoZone, Inc. 2011 Equity Incentive Award Plan, FOR Ernst & Young LLP as independent registered public accounting firm, and in the proxies' discretion on any other matter that may properly be brought before the Meeting or any adjournment of the Meeting.

The votes will be tabulated and certified by our transfer agent, Computershare. A representative of Computershare will serve as the inspector of election.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy at any time before it is voted at the Meeting by:

- giving written notice to our Secretary that you have revoked the proxy, or
- providing a later-dated proxy.

Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

How many shares must be present to constitute a quorum for the Meeting?

Holders of a majority of the shares of the voting power of the Company's stock must be present in person or by proxy in order for a quorum to be present. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Meeting, until a quorum is present or represented. Any business which could have been transacted at the Meeting as originally scheduled can be conducted at the adjourned meeting.

Are there any agreements with stockholders concerning the Annual Meeting?

ESL Investments, Inc. and its affiliates (collectively, "ESL"), entered into an agreement with AutoZone dated as of June 25, 2008 (the "ESL Agreement"), in which ESL agreed to appear at each meeting of the stockholders of the Company and at each adjournment or postponement thereof, or otherwise cause all shares of AutoZone common stock owned by ESL to be counted as present for the purpose of establishing a quorum. ESL also agreed to vote its shares of AutoZone common stock in excess of 37.5% of the then-outstanding common stock in the same proportion as shares not owned by ESL are actually voted.

Under the terms of the ESL Agreement, the Company agreed to take certain actions with regard to the size and composition of the Board of Directors, including considering the potential appointment to the Board of two directors identified by ESL who were reasonably acceptable to a majority of the members of the Nominating and Corporate Governance Committee of the Board and were "independent" under the Company's Corporate Governance Principles and the rules of the New York Stock Exchange. William C. Crowley and Robert R. Grusky were identified by ESL and were appointed to the Board in accordance with the ESL Agreement and were re-elected by AutoZone's stockholders at AutoZone's 2008 and 2009 Annual Meetings. Both Messrs. Crowley and Grusky have been nominated for re-election at this Annual Meeting.

The ESL Agreement will continue in effect until the earliest of (a) the date upon which the common stock owned by ESL constitutes less than 25% of the then-outstanding shares of AutoZone common stock, (b) the date upon which the common stock owned by ESL exceeds 50% of the then-outstanding shares of AutoZone common stock, provided ESL has acquired additional shares representing above 10% of the then-outstanding shares subsequent to the date of the ESL Agreement, and (c) the date upon which the parties mutually agree in writing to terminate the ESL Agreement.

As of October 18, 2010, ESL was the beneficial holder of 15,495,882 shares of common stock, representing approximately 34.7% of the outstanding common stock. See "Security Ownership of Certain Beneficial Owners" on page 27 for more information about ESL's ownership of AutoZone common stock.

THE PROPOSALS

PROPOSAL 1 — Election of Directors

Ten directors will be elected at the Annual Meeting to serve until the annual meeting of stockholders in 2011. Directors are elected by a plurality, so the ten persons nominated for director and receiving the most votes will be elected. Pursuant to AutoZone's Corporate Governance Principles, however, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation for consideration by the Nominating and Corporate Governance Committee of the Board. The Nominating and Corporate Governance Committee will recommend to the Board the action to be taken with respect to such resignation.

Abstentions and broker non-votes have no effect on the election of directors. "Broker non-votes" are shares held by banks or brokers on behalf of their customers that are represented at the Meeting but are not voted. Due to recent regulatory changes, holders of such shares must instruct the bank or broker holding the shares how to vote in the election of directors (Proposal 1), or no votes will be cast on their behalf, resulting in broker non-votes.

The Board of Directors recommends that the stockholders vote FOR each of these nominees. These nominees have consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for the substitute nominee recommended by the Board of Directors, or the Board of Directors may reduce the number of directors on the Board.

Each of the nominees named below was elected a director at the 2009 annual meeting.

Nominees

The nominees are:

William C. Crowley, 53, has been a director since 2008. He has been Executive Vice President of Sears Holdings Corporation, a broadline retailer, since March 2005, and was a director from March 2005 until May 2010. Additionally, he served as Chief Administrative Officer of Sears Holdings Corporation from September 2005 until August 2010. Mr. Crowley also served as the Chief Financial Officer of Sears Holdings Corporation from March 2005 until September 2006 and from January 2007 until October 2007. Mr. Crowley has served as a director of Sears Canada, Inc. since March 2005 and as the Chairman of the Board of Sears Canada, Inc. since December 2006. Since January 1999, Mr. Crowley has also been President and Chief Operating Officer of ESL Investments, Inc., a private investment firm. From May 2003 until March 2005, Mr. Crowley served as director and Senior Vice President, Finance of Kmart Holding Corporation. Mr. Crowley is also a director of AutoNation, Inc. and Orchard Supply Hardware.

Experience, Skills and Qualifications: The Board believes Mr. Crowley is qualified to serve as a director of the Company based on his experience in retail operations, his background in corporate finance and investment banking, his knowledge of the automotive aftermarket industry, his board experience and his owner orientation, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Sue E. Gove, 52, has been a director since 2005. She has been the Executive Vice President and Chief Operating Officer of Golfsmith International Holdings, Inc. since September 2008 and has been Chief Financial Officer since March 2009. Ms. Gove previously had been a self-employed consultant since April 2006, serving clients in specialty retail and private equity. Ms. Gove was a consultant for Prentice Capital Management, LP from April 2007 to March 2008. She was a consultant for Alvarez and Marsal Business Consulting, L.L.C. from April 2006 to March 2007. She was Executive Vice President and Chief Operating Officer of Zale Corporation from 2002 to March 2006 and a director of Zale Corporation from 2004 to 2006. She was Executive Vice President, Chief Financial Officer of Zale Corporation from 1998 to 2002 and remained in the position of Chief Financial Officer until 2003.

Experience, Skills and Qualifications: The Board believes Ms. Gove is qualified to serve as a director of the Company based on her experience in executive retail operations and finance roles, her knowledge of accounting, financial reporting, and financial systems, her executive management skills, her owner orientation, and her board experience, as well as her integrity, energy, and willingness to spend time on and interest in AutoZone.

Earl G. Graves, Jr., 48, has been a director since 2002 and was elected Lead Director in January 2009. He has been the President and Chief Executive Officer of Earl G. Graves Publishing Company, publisher of Black Enterprise Magazine, since January 2006, and was President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

Experience, Skills and Qualifications: The Board believes Mr. Graves is qualified to serve as a director of the Company based on his business, management and strategic planning experience, his knowledge of advertising and marketing, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Robert R. Grusky, 53, has been a director since 2008. Mr. Grusky founded Hope Capital Management, LLC, an investment firm for which he serves as Managing Member, in 2000. He co-founded New Mountain Capital, LLC, a private equity firm, in 2000 and was a Principal, Managing Director and Member of New Mountain Capital from 2000 to 2005 and has been a Senior Advisor since then. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation, the primary investment vehicle for the Hon. Ronald S. Lauder. Prior thereto, Mr. Grusky also served in a variety of capacities at Goldman, Sachs & Co. in its Mergers & Acquisitions Department and Principal Investment Area. Mr. Grusky is also a director of AutoNation, Inc. and Strayer Education, Inc.

Experience, Skills and Qualifications: The Board believes Mr. Grusky is qualified to serve as a director of the Company based on his experience in investment management and investment banking, his knowledge of finance, his commercial experience/business analytical skills, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

J. R. Hyde, III, 67, has been a director since 1986 and was non-executive Chairman of the Board from 2005 until June 2007. He has been the President of Pittco, Inc., an investment company, since 1989 and has been the Chairman of the Board and a director of GTx, Inc., a biotechnology, pharmaceutical company since 2000. Mr. Hyde, AutoZone's founder, was AutoZone's Chairman from 1986 to 1997 and its Chief Executive Officer from 1986 to 1996. He was Chairman and Chief Executive Officer of Malone & Hyde, AutoZone's former parent company, until 1988. Mr. Hyde is also a director of FedEx Corporation.

Experience, Skills and Qualifications: The Board believes Mr. Hyde, the founder and a former Chairman and Chief Executive Officer of AutoZone, is qualified to serve as a director of the Company based on his extensive knowledge of AutoZone's business and the automotive aftermarket industry, his expertise in strategic business development and executive management, his owner orientation, and his board experience as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

W. Andrew McKenna, 64, has been a director since 2000 and served as Lead Director from June 2007 through January 2009. He is a private investor. Until his retirement in 1999, he had held various positions with The Home Depot, Inc., including Senior Vice President — Strategic Business Development from 1997 to 1999; President, Midwest Division from 1994 to 1997; and Senior Vice President — Corporate Information Systems from 1990 to 1994. He was also President of SciQuest.com, Inc. in 2000. Mr. McKenna was a director of Danka Business Systems PLC from 2002 to 2008, serving as Chairman of the Board from March 2005 to March 2006.

Experience, Skills and Qualifications: The Board believes Mr. McKenna is qualified to serve as a director of the Company based on his executive experience in the retail industry and other industries, his expertise in strategic business development, his background in finance and audit, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

George R. Mrkonic, Jr., 58, has been a director since 2006. He served as Vice Chairman of Borders Group, Inc. from 1994 to 2002. He has held senior level executive positions with W.R. Grace and Company, Herman's World of Sporting Goods, EyeLab, Inc., and Kmart Specialty Retail Group. He is also a director of Brinker International, Inc., Syntel, Inc. and Pacific Sunwear. Mr. Mrkonic was a director of Nashua Corporation from 2000 to 2009.

Experience, Skills and Qualifications: The Board believes Mr. Mrkonic is qualified to serve as a director of the Company based on his experience as a senior executive in retail companies, his knowledge of corporate strategy, finance, and management, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Luis P. Nieto, 55, has been a director since 2008. He was president of the Consumer Foods Group or ConAgra Foods Inc., one of the largest packaged foods companies in North America, from 2008 until his retirement in June 2009. Previously, he was president of ConAgra Refrigerated Foods from 2006 to 2008 and ConAgra Meats from 2005 to 2006. Prior to joining ConAgra, Mr. Nieto was President and Chief

Executive Officer of the Federated Group, a leading private label supplier to the retail grocery and foodservice industries from 2002 to 2005. From 2000 to 2002, he served as President of the National Refrigerated Products Group of Dean Foods Company. He held other positions at Dean Foods Group from 1998 to 2000. Prior to joining Dean Foods, Mr. Nieto held positions in brand management and strategic planning with Mission Foods, Kraft Foods and the Quaker Oats Company. Mr. Nieto is also a director of Ryder System, Inc.

Experience, Skills and Qualifications: The Board believes Mr. Nieto is qualified to serve as a director of the Company based on his expertise in brand management and marketing, including experience managing a diverse portfolio of brands and products, as well as his knowledge of finance and operations, his executive management experience, his owner orientation and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

William C. Rhodes, III, 45, was elected Chairman in June 2007. He has been President, Chief Executive Officer, and a director since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President — Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President — Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President — Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President — Stores in 2000, Senior Vice President — Finance and Vice President — Finance in 1999 and Vice President — Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP. Mr. Rhodes is a member of the Board of Directors of Dollar General Corporation.

Experience, Skills and Qualifications: The Board believes Mr. Rhodes, AutoZone's Chairman and Chief Executive Officer, is qualified to serve as a director of the Company based on his 15 years' experience with the Company, which have included responsibility for corporate strategy, executive management, operations and supply chain; his knowledge and understanding of the automotive aftermarket and retail industries; his strong financial background and his owner orientation, as well as his integrity and energy.

Theodore W. Ullyot, 43, has been a director since 2006. He has been the Vice President and General Counsel of Facebook, Inc. since October 2008. Previously, Mr. Ullyot was a partner in the Washington, D.C. office of Kirkland & Ellis LLP from May 2008 through October 2008. He was the Executive Vice President and General Counsel of ESL Investments, Inc., a private investment firm, from October 2005 to April 2008. Mr. Ullyot served in the George W. Bush Administration from January 2003 to October 2005, including as Chief of Staff at the Department of Justice and as a Deputy Assistant to the President. Earlier in his career, he was General Counsel of AOL Time Warner Europe and a law clerk to Supreme Court Justice Antonin Scalia.

Experience, Skills and Qualifications: The Board believes Mr. Ullyot is qualified to serve as a director of the Company based on the breadth of his legal experience in corporate, government and private practice; his experience in dealing with complex legal issues; his public policy background; his experience in the Internet sector, including social media; his international experience and his owner orientation, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Corporate Governance Matters

Independence

How many independent directors does AutoZone have?

Our Board of Directors has determined that eight of our current ten directors are independent: William C. Crowley, Sue E. Gove, Earl G. Graves, Jr., Robert R. Grusky, W. Andrew McKenna, George R. Mrkonic, Jr., Luis P. Nieto, Jr., and Theodore W. Ullyot. All of these directors meet the independence standards of our Corporate Governance Principles and the New York Stock Exchange listing standards.

How does AutoZone determine whether a director is independent?

In accordance with AutoZone's Corporate Governance Principles, a director is considered independent if the director:

- has not been employed by AutoZone within the last five years;
- has not been employed by AutoZone's independent auditor in the last five years;
- is not, and is not affiliated with a company that is, an adviser, or consultant to AutoZone or a member of AutoZone's senior management;
- is not affiliated with a significant customer or supplier of AutoZone;
- has no personal services contract with AutoZone or with any member of AutoZone's senior management;
- is not affiliated with a not-for-profit entity that receives significant contributions from AutoZone;
- within the last three years, has not had any business relationship with AutoZone for which AutoZone has been or will be required to make disclosure under Rule 404(a) or (b) of Regulation S-K of the Securities and Exchange Commission as currently in effect;
- receives no compensation from AutoZone other than compensation as a director;
- is not employed by a public company at which an executive officer of AutoZone serves as a director;
- has not had any of the relationships described above with any affiliate of AutoZone; and
- is not a member of the immediate family of any person with any relationships described above.

The term "affiliate" as used above is defined as any parent or subsidiary entity included in AutoZone's consolidated group for financial reporting purposes.

In determining whether any business or charity affiliated with one of our directors did a significant amount of business with AutoZone, our Board has established that any payments from either party to the other exceeding 1% of either party's revenues would disqualify a director from being independent.

In determining the independence of our directors, the Board considers relationships involving directors and their immediate family members that are relevant under applicable laws and regulations, the listing standards of the New York Stock Exchange, and the standards contained in our Corporate Governance Principles (listed above). The Board relies on information from Company records and questionnaires completed annually by each director.

As part of its most recent independence determinations, the Board noted that AutoZone does not have, and did not have during fiscal 2010, significant commercial relationships with companies at which Board members served as officers or directors, or in which Board members or their immediate family members held an aggregate of 10% or more direct or indirect interest. The Board considered the fact that Mr. Crowley is an officer of Sears Holdings Corporation and is also Chief Operating Officer of ESL Investments, Inc., which beneficially owns 34.7% of AutoZone's outstanding stock. ESL Investments, Inc., with its affiliates, is a substantial stockholder of Sears Holdings Corporation. During fiscal 2010, Sears Holdings Corporation did business with AutoZone in arm's length transactions which were not, individually or cumulatively, material to either AutoZone or Sears Holding Corporation.

The Board also reviewed donations made by the Company to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service or as directors or trustees.

Based on its review of the above matters, the Board determined that none of Messrs. Crowley, Graves, Grusky, McKenna, Mrkonic, Nieto or Ullyot or Ms. Gove has a material relationship with the Company and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles and applicable law and listing standards. The Board also determined that Mr. Rhodes is not independent since he is an employee of the Company and Messrs. Hyde and Rhodes are not independent because they serve on the boards of not-for-profit organizations which receive more than one percent (1%) of their revenues from the Company.

Proxy

Board Leadership Structure

Our Board believes that having a combined Chairman/CEO, independent members and chairs for each of our Board committees and a Lead Director currently provides the best board leadership structure for AutoZone. This structure, together with our other corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company. Our Lead Director is a non-employee director who is elected by the Board. Earl G. Graves, Jr., a director since 2002, currently serves as our Lead Director.

Our Lead Director:

- Chairs Board meetings when the Chairman is not present, including presiding at all executive sessions of the Board (without management present) at every regularly scheduled Board meeting;
- Works with management to determine the information and materials provided to Board members;
- Approves Board meeting agendas, schedules and other information provided to the Board;
- Consults with the Chairman on such other matters as are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for direct communication and consultation with major shareholders upon request; and
- Serves as liaison between the Chairman and the independent directors.

Board Risk Oversight

Oversight of risk management is a responsibility of the Board of Directors and is an integral part of the Board's oversight of AutoZone's business. AutoZone's management takes a variety of calculated risks in order to enhance Company performance and shareholder value. The primary responsibility for the identification, assessment and management of the various risks resides with AutoZone's management. The Board of Directors is primarily responsible for ensuring that management has established and adequately resourced processes for identifying and preparing the Company to manage risks effectively. Additionally, the Board reviews the Company's principal strategic and operating risks as part of its regular discussion and consideration of AutoZone's strategy and operating results. The Board also reviews periodically with the General Counsel legal matters that may have a material adverse impact on the Company's financial statements, the Company's compliance with laws and any material reports received from regulatory agencies.

The Audit Committee is involved in the Board's oversight of risk management. At each of its regular meetings, the Audit Committee reviews the Company's major financial exposures and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. The Audit Committee, along with management, also evaluates the effectiveness of the risk avoidance and mitigation processes in place. Such risk-related information is then summarized, reported and discussed at each quarterly Board of Directors meeting.

To assist with risk management and oversight, AutoZone has adopted the concept of enterprise risk assessment ("ERM") using the framework issued in 2004 by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Director of Internal Audit, who reports directly to the Audit Committee, has been charged with leading the implementation of the Company's ERM processes with the assistance of Company management. The Director of Internal Audit presents to the Audit Committee a comprehensive review of the Company's ERM processes annually. This presentation includes an overview of all significant risks that have been identified and assessed and the strategies developed by management for managing such risks. The Director of Internal Audit leads open discussions with the Audit Committee members to analyze the significance of the risks identified and to verify that the list is all-inclusive. Company management is also involved in these discussions to ensure that the Board gains a full understanding of the risks and the strategies that management has implemented to manage the risks.

Other Board committees also consider significant risks within their areas of responsibility. The Compensation Committee considers risk in connection with the design of AutoZone's compensation programs. The Nominating and Corporate Governance Committee oversees risks related to the Company's governance policies and practices.

Corporate Governance Documents

Our Board of Directors has adopted Corporate Governance Principles; charters for its Audit, Compensation, and Nominating & Corporate Governance Committees; a Code of Business Conduct & Ethics for directors, officers and employees of AutoZone; and a Code of Ethical Conduct for Financial Executives. Each of these documents is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Meetings and Attendance

How many times did AutoZone's Board of Directors meet during the last fiscal year?

During the 2010 fiscal year, the Board of Directors held five meetings.

Did any of AutoZone's directors attend fewer than 75% of the meetings of the Board and their assigned committees?

All our directors attended at least 75% of the meetings of the Board and their assigned committees during the fiscal year.

What is AutoZone's policy with respect to directors' attendance at the Annual Meeting?

As a general matter, all directors are expected to attend our Annual Meetings. At our 2009 Annual Meeting, all directors were present.

Do AutoZone's non-management directors meet regularly in executive session?

The non-management members of our Board regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting. Our Lead Director, Mr. Graves, presides at these sessions.

Committees of the Board

What are the standing committees of AutoZone's Board of Directors?

AutoZone's Board has three standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each consisting only of independent directors.

Audit Committee

What is the function of the Audit Committee?

The Audit Committee is responsible for:

- the integrity of the Company's financial statements,
- the independent auditor's qualification, independence and performance,
- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee performs its duties by:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Audit Committee;
- pre-approving all audit and permitted non-audit services performed by the independent auditor, considering issues of auditor independence;
- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;
- overseeing the Company's internal audit function;
- reporting periodically to the Board and making appropriate recommendations; and
- preparing the report of the Audit Committee required to be included in the annual proxy statement.

Who are the members of the Audit Committee?

The Audit Committee consists of Ms. Gove, Mr. McKenna (Chair), Mr. Mrkonic, and Mr. Nieto.

Are all of the members of the Audit Committee independent?

Yes, the Audit Committee consists entirely of independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

Does the Audit Committee have an Audit Committee Financial Expert?

The Board has determined that Ms. Gove, Mr. McKenna, Mr. Mrkonic and Mr. Nieto each meet the qualifications of an audit committee financial expert as defined by the Securities and Exchange Commission. All members of the Audit Committee meet the New York Stock Exchange definition of financial literacy.

How many times did the Audit Committee meet during the last fiscal year?

During the 2010 fiscal year, the Audit Committee held ten meetings.

Where can I find the charter of the Audit Committee?

The Audit Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Compensation Committee

What is the function of the Compensation Committee?

The Compensation Committee has the authority, based on its charter and the AutoZone Corporate Governance Principles, to:

- review and approve AutoZone's compensation objectives;
- review and approve the compensation programs, plans and awards for executive officers, including recommending equity-based plans for stockholder approval;
- act as administrator as may be required by AutoZone's short- and long-term incentive plans and other stock or stock-based plans; and

- review the compensation of AutoZone's non-employee directors from time to time and recommend to the full Board any changes that the Compensation Committee deems necessary.

The Compensation Committee may appoint subcommittees from time to time with such responsibilities as it may deem appropriate; however, the committee may not delegate its authority to any other persons.

AutoZone's processes and procedures for the consideration and determination of executive compensation, including the role of the Compensation Committee and compensation consultants, are described in the "Compensation Discussion and Analysis" on page 28.

Who are the members of the Compensation Committee?

The Compensation Committee consists of Mr. Graves (Chair), Mr. Grusky, Mr. Mrkonic and Mr. Ullyot, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Compensation Committee meet during the last fiscal year?

During the 2010 fiscal year, the Compensation Committee held four meetings.

Where can I find the charter of the Compensation Committee?

The Compensation Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Nominating and Corporate Governance Committee

What is the function of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee ensures that:

- qualified candidates are presented to the Board of Directors for election as directors;
- the Board of Directors has adopted appropriate corporate governance principles that best serve the practices and objectives of the Board of Directors; and
- AutoZone's Articles of Incorporation and Bylaws are structured to best serve the interests of the stockholders.

Who are the members of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee consists of Mr. Crowley, Ms. Gove (Chair) and Mr. Nieto, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Nominating and Corporate Governance Committee meet during the last fiscal year?

During the 2010 fiscal year, the Nominating and Corporate Governance Committee held four meetings.

Where can I find the charter of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Director Nomination Process

What is the Nominating and Corporate Governance Committee's policy regarding consideration of director candidates recommended by stockholders? How do stockholders submit such recommendations?

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from stockholders if they are submitted in writing to AutoZone's Secretary in accordance with the procedure set forth in Article III, Section 1 of AutoZone's Fourth Amended and Restated Bylaws ("Bylaws"), including biographical and business experience information regarding the nominee and other information required by said Article III, Section 1. Copies of the Bylaws will be provided upon written request to AutoZone's Secretary and are also available on AutoZone's corporate website at www.autozoneinc.com.

What qualifications must a nominee have in order to be recommended by the Nominating and Corporate Governance Committee for a position on the Board?

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. They should also have demonstrated the confidence to be truly independent, as well as be business savvy, have an owner orientation and have a genuine interest in AutoZone. Core competencies of the Board as a whole are accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's corporate website at www.autozoneinc.com.

How does the Nominating and Corporate Governance Committee identify and evaluate nominees for director?

Prior to each annual meeting of stockholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals, if necessary, as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, and also reviews the composition of the full Board to determine the areas of expertise and core competencies needed to enhance the function of the Board. The Nominating and Corporate Governance Committee may also consider other factors such as the size of the Board, whether a candidate is independent, how many other public company directorships a candidate holds, and the listing standards requirements of the New York Stock Exchange.

The Nominating and Corporate Governance Committee recognizes the importance of selecting directors from various backgrounds and professions in order to ensure that the Board as a whole has a variety of experiences and perspectives which contribute to a more effective decision-making process. The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, stockholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Nominees recommended by stockholders in accordance with the procedure described above, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of the Bylaws, will receive the same consideration as the Nominating and Corporate Governance Committee's other potential nominees.

Procedure for Communication with the Board of Directors

How can stockholders and other interested parties communicate with the Board of Directors?

Stockholders and other interested parties may communicate with the Board of Directors by writing to the Board, to any individual director or to the non-management directors as a group c/o Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. All such communications will be forwarded unopened to the addressee. Communications addressed to the Board of Directors or to the non-management directors as a group will be forwarded to the Chairperson of the Nominating and Corporate Governance Committee and communications addressed to a committee of the Board will be forwarded to the chairperson of that committee.

Compensation of Directors

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2010 fiscal year. No amounts were paid to our non-employee directors during the 2010 fiscal year that would be classified as "Non-Equity Incentive Plan Compensation," "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" or "All Other Compensation," so these columns have been omitted from the table.

Name(1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Total ($)
William C. Crowley	20,071	19,929	164,728	204,728
Sue E. Gove	20,145	19,855	164,728	204,728
Earl G. Graves, Jr.	22,509	22,509	164,728	209,746
Robert R. Grusky	37,657	37,336	109,819	184,812
J.R. Hyde, III	20,008	20,008	164,728	204,744
W. Andrew McKenna	25,070	24,930	164,728	214,728
George R. Mrkonic, Jr.	20,008	20,008	164,728	204,744
Luis Nieto	37,498	37,498	109,819	184,815
Theodore W. Ullyot	31,248	31,248	27,455	89,951

(1) William C. Rhodes, III, our Chairman, President and Chief Executive Officer, serves on the Board but does not receive any compensation for his service as a director. His compensation as an employee of the Company is shown in the Summary Compensation Table on page 40.

(2) Under the AutoZone, Inc. 2003 Director Compensation Plan, non-employee directors receive at least 50% of their annual retainer fees and committee chair fees in AutoZone common stock or in Stock Units (units with value equivalent to the value of shares of AutoZone common stock as of the grant date). They may elect to receive up to 100% of the fees in stock and/or to defer all or part of the fees in Stock Units, as defined herein. This column represents the 50% of the fees that were paid in cash or which the director elected to receive in stock or Stock Units during fiscal 2010, and any cash paid in lieu of fractional shares under the AutoZone, Inc. 2003 Director Compensation Plan. The stock and stock unit amounts reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See Note B, Share-Based Payments, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended August 28, 2010 ("2010 Annual Report") for a discussion of our accounting for share-based awards and the assumptions used. The other 50% of the fees, which were required to be paid in stock or Stock Units, are included in the amounts in the "Stock Awards" column.

(3) The "Stock Awards" column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards of common stock under the 2003 Director Compensation Plan during fiscal 2010. See Note B, Share-Based Payments, to our consolidated financial statements in our 2010 Annual

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Report for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding Stock Units held by each director at the end of fiscal 2010 are shown in the following footnote 4. See "Security Ownership of Management and Board of Directors" on page 26 for more information about our directors' stock ownership.

(4) The "Option Awards" column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock options awarded under the AutoZone, Inc. 2003 Director Stock Option Plan during fiscal 2010. See Note B, Share-Based Payments, to our consolidated financial statements in our 2010 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. As of August 28, 2010, each non-employee director had the following aggregate number of outstanding Stock Units and stock options:

Director	Stock Units (#)	Stock Options* (#)
William C. Crowley	—	9,526
Sue E. Gove	280	14,215
Earl G. Graves, Jr.	3,349	21,000
Robert R. Grusky	194	7,526
J.R. Hyde, III	7,444	30,000
W. Andrew McKenna	4,247	30,000
George R. Mrkonic, Jr.	1,345	15,857
Luis P. Nieto	1,023	7,412
Theodore W. Ullyot	1,348	8,078

* Includes vested and unvested stock options.

Narrative Accompanying Director Compensation Table

Current Compensation Structure

Directors may select at the beginning of each calendar year between two pay alternatives. The first alternative includes an annual retainer fee of $40,000 and a stock option grant. The second alternative includes an annual retainer of $40,000, a supplemental retainer fee of $35,000, and a smaller stock option grant. The second alternative was added in 2008 to make the director compensation package more attractive to potential director candidates (and existing directors) who, in a given year, might prefer a higher percentage of fixed compensation. Directors electing either alternative receive a significant portion of their compensation in AutoZone common stock, since at least one-half of the base retainer and, if applicable, one-half of the supplemental retainer must be paid in AutoZone common stock or stock units.

Annual Retainer Fees. Non-employee directors must choose each year between the two compensation alternatives described above. A director electing the first alternative will receive an annual base retainer fee of $40,000 (the "Base Retainer"). A director electing the second alternative will receive, in addition to the Base Retainer, an annual supplemental retainer fee in the amount of $35,000 (the "Supplemental Retainer"), for a total retainer of $75,000, but will receive a smaller annual stock option award under the Director Stock Option Plan as explained below under "Director Stock Option Plan." There are no meeting fees.

The chair of the Audit Committee receives an additional fee of $10,000 annually, and the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional fee of $5,000 per year.

2003 Director Compensation Plan. Under the AutoZone, Inc. First Amended and Restated 2003 Director Compensation Plan (the "2003 Director Compensation Plan"), a non-employee director may receive no more than one-half of the annual fees in cash — the remainder must be taken in AutoZone common stock. The director may elect to receive up to 100% of the fees in stock or to defer all or part of the fees in units with value equivalent to the value of shares of AutoZone Common Stock ("Stock Units"). Unless deferred, the annual fees are payable in advance in equal quarterly installments on September 1, December 1, March 1, and June 1 of each year, at which time each director receives cash and/or shares of common stock in the amount of one-fourth of the annual fees. The number of shares issued is determined by dividing the amount of the fee payable in shares by the fair market value of the shares as of the grant date.

If a director defers any portion of the annual fees in the form of Stock Units, then on September 1, December 1, March 1, and June 1 of each year, AutoZone will credit a unit account maintained for the director with a number of Stock Units determined by dividing the amount of the fees by the fair market value of the shares as of the grant date. Upon the director's termination of service, he or she will receive the number of shares of common stock with which his or her unit account is credited, either in a lump sum or installments, as elected by the director under the 2003 Director Compensation Plan.

2003 Director Stock Option Plan. Under the AutoZone, Inc. First Amended and Restated 2003 Director Stock Option Plan (the "2003 Director Stock Option Plan"), directors who elect to be paid only the Base Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. Directors electing to be paid the Supplemental Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board, plus a portion of the base annual option grant corresponding to the director's compensation election, prorated for the portion of the year served in office.

Stock option grants are made at the fair market value of the common stock as of the grant date, defined in the plan as the average of the highest and lowest prices quoted for the common stock on the New York Stock Exchange on the business day immediately prior to the grant date. They become fully vested and exercisable on the third anniversary of the date of grant, or the date on which the director ceases to be a director of AutoZone, whichever occurs first.

Stock options expire on the first to occur of (a) 10 years after the date of grant, (b) 90 days after the option holder's death, (c) 5 years after the date the option holder ceases to be an AutoZone director if he or she has become ineligible to be reelected as a result of reaching the term limits or mandatory retirement age specified in AutoZone's Corporate Governance Principles, (d) 30 days after the date that the option holder ceases to be an AutoZone director for reasons other than those listed in the foregoing clause (c), or (e) upon the occurrence of certain corporate transactions affecting AutoZone.

Changes Effective January 1, 2011

The Board of Directors has approved the following changes to AutoZone's director compensation structure effective January 1, 2011, subject to the approval by our stockholders of the AutoZone, Inc. 2011 Equity Incentive Award Plan:

Annual Retainer Fees. Non-employee directors will receive an annual retainer fee of $200,000 (the "Annual Retainer"). The lead director and the chair of the Audit Committee will receive an additional fee of $20,000 annually, the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee will each receive an additional fee of $5,000 per year, and the non-chair members of the Audit Committee will each receive an additional fee of $5,000 per year (such fees, together with the Annual Retainer, the "Retainer"). There are no meeting fees.

2011 Equity Plan. Under the AutoZone, Inc. 2011 Equity Incentive Award Plan (the "2011 Equity Plan"), which, if approved by our stockholders, will replace the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan, a non-employee director will receive the Retainer in Restricted Stock Units, which are contractual rights to receive in the future a share of AutoZone common stock. Restricted Stock Units become fully vested on the date they are issued and generally will become unrestricted as of the date that a non-employee director ceases to be a director of the Company (the "Payment Date"). Restricted Stock Units are paid in shares of AutoZone common stock as soon as practicable after the Payment Date, to be no later than the fifteenth day of the third month following the end of the tax year in which such Payment Date occurs, unless the director has elected to defer receipt.

The Retainer is payable in advance in equal quarterly installments on January 1, April 1, July 1, and October 1 of each year. The number of Restricted Stock Units granted each quarter is determined by dividing the amount of the Retainer by the fair market value of the shares as of the grant date.

If a non-employee director is elected to the Board after the beginning of a calendar quarter, he or she will receive a prorated Retainer based on the number of days remaining in the calendar quarter in which the date of the Board election occurs.

The 2011 Equity Plan is described in more detail in "PROPOSAL 2 — Approval of the AutoZone, Inc. 2011 Equity Incentive Award Plan" on page 16.

Predecessor Plans

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were terminated in December 2002 and were replaced by the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Stock Ownership Requirement

The Board has established a stock ownership requirement for non-employee directors. Within three years of joining the Board, each director must personally invest at least $150,000 in AutoZone stock. Shares and Stock Units issued under the AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the 2003 Director Compensation Plan count toward this requirement.

PROPOSAL 2 — Approval of the AutoZone, Inc. 2011 Equity Incentive Award Plan

Our Board is recommending approval of the AutoZone, Inc. 2011 Equity Incentive Award Plan (the "Plan") for non-employee members of our Board, as well as employees of AutoZone and our subsidiaries and affiliates. The Board adopted the Plan on October 17, 2010, subject to approval by our stockholders (the "Effective Date"). If approved, the Plan will replace the Third Amended and Restated 1996 Stock Option Plan, the 2006 Stock Option Plan, the First Amended and Restated 2003 Director Compensation Plan, the First Amended and Restated 2003 Director Stock Option Plan, the Second Amended and Restated 1998 Director Compensation Plan and the Fourth Amended and Restated 1998 Director Stock Option Plan (collectively, the "Prior Plans"), and no further awards will be granted under the Prior Plans. Any awards under the Prior Plans that are outstanding as of the date of stockholder approval (the "Stockholder Approval Date") will continue to be subject to the terms and conditions of the applicable Prior Plan. Unused shares from the 2006 Stock Option Plan, the First Amended and Restated 2003 Director Compensation Plan and the First Amended and Restated 2003 Director Stock Option Plan and shares underlying awards outstanding under those plans as of the Stockholder Approval Date that terminate, expire or lapse will be made available for awards made pursuant to the Plan. In the event the Plan is not approved by the stockholders, awards will continue to be available for issuance pursuant to the Prior Plans.

In accordance with New York Stock Exchange listing requirements, adoption of the Plan requires approval by a majority of shares of votes cast on such proposal, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of Stock entitled to vote on the proposal. Abstentions will have the effect of a vote against this proposal. Broker non-votes will not be counted as voting either for or against the Plan.

The Board of Directors recommends that the stockholders vote FOR the AutoZone, Inc. 2011 Equity Incentive Award Plan.

The principal features of the Plan are summarized below for the convenience and information of our stockholders. This description is qualified in its entirety by reference to the Plan, which is attached to this Proxy Statement as Exhibit A.

What is the AutoZone, Inc. 2011 Equity Incentive Award Plan?

The Plan will allow AutoZone to provide equity-based compensation to our non-employee directors and employees for their service to AutoZone or our subsidiaries or affiliates. Under the Plan, participants may receive equity-based compensation in the form of stock options, stock appreciation rights, restricted shares, restricted share units, dividend equivalents, deferred stock, stock payments, performance share awards and other incentive awards structured by the Compensation Committee and the Board within parameters set forth in the Plan. The Plan will allow non-employee directors and employees to participate in the ownership of AutoZone and is intended to provide compensation, incentives and rewards for superior performance.

Who is eligible to participate in the Plan?

Persons eligible to participate in the Plan include all non-employee members of the Board, which will consist of nine directors following the Annual Meeting, and approximately 600 officers and employees of AutoZone and our subsidiaries, as determined by the Administrator of the Plan.

How will the Plan be administered?

The Plan generally will be administered by the Compensation Committee of the Board (which we also sometimes refer to as the "Administrator" in this narrative). The Compensation Committee consists solely of non-employee directors, each of whom is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), a Non-Employee Director as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), and an "independent director" under the rules of the New York Stock Exchange. Except with respect to awards granted to our senior executives who are subject to Section 16 of the Exchange Act or employees who are "covered employees" within the meaning of Section 162(m) of the Code, the Plan allows the Compensation Committee to delegate the authority to grant or amend awards under the Plan to a committee of one or more members of the Board or one or more of our officers. The full Board will conduct the general administration of the Plan with respect to awards granted to non-employee directors.

The Administrator will have the authority to administer the Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, as well as the authority to delegate such administrative responsibilities.

How many shares of AutoZone common stock will be available for awards under the Plan?

The aggregate number of shares of our common stock available for equity grants pursuant to the Plan will be equal to the number of shares available for issuance under the 2006 Stock Option Plan, the First Amended and Restated 2003 Director Compensation Plan and the First Amended and Restated 2003 Director Stock Option Plan as of the Stockholder Approval Date, plus the number of shares underlying awards outstanding under those plans as of the Stockholder Approval Date that terminate, expire or lapse on or after such date. AutoZone is not seeking the approval of an increase in the number of shares currently available for issuance and which may be forfeited under plans previously approved by AutoZone's stockholders. Subject to stockholder approval of the Plan, no further shares will be available for issuance pursuant to the Prior Plans, however any awards under any of the Prior Plans that are outstanding as of such date will continue to be subject to the terms and conditions of the applicable Prior Plan. The maximum number of shares of common stock that may be subject to one or more awards granted to any one participant pursuant to the Plan during any calendar year is 200,000.

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The aggregate number of shares of our common stock available for equity grants pursuant to the Plan will be reduced by two shares for every share delivered in settlement of an award other than (i) a stock option, (ii) a stock appreciation right or (iii) any other award for which the holder pays the intrinsic value existing as of the date of grant (such awards, "Full Value Awards"). To the extent that any award other than a Full Value Award is forfeited, expires or is settled in cash without the delivery of shares to the holder, then any shares subject to the award will again be available for the grant of an award pursuant to the Plan; if such forfeited, expired or cash-settled award is a Full Value Award, then the number of shares available under the Plan will be increased by two shares for each share subject to the award that is forfeited, expired or cash-settled. However, shares tendered or withheld in payment of the exercise price of an option or in satisfaction of any tax withholding obligations with respect to an award, shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof, and shares purchased on the open market with the cash proceeds from the exercise of options, will not again be available for the grant of an award pursuant to the Plan. Any shares of restricted stock repurchased by the Company at the same price paid by the participant, so that such shares are returned to the Company, will again be available for awards granted pursuant to the Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Plan.

In the event of a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, any awards granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by another entity, will not reduce the shares authorized for grant under the Plan. Additionally, in the event that AutoZone or its subsidiaries or affiliates acquire or combine with a company that has shares available under a pre-existing plan approved by stockholders, the shares available for grant pursuant to the terms of such pre-existing plan may be used for awards under the Plan under certain circumstances and will not reduce the shares authorized for grant under the Plan.

What types of equity awards are available under the Plan?

Stock Options. The Plan provides for the grant of incentive stock options, as defined under Section 422 of the Code ("ISOs"), and non-qualified stock options. The option exercise price of all stock options granted pursuant to the Plan will not be less than 100% of the fair market value of our common stock on the date of grant. Stock options may be exercised as determined by the Administrator, but in no event may (a) an ISO have a term extending beyond the tenth anniversary of the date of grant and (b) a non-qualified stock option have a term extending beyond the date that is ten years and one day after the date of grant. ISOs granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of our stock, however, shall have an exercise price that is not less than 110% of the fair market value of our common stock on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of the shares with respect to which options intended to be ISOs are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides. The Plan prohibits, without stockholder approval: (i) the amendment of options to reduce the exercise price, and (ii) the replacement of an option with cash or any other award when the price per share of the option exceeds the fair market value of the underlying shares.

Restricted Stock. A restricted stock award is the grant of shares of our common stock at a price determined by the Administrator that may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing service to us or any of our subsidiaries or affiliates or achieving performance goals. During the period of restriction, all shares of restricted stock will be subject to restrictions and vesting requirements, which will lapse in accordance with a schedule or other conditions determined by the Administrator. Restricted stock is nontransferable and may not be sold or encumbered until all restrictions are terminated or expire.

Dividend Equivalents. Dividend equivalents may be granted pursuant to the Plan, except that no dividend equivalents may be payable with respect to options or stock appreciation rights awarded pursuant to the Plan. A dividend equivalent is the right to receive the equivalent value of dividends paid on shares. If granted, they are credited as of dividend payment dates occurring between the date an award is granted and the date it vests, is exercised, is distributed or expires, as determined by the Administrator. Dividend equivalents may be converted to cash or additional shares of our common stock subject to limitations as may be determined by the Administrator.

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Stock Payments. A stock payment is a payment in the form of shares of our common stock or an option or other right to purchase shares, as part of a bonus, deferred compensation or other arrangement. The number or value of shares of any stock payment will be determined by the Administrator and may be based on the achievement of performance criteria or other specific criteria determined by the Administrator. Except as otherwise determined by the Administrator, shares underlying a stock payment which is subject to a vesting schedule or other conditions will not be issued until those conditions have been satisfied. Stock payments may, but are not required to, be made in lieu of cash compensation otherwise payable to any individual who is eligible to receive awards.

Deferred Stock. Deferred stock is a right to receive shares of our common stock in the future. The number of shares of any deferred stock award will be determined by the Administrator and may be based on the achievement of performance or other specific criteria on a specified date or dates or over any period or periods determined by the Administrator. Except as otherwise determined by the Administrator, shares underlying a deferred stock award which is subject to a vesting schedule or other conditions set by the Administrator will not be issued until those conditions have been satisfied. Deferred stock may constitute or provide for a deferral of compensation, subject to Section 409A of the Code and there may be certain tax consequences if the requirements of Section 409A of the Code are not met.

Restricted Stock Units. A restricted stock unit provides for the issuance of our common stock at a future date upon the satisfaction of specific conditions. The Administrator will specify in an award agreement the dates or conditions under which the restricted stock units will become fully vested and nonforfeitable, and may specify other conditions to vesting as it deems appropriate. The Administrator will also specify, or permit the holder to elect, the conditions and dates upon which the shares underlying the restricted stock units will be issued, which may not be earlier than the date as of which the restricted stock units vest and which conditions and dates will be subject to compliance with Section 409A of the Code. Restricted stock units may be paid in cash, shares or both, as determined by the Administrator. On the distribution dates, AutoZone will transfer to the participant one unrestricted, fully transferable share of our common stock (or the fair market value of one share in cash) for each restricted stock unit scheduled to be paid out on such date and not previously forfeited. The Administrator may specify in the award agreement a purchase price to be paid by the participant for such shares of our common stock. Restricted stock units may constitute or provide for a deferral of compensation, subject to Section 409A of the Code and there may be certain tax consequences if the requirements of Section 409A of the Code are not met.

Stock Appreciation Rights. A stock appreciation right ("SAR") entitles its holder, upon exercise, to receive from us an amount equal to the difference between the exercise price of the SAR and the fair market value of a share of AutoZone common stock on the exercise date, multiplied by the number of shares with respect to which the SAR is being exercised, subject to any limitations imposed by the Administrator. The exercise price per share will be set by the Administrator, but may not be less than 100% of the fair market value on the date the SAR is granted. The Administrator will also determine the vesting period of the SAR. Stock appreciation rights may be exercised as determined by the Administrator but may not have a term extending beyond the date that is ten years and one day after the date of grant. Payment of a SAR may be in cash, shares or a combination of both, as determined by the Administrator. The Plan prohibits, without stockholder approval: (i) the amendment of SARs to reduce the exercise price, and (ii) the replacement of a SAR with cash or any other award when the price per share of the SAR exceeds the fair market value of the underlying shares.

Performance Share Awards. Performance share awards are rights to receive a number of shares of common stock or the cash value of such shares based on the attainment of specified performance goals or other criteria determined by the Administrator.

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Other Incentive Awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met.

What are performance awards?

Performance awards include any of the awards above that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The Administrator will determine whether performance awards are intended to constitute "qualified performance-based compensation" ("QPBC") within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that we may take in respect of compensation paid to our "covered employees", but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our Compensation Committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards:

(i) earnings or net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense);

(ii) gross or net sales or revenue;

(iii) net income (either before or after taxes);

(iv) adjusted net income;

(v) operating earnings, profit or pre-tax profit or margin;

(vi) cash flow (including, but not limited to, operating or net cash flow and free cash flow);

(vii) return on assets;

(viii) return on capital (including return on invested capital);

(ix) return on stockholders' equity;

(x) total stockholder return;

(xi) return on sales;

(xii) gross or net profit, operating margin or gross profit margin;

(xiii) costs;

(xiv) funds from operations;

(xv) expenses;

(xvi) working capital;

(xvii) earnings per share;

(xviii) diluted or adjusted earnings per share;

(xix) price per share of common stock;

(xx) implementation or completion of critical projects;

(xxi) market share;

(xxii) economic value goals (including economic value added);

(xxiii) customer retention;

(xxiv) sales or sales-related goals (including sales per square foot and comparable store sales);

(xxv) earnings before interest and taxes margin; and

(xxvi) return on inventory

any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the Administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

How does vesting of awards occur under the Plan?

The award agreement governing an award under the Plan will specify when the right to exercise the award will vest, in whole or in part, and will denote any events or conditions upon which vesting is contingent or which may accelerate vesting.

At the time an award is granted or at any time after such grant, the Administrator may specify events, including a change in control, that will accelerate the vesting or exercise date of all or part of the award.

Are awards under the Plan transferable?

With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally nontransferable prior to vesting and are exercisable only by the participant.

How are tax withholding and payment obligations handled under the Plan?

With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the Administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

What happens in the event of corporate transactions affecting the stock?

The Administrator has broad discretion to equitably adjust the provisions of the Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the Administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of AutoZone (as defined in the Plan), the surviving entity must assume outstanding awards or substitute economically equivalent awards for such outstanding awards; however, if the surviving entity declines to assume or substitute for some or all outstanding awards, then all such awards will vest in full and be deemed exercised (as applicable) upon the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions if the Administrator so determines.

Can the Plan be amended or terminated?

The Board may terminate, amend, or modify the Plan at any time; however, except to the extent permitted by the Plan in connection with certain changes in capital structure, stockholder approval will be obtained for any amendment to (i) increase the number of shares available under the Plan under either or both share limits, (ii) reduce the per share exercise price of the shares subject to any option or stock appreciation right below the per share exercise price as of the date the option or stock appreciation right was granted, and (iii) cancel any

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option or stock appreciation right in exchange for cash or another award when the option or stock appreciation right price per share exceeds the fair market value of the underlying shares.

In no event may an award be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date.

Why is stockholder approval of the Plan required?

Stockholder approval of the Plan is necessary in order for us to (1) meet the stockholder approval requirements of the New York Stock Exchange, (2) take tax deductions for certain compensation resulting from awards granted thereunder qualifying as QPBC and (3) grant ISOs thereunder.

What awards are currently contemplated under the Plan?

The Board has adopted the 2011 Director Compensation Program (the "Program"), subject to stockholder approval of the Plan. Pursuant to the Program, as of January 1, 2011 and subject to stockholder approval of the Plan, non-employee directors will receive their compensation in awards of Restricted Stock Units as described immediately below, in lieu of cash compensation.

The Program provides that non-employee directors will receive an annual retainer fee of $200,000 (the "Annual Retainer"), payable in Restricted Stock Units awarded under the Plan. The lead director and the chair of the Audit Committee will receive an additional fee of $20,000 annually, the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee will each receive an additional fee of $5,000 per year, and non-chair members of the Audit Committee will each receive an additional fee of $5,000 per year, all of which are also payable in Restricted Stock Units awarded under the Plan (such fees, together with the Annual Retainer, are referred to herein as the "Retainer").

The Restricted Stock Units to be awarded under the Plan in payment of the Retainer are contractual rights to receive in the future a share of AutoZone common stock, and are described in more detail on page 19. Under the Program, Restricted Stock Units will become fully vested on the date they are issued, and the Restricted Stock Units will be paid in shares of AutoZone common stock as soon as practicable after the date on which a non-employee director ceases to be a member of the AutoZone Board of Directors (so long as such cessation of service also qualifies as a "separation from service" under Section 409A of the Code), to be no later than the fifteenth day of the third month following the end of the tax year in which such cessation of service occurs, unless the director has irrevocably elected in writing by December 31 of the year preceding the grant to defer the payment.

The Retainer is payable in advance in equal quarterly installments on January 1, April 1, July 1, and October 1 of each year. The number of Restricted Stock Units granted each quarter will be determined by dividing one-fourth of the amount of the Retainer by the fair market value of the shares of our common stock as of the grant date. If a non-employee director is elected to the Board after the beginning of a calendar quarter or assumes one of the additional positions described above, he or she will receive a prorated Retainer based on the number of days remaining in the calendar quarter in which the date of the Board election or position appointment occurs.

What are the U.S. federal income tax consequences of the Plan?

The following is a general summary under current law of the material federal income tax consequences to a non-employee director granted an award under the Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of federal income taxation that may be relevant in light of a holder's personal circumstances. This summarized tax information is not tax advice and a holder of an award should rely on the advice of his or her legal and tax advisors.

With respect to nonqualified stock options, AutoZone is generally entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving ISOs will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of our common stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the tax consequences described for nonqualified stock options will apply.

The current federal income tax consequences of other awards authorized under the Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); restricted stock units, stock-based performance awards, dividend equivalents, other incentive awards and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, AutoZone will generally have a corresponding deduction at the time the participant recognizes income, subject to Section 162(m) of the Code with respect to "covered employees."

Section 162(m) of the Code. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards under the Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including QPBC, are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock awards will generally qualify as performance-based compensation if (1) the award is granted by a compensation committee composed solely of two or more "outside directors," (2) the plan contains a per-employee limitation on the number of awards which may be granted during a specified period, (3) the plan is approved by the stockholders, and (4) under the terms of the award, the amount of compensation an employee could receive is based solely on an increase in the value of the stock after the date of the grant (which requires that the exercise price of the option is not less than the fair market value of the stock on the date of grant), and for awards other than options, established performance criteria that must be met before the award actually will vest or be paid.

The Plan is designed to meet the requirements of Section 162(m) of the Code; however, full value awards granted under the Plan will only be treated as qualified performance-based compensation under Section 162(m) of the Code if the full value awards and the procedures associated with them comply with all other requirements of Section 162(m) of the Code. There can be no assurance that compensation attributable to awards granted under the Plan will be treated as qualified performance-based compensation under Section 162(m) of the Code and thus be deductible to us.

Section 409A of the Code. Certain awards under the Plan may be considered "nonqualified deferred compensation" subject to Section 409A of the Code, which imposes additional requirements on the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the nonqualified deferred compensation plan for the current taxable year and all preceding taxable years, by or for any participant with respect to whom the failure relates, are includible in the gross income of the participant for the taxable year to the extent not subject to a substantial risk of forfeiture

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and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount will be subject to income tax at regular income tax rates plus an additional 20 percent tax, as well as potential premium interest tax.

New Plan Benefits

Future benefits or amounts under the Plan are not currently determinable with respect to employees. The following table sets forth the benefits or amounts that would have been received by or allocated to each of the following non-employee directors for the fiscal year ending August 28, 2010, had the Plan and Program been in effect on such date.

2011 Equity Incentive Award Plan

Name and Position	Dollar Value ($)	Number of Units
William C. Rhodes, III *Chairman, President and Chief Financial Officer*	0	0
William T. Giles *Executive Vice President, IT, Store Development, Chief Financial Officer*	0	0
Harry L. Goldsmith *Executive Vice President, General Counsel and Secretary*	0	0
James A. Shea *Executive Vice President, Merchandising, Marketing & Supply Chain*	0	0
Larry M. Roesel *Senior Vice President, Commercial*	0	0
Executive Group	0	0
Non-Executive Director Group	$1,865,000	10,610
Non-Executive Officer Employee Group	0	0

PROPOSAL 3 — Ratification of Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent auditor for the past twenty-three fiscal years, has been selected by the Audit Committee to be AutoZone's independent registered public accounting firm for the 2011 fiscal year. Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions.

The Audit Committee recommends that you vote FOR ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm.

For ratification, the firm must receive more votes in favor of ratification than votes cast against. Abstentions and broker non-votes will not be counted as voting either for or against the firm. However, the Audit Committee is not bound by a vote either for or against the firm. The Audit Committee will consider a vote against the firm by the stockholders in selecting our independent registered public accounting firm in the future.

During the past two fiscal years, the aggregate fees for professional services rendered by Ernst & Young LLP were as follows:

	2010	2009
Audit Fees	$1,477,000	$1,573,811
Audit-Related Fees	—	—
Tax Fees	110,750(1)	84,793(2)

(1) Tax fees for 2010 were for state and local tax services.

(2) Tax fees for 2009 were for advice relating to the Company's debt structure.

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at www.autozoneinc.com. The Audit Committee pre-approved 100% of the services provided by Ernst & Young LLP during the 2010 and 2009 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

Audit Committee Report

The Audit Committee of AutoZone, Inc., has reviewed and discussed AutoZone's audited financial statements for the year ended August 28, 2010, with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Committee.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

As a result of our review and discussions, we have recommended to the Board of Directors the inclusion of AutoZone's audited financial statements in the annual report for the fiscal year ended August 28, 2010, on Form 10-K for filing with the Securities and Exchange Commission.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles; AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board of Directors.

W. Andrew McKenna (Chair)
Sue E. Gove
George R. Mrkonic, Jr.
Luis P. Nieto

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

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OTHER INFORMATION

Security Ownership of Management and Board of Directors

This table shows the beneficial ownership of common stock by each director, the Principal Executive Officer, the Principal Financial Officer and the other three most highly compensated executive officers, and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

Beneficial Ownership as of October 18, 2010

Name of Beneficial Owner	Shares	Deferred Stock Units(1)	Options(2)	Total	Ownership Percentage
William C. Crowley(3)	15,495,882	0	0	15,495,882	34.7%
Sue E. Gove	1,742	280	6,715	8,737	*
Earl G. Graves, Jr.	0	3,402	12,000	15,402	*
Robert R. Grusky(4)	552	238	0	790	*
J. R. Hyde, III(5)	333,510	7,491	21,000	362,001	*
W. Andrew McKenna	17,355	4,247	18,000	39,602	*
George R. Mrkonic, Jr.	2,500	1,392	6,857	10,749	*
Luis P. Nieto	0	1,111	0	1,111	*
William C. Rhodes, III(6)	16,581	0	227,750	244,331	*
Theodore W. Ullyot(7)	70	1,443	4,578	6,091	*
William T. Giles	1,209	0	95,400	96,609	*
Harry L. Goldsmith(8)	19,908	0	137,475	157,383	*
Larry M. Roesel	343	0	11,500	11,843	*
James A. Shea(9)	3,885	0	0	3,885	*
All current directors and executive officers as a group (22 persons)	15,930,045	19,604	1,001,113	16,950,762	38.0%

* Less than 1%.

(1) Includes shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(2) Includes shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 18, 2010.

(3) Mr. Crowley is the President and Chief Operating Officer of ESL Investments, Inc. which together with various of its affiliates owns and/or controls the voting or disposition of AutoZone common stock as shown in "Security Ownership of Certain Beneficial Owners" on page 27. Mr. Crowley is also a current Director of AutoZone. Included in this number are 12,297 AutoZone shares held by Mr. Crowley over which he has sole voting power and 24,906 shares owned by Tynan LLC, of which Mr. Crowley has sole voting and dispositive power over 21,970 shares. Mr. Crowley has also reported beneficial ownership of 15,458,679 AutoZone shares beneficially owned by other members of the ESL Group, as defined on page 27. See Footnote 1 to the table under the heading "Security Ownership of Certain Beneficial Owners" on page 27.

(4) Mr. Grusky is a passive, limited partner in ESL Partners, L.P., which together with various of its affiliates owns AutoZone common stock as shown in "Security Ownership of Certain Beneficial Owners" below. Mr. Grusky may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group, as defined on page 27. Mr. Grusky disclaims beneficial ownership of the AutoZone shares held by the ESL Group, except to the extent of his pecuniary interest therein.

(5) Includes 50,000 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and for which he shares investment and voting power. Does not include 2,000 shares owned by Mr. Hyde's wife.

(6) Includes 1,090 shares held as custodian for Mr. Rhodes's children.

(7) Mr. Ullyot is a limited partner in RBS Partners, L.P., which together with various of its affiliates owns AutoZone common stock as shown in "Security Ownership of Certain Beneficial Owners" below. Mr. Ullyot was Executive Vice President and General Counsel of ESL Investments, Inc. from October 2005 until April 2008 and may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group, as defined on page 27. Mr. Ullyot disclaims beneficial ownership of the AutoZone shares held by the ESL Group.

(8) Includes 1,200 shares held by trusts for which Mr. Goldsmith is a beneficiary and 200 shares held by trusts for Mr. Goldsmith's daughters.

(9) Includes 150 shares owned by Mr. Shea's wife.

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Security Ownership of Certain Beneficial Owners

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage
ESL Partners, L.P.(1)(2) 200 Greenwich Avenue Greenwich, CT 06830	15,495,882	34.7%
T. Rowe Price Associates, Inc.(3) 100 East Pratt Street Baltimore, MD 21209	3,524,879	7.9%

(1) The shares deemed beneficially owned by ESL Partners, L.P. are owned by a group (the "ESL Group") consisting of ESL Partners, L.P., a Delaware limited partnership; ESL Institutional Partners, L.P., a Delaware limited partnership; ESL Investors, L.L.C., a Delaware limited liability company; Acres Partners, L.P., a Delaware limited partnership; RBS Partners, L.P., a Delaware limited partnership; ESL Investments, Inc., a Delaware corporation; Edward S. Lampert; Tynan, LLC, a Delaware limited liability company; William C. Crowley; and The Lampert Foundation. RBS Partners, L.P. is the general partner of ESL Partners, L.P. and the manager of ESL Investors, L.L.C. ESL Investments, Inc. is the general partner of RBS Partners, L.P. and Acres Partners, L.P. and is the managing member of RBS Investment Management, L.L.C. RBS Investment Management, L.L.C. is the general partner of ESL Institutional Partners, L.P. Mr. Lampert is the Chairman, Chief Executive Officer and a director of ESL Investments, Inc., and managing member of ESL Investment Management, L.P. Mr. Crowley is the manager of Tynan, LLC and the President and Chief Operating Officer of ESL Investments, Inc. Mr. Crowley is also a current Director of AutoZone. In their respective capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of AutoZone common stock beneficially owned by other members of the ESL Group. ESL Partners, L.P. has sole voting and dispositive power for 7,493,142 shares; ESL Institutional Partners, L.P. has sole voting and dispositive power for 1,618 shares; ESL Investors, L.L.C. has sole voting and dispositive power for 2,236,346 shares; Acres Partners, L.P. has sole voting and dispositive power for 2,000,000 shares; RBS Partners, L.P. has sole voting and dispositive power for 9,729,488 shares; ESL Investments, Inc. has sole voting and dispositive power for 11,731,106 shares; Mr. Lampert has sole voting power for 15,458,679 shares and has sole dispositive power for 12,871,167 shares; Tynan LLC has sole voting power for 24,906 shares and sole dispositive power for 21,970 shares; and Mr. Crowley has sole voting power for 37,203 shares and has sole dispositive power for 21,970 shares. Mr. Lampert and Mr. Crowley are each party to an agreement with ESL Partners, L.P. that contains certain restrictions on disposition of shares. The source of this data is information supplied by the ESL Group at the request of the Company.

(2) As described in more detail on page 3, ESL has entered into an agreement with the Company that addresses, among other items, appearances at meetings of stockholders for the purposes of having a quorum, voting of ESL shares and the selection of nominees for the Company's Board of Directors.

(3) The source of this information is the Schedule 13F filed with the Securities and Exchange Commission by the T. Rowe Price Associates, Inc. on August 13, 2010, reporting beneficial ownership as of June 30, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a principles-based overview of AutoZone's executive compensation program. It discusses our rationale for the types and amounts of compensation that our executive officers receive and how compensation decisions affecting these officers are made. It also discusses AutoZone's total rewards philosophy, the key principles governing our compensation program, and the objectives we seek to achieve with each element of our compensation program.

What are the Company's key compensation principles?

Pay for performance. The primary emphasis of AutoZone's compensation program is linking executive compensation to business results and intrinsic value creation, which is ultimately reflected in increases in stockholder value. Base salary levels are intended to be competitive in the U.S. marketplace for executives, but the more potentially valuable components of executive compensation are annual cash incentives, which depend on the achievement of pre-determined business goals, and to a greater extent, long-term compensation, which is based on the value of our stock.

Attract and retain talented AutoZoners. The overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization. We believe that a company which provides quality products and services to its customers, and delivers solid financial results, will generate long-term stockholder returns, and that this is the most important component of attracting and retaining executive talent.

What are the Company's overall executive compensation objectives?

Drive high performance. AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

Drive long-term stockholder value. AutoZone's compensation program is intended to support long-term focus on stockholder value, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options.

The table below illustrates how AutoZone's compensation program weights the "at-risk" components of its named executive officers' 2010 total compensation (using actual base earnings + fiscal 2010 cash incentive payment + Black-Scholes value of fiscal 2010 stock option grant):

Executive	Base Salary	Annual Incentive	Stock Options
William C. Rhodes III	25%	43%	32%
William T. Giles	27%	34%	39%
James A. Shea	26%	34%	40%
Harry L. Goldsmith	26%	33%	41%
Larry M. Roesel	30%	30%	40%

Who participates in AutoZone's executive compensation programs?

The Chief Executive Officer and the other named executive officers, as well as the other senior executives comprising AutoZone's Executive Committee, participate in the compensation program outlined in this Compensation Discussion and Analysis. The Executive Committee consists of the Chief Executive Officer and officers with the title of senior vice president or executive vice president (a total of 12 executives for fiscal 2010). However, many elements of the compensation program also apply to other levels of AutoZone management. The intent is to ensure that management is motivated to pursue, and is rewarded for achieving, the same financial, operating and stockholder objectives.

What are the key elements of the company's overall executive compensation program?

The table below summarizes the key elements of AutoZone's executive compensation program and the objectives they are designed to achieve. More details on these elements follow throughout the Compensation Discussion and Analysis and this Proxy Statement, as appropriate.

Pay Element	Description	Objectives
Base salary	• Annual fixed cash compensation.	• Attract and retain talented executives. • Recognize differences in relative size, scope and complexity of positions as well as individual performance over the long term.

Annual cash incentive	• Annual variable pay tied to the achievement of key Company financial and operating objectives. The primary measures are:
	  • Earnings before interest and taxes, and
	  • Return on invested capital.
	• Actual payout depends on the results achieved. Individual potential payout is capped at $4 million; however, payout is zero if threshold targets are not achieved.
	• The Compensation Committee may reduce payouts in its discretion when indicated by individual performance, but does not have discretion to increase payouts.
		• Communicate key financial and operating objectives.
		• Drive high levels of performance by ensuring that executives' total cash compensation is linked to achievement of financial and operating objectives.
		• Support and reward consistent, balanced growth and returns performance (add value every year) with demonstrable links to stockholder returns.
		• Drive cross-functional collaboration and a total-company perspective.

Stock options	• Senior executives receive a mix of non-qualified stock options (NQSOs) and incentive stock options (ISOs). • All stock options are granted at fair market value on the grant date (discounted options are prohibited). • AutoZone's stock option plan prohibits repricing and does not include a "reload" program.	• Align long-term compensation with stockholder results. Opportunities for significant wealth accumulation by executives are tightly linked to stockholder returns. • ISOs provide an incentive to hold shares after exercise, thus increasing ownership and further reinforcing the tie to stockholder results.

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Pay Element	Description	Objectives
Stock purchase plans	• AutoZone maintains a broad-based employee stock purchase plan (ESPP) which is qualified under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan allows AutoZoners to make quarterly purchases of AutoZone shares at 85% of the fair market value on the first or last day of the calendar quarter, whichever is lower. The annual contribution limit under the ESPP is $15,000. • The Company has implemented an Executive Stock Purchase Plan so that executives may continue to purchase AutoZone shares beyond the limit the IRS and the company set for the Employee Stock Purchase Plan. An executive may make purchases using up to 25% of his prior fiscal year's eligible compensation.	• Allow all AutoZoners to participate in the growth of AutoZone's stock. • Encourage ownership, and therefore alignment of executive and stockholder interests.
Management stock ownership requirement	• AutoZone implemented a stock ownership requirement during fiscal 2008 for executive officers. • Covered executives must meet specified minimum levels of ownership, using a multiple of base salary approach.	• Encourage ownership by requiring executive officers to meet specified levels of ownership. • Alignment of executive and stockholder interests.
Retirement plans	The Company maintains three retirement plans: • Non-qualified deferred compensation plan (including a frozen defined benefit restoration feature) • Frozen defined benefit pension plan, and • 401(k) defined contribution plan.	• Provide competitive executive retirement benefits. • The non-qualified plan enables executives to defer base and incentive earnings up to 25% of the total, independent of the IRS limitations set for the qualified 401(k) plan. • The restoration component of the non-qualified plan, which was frozen at the end of 2002, allowed executives to accrue benefits that were not capped by IRS earnings limits.
Health and other benefits	Executives are eligible for a variety of benefits, including: • Medical, dental and vision plans; and • Life and disability insurance plans.	• Provide competitive benefits. • Minimize perquisites while ensuring a competitive overall rewards package.

Annual cash compensation. Annual cash compensation consists of base salary and annual cash incentives.

Base Salary. Salaries are determined within the context of a targeted total cash compensation level for each position. Base salary is a fixed portion of the targeted annual cash compensation, with the specific portion varying based on differences in the size, scope or complexity of the jobs as well as the tenure and individual performance level of incumbents in the positions. Points are assigned to positions using a job evaluation system developed by Hay Group, a global management and human resources consulting firm, and AutoZone maintains salary ranges based on the job evaluations originally constructed with Hay Group's help. These salary ranges are usually updated annually based on broad-based survey data; in addition to Hay Group survey data, AutoZone uses surveys published by Mercer (US) and Hewitt Associates, among others, for this purpose, as discussed below.

The survey data used to periodically adjust salary ranges is broad-based, including data submitted by hundreds of companies. Examples of the types of information contained in salary surveys include summary statistics (e.g., mean, median, 25th percentile, etc.) related to:

- base salaries
- variable compensation
- total annual cash compensation
- long-term incentive compensation
- total direct compensation

The salary surveys cover both the retail industry and compensation data on a broader, more general public company universe. Multiple salary surveys are used, so that ultimately the data represent hundreds of companies and positions and thousands of incumbents, or people holding those positions. The surveys generally list the participating companies, and for each position "matched", the number of companies and incumbents associated with the position. Subscribers cannot determine which information comes from which company.

The salary ranges which apply to the named executive officers, including the Principal Executive Officer, are part of the structure applicable to thousands of AutoZone's employees. AutoZone positions are each assigned to a salary grade. This is generally accomplished at the creation of a position, using the Hay job evaluation method, and jobs tend to remain in the same grade as long as there are no significant job content changes. Each grade in the current salary structure has a salary range associated with it. This range has a midpoint, to which we compare summary market salary data (generally median pay level) of the types discussed above.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the market median value as revealed by the surveys. This positioning relative to the market allows for competitive base salary levels, while generally leaving actual average base pay slightly below the survey market level. This fits our stated philosophy of delivering competitive total rewards at or above the market median through performance-based variable compensation.

In making decisions related to compensation of the named executive officers, the Compensation Committee uses the survey data and salary ranges as context in reviewing compensation levels and approving pay actions. Other elements that the Compensation Committee considers are individual performance, Company performance, individual tenure, position tenure, and succession planning. The Hay Group, Mercer (US) and Hewitt Associates surveys are utilized primarily to provide comparative data.

Annual Cash Incentive. Executive officers and certain other employees are eligible to receive annual cash incentives each fiscal year based on the Company's attainment of certain Company performance objectives set by the Compensation Committee at the beginning of the fiscal year. The annual cash incentive target for each position, expressed as a percentage of base salary, is based on both salary range and level within the organization, and therefore does not change annually. As a general rule, as an executive's level of

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management responsibility increases, the portion of his or her total compensation dependent on Company performance increases.

The threshold and target percentage amounts for the named executive officers for fiscal 2010 are shown in the table below.

Principal Position	Percentage of Base Salary	
	Threshold	**Target**
Chairman, President & CEO	50%	100%
Executive Vice Presidents	37.5%	75%
All Other NEOs	30%	60%

Annual cash incentives for executive officers are paid pursuant to the AutoZone, Inc. 2010 Executive Incentive Compensation Plan ("EICP"), our performance-based short-term incentive plan. Pursuant to the plan, the Compensation Committee establishes incentive objectives at the beginning of each fiscal year. For more information about the EICP, see Discussion of Plan-Based Awards Table on page 43.

The actual incentive amount paid depends on Company performance relative to the target objectives. A minimum pre-established goal must be met in order for any incentive award to be paid, and the incentive award as a percentage of annual salary will increase as the Company achieves higher levels of performance.

The Compensation Committee may in its sole discretion reduce the incentive awards paid to named executive officers. Under the EICP, the Compensation Committee may not exercise discretion in granting awards in cases where no awards are indicated, nor may the Compensation Committee increase any calculated awards. Any such "positive" discretionary changes, were they to occur, would be paid outside of the EICP and reported under the appropriate Bonus column in the Summary Compensation Table; however, the Compensation Committee has not historically exercised this discretion.

The Compensation Committee, as described in the EICP, may (but is not required to) disregard the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

The incentive objectives for fiscal 2010 were set in a September 2009 Compensation Committee meeting, and were based on the achievement of specified levels of earnings before interest and taxes ("EBIT") and return on invested capital ("ROIC"), as were the incentive objectives for fiscal 2011, set during a Compensation Committee meeting held in September 2010. The total incentive award is determined based on the impact of EBIT and ROIC on AutoZone's economic profit for the year, rather than by a simple allocation of a portion of the award to achievement of the EBIT target and a portion to achievement of the ROIC target. EBIT and ROIC are key inputs to the calculation of economic profit (sometimes referred to as "economic value added"), and have been determined by our Compensation Committee to be important factors in enhancing stockholder value. If both the EBIT and ROIC targets are achieved, the result will be a 100%, or target, payout. However, the payout cannot exceed 100% unless the EBIT target is exceeded (i.e., unless there is "excess EBIT" to fund the additional incentive payout). Additionally, when the aggregate incentive amount is calculated, if the resulting payout amount in excess of target exceeds a specified percentage of excess EBIT (currently 20%), then the incentive payout will be reduced until the total amount of the incentive payment in excess of target is within that specified limit.

The specific targets are tied to achievement of the Company's operating plan for the fiscal year. In 2010, the target objectives were EBIT of $1,221.7 million and ROIC of 24.8%. The 2010 incentive awards for each named executive officer were based on the following performance:

	EBIT (Amounts in MMs)	ROIC
EICP Target	$1,221.7	24.8%
Actual (as adjusted)	$1,319.4	27.4%
Difference	$ 97.7	261bps

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Our EBIT and ROIC performance targets are based on AutoZone's operating plan and are highly confidential and competitively sensitive. We have a long-standing policy against giving financial guidance to securities analysts due to the competitive disadvantage that could result from our doing so. We believe that if we were to publish any financial projections, including any earnings information, our competitors would gain useful advance insight into our business strategy. Insofar as AutoZone is a leader in a highly competitive market, any such public disclosure could materially harm our competitive position within our industry.

Our Board participates in the creation of financial and operating plans designed to generate long-term appreciation in the per-share value of AutoZone common stock. The Compensation Committee sets EICP targets each year based on these plans. Because the targets are confidential, we believe the best indication of the difficulty of achieving such targets is our track record. Over the last five years, annual EICP payouts have exceeded target four times and have been below target once (incentive payments during this period of time have ranged from 94% to 171% of target, as shown in the table below).

Fiscal Year	Targets		Actual		Payout Percentage
	EBIT ($MMs)	ROIC	EBIT ($MMs)	ROIC	
2010	1,221.7	24.8%	1,319.4	27.4%	171%
2009	1,137.3	23.5%	1,179.6	24.4%	135%
2008	1,120.2	22.6%	1,127.5	23.9%	110%
2007	1,048.9	21.5%	1,054.0	22.9%	108%
2006	1,040.6	22.4%	1,027.3	22.5%	94%

Effect of Performance on Total Annual Cash Compensation. Because AutoZone emphasizes pay for performance, it is only when the Company exceeds its target objectives that an executive's total annual cash compensation begins to climb relative to the median market level. Similarly, Company performance below target will cause an executive's total annual cash compensation to drop below market median. As discussed below, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies.

Stock options. To emphasize achievement of long-term stockholder value, AutoZone's executives receive a significant portion of their targeted total compensation in the form of stock options. Although stock options have potential worth at the time they are granted, they only confer actual value if AutoZone's stock price appreciates between the grant date and the exercise date. For this reason, we believe stock options are a highly effective long-term compensation vehicle to reward executives for creating stockholder value. We do not maintain any other long-term incentive plans for our executives. We want our executives to realize total compensation levels well above the market norm, because when they do, such success is the result of achievement of Company financial and operating objectives that leads to growth in the per-share value of AutoZone common stock.

In order to support and facilitate stock ownership by our executive officers, a portion of their annual stock option grant typically consists of Incentive Stock Options ("ISOs"). If an executive holds the stock acquired upon exercise of an ISO for at least two years from the date of grant and one year from the date of exercise, he or she can receive favorable long-term capital gains tax treatment for all appreciation over the exercise price. (AutoZone cannot claim the gain on exercise as deductible compensation expense in this event). ISOs have a maximum term of ten years and vest in equal 25% increments on the first, second, third and fourth

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anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan. There is a $100,000 limit on the aggregate grant value of ISOs that may become exercisable in any calendar year; consequently, the majority of options granted is in the form of non-qualified stock options.

AutoZone grants stock options annually. Currently, the annual grants are reviewed and approved by the Compensation Committee in the meeting (typically in late September or early October) at which it reviews prior year results, determines incentive payouts, and takes other compensation actions affecting the named executive officers. The Compensation Committee has not delegated its authority to grant stock options; all grants are directly approved by the Compensation Committee. Option grant amounts for the Chief Executive Officer's direct reports and other senior executives are recommended to the Compensation Committee by the Chief Executive Officer, based on individual performance and the size and scope of the position held. AutoZone's general policy is to limit the total option shares granted to its employees during the annual grant process to approximately one percent of common shares estimated to be outstanding at the end of that fiscal year. The annual grant is typically made near the beginning of the fiscal year and does not include promotional or new hire grants that may be made during the fiscal year. The Committee reserves the right to deviate from this policy as it deems appropriate.

Newly promoted or hired officers may receive a grant shortly after their hire or promotion. As a general rule, new hire or promotional stock options are approved and effective on the date of a regularly scheduled meeting of the Compensation Committee. On occasion, these interim grants may be approved by unanimous written consent of the Compensation Committee. The grants are recommended to the Compensation Committee by the Chief Executive Officer based on individual circumstances (e.g., what may be required in order to attract a new executive). Internal promotional grants are prorated based on the time elapsed since the officer received a regular annual grant of stock options.

For more information about our stock option plans, see Discussion of Plan-Based Awards Table on page 43.

Stock purchase plans. AutoZone maintains the Employee Stock Purchase Plan which enables all employees to purchase AutoZone common stock at a discount, subject to IRS-determined limitations. Based on IRS rules, we limit the annual purchases in the Employee Stock Purchase Plan to no more than $15,000, and no more than 10% of eligible (base and incentive or commission) compensation. To support and encourage stock ownership by our executives, AutoZone also established a non-qualified stock purchase plan. The Fourth Amended and Restated AutoZone, Inc. Executive Stock Purchase Plan ("Executive Stock Purchase Plan") permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan.

The Executive Stock Purchase Plan operates in a similar manner to the tax-qualified Employee Stock Purchase Plan, in that it allows executives to defer after-tax base or incentive compensation (after making annual elections as required under Section 409A of the Internal Revenue Code) for use in making quarterly purchases of AutoZone common stock. Options are granted under the Executive Stock Purchase Plan each calendar quarter and consist of two parts: a restricted share option and an unvested share option. Shares are purchased under the restricted share option at 100% of the closing price of AutoZone stock at the end of the calendar quarter (i.e., not at a discount), and a number of shares are issued under the unvested share option at no cost to the executive, so that the total number of shares acquired upon exercise of both options is equivalent to the number of shares that could have been purchased with the deferred funds at a price equal to 85% of the stock price at the end of the quarter. The unvested shares are subject to forfeiture if the executive does not remain with the company for one year after the grant date. After one year, the shares vest, and the executive owes taxes based on the share price on the vesting date (unless a so-called 83(b) election was made on the date of grant).

The table below can be used to compare and contrast the stock purchase plans.

	Employee Stock Purchase Plan	Executive Stock Purchase Plan
Contributions	After tax, limited to lower of 10% of eligible compensation (defined above) or $15,000	After tax, limited to 25% of eligible compensation (defined above)
Discount	15% discount based on lowest price at beginning or end of the quarter	15% discount based on quarter-end price
Vesting	None; 1-year holding period	Shares granted to represent 15% discount restricted for 1 year; 1-year holding period for shares purchased at fair market value
Taxes — Individual	Ordinary income in amount of spread; capital gains for appreciation; taxed when shares sold	Ordinary income when restrictions lapse (83(b) election optional)
Taxes — Company	No deduction unless "disqualifying disposition"	Deduction when included in employee's income

How does the Compensation Committee consider and determine executive and director compensation?

Chief Executive Officer. The Compensation Committee establishes the compensation level for the Chief Executive Officer, including base salary, annual cash incentive compensation, and stock option awards. The Chief Executive Officer's compensation is reviewed annually by the Compensation Committee in conjunction with a review of his individual performance by the non-management directors, taking into account all forms of compensation, including base salary, annual cash incentive, stock option awards, and the value of other benefits received.

Other Executive Officers. The Compensation Committee reviews and establishes base salaries for AutoZone's executive officers other than the Chief Executive Officer based on each executive officer's individual performance during the past fiscal year and on the recommendations of the Chief Executive Officer. The Compensation Committee approves the annual cash incentive amounts for the executive officers, which are determined by objectives established by the Compensation Committee at the beginning of each fiscal year as discussed above. The actual incentive amount paid depends on performance relative to the target objectives.

The Compensation Committee approves awards of stock options to many levels of management, including executive officers. Stock options are granted to executive officers upon initial hire or promotion, and thereafter are typically granted annually in accordance with guidelines established by the Compensation Committee as discussed above. The actual grant is determined by the Compensation Committee based on the guidelines and the performance of the individual in the position. The Compensation Committee considers the recommendations of the Chief Executive Officer.

Management Stock Ownership Requirement. To further reinforce AutoZone's objective of driving long-term stockholder results, AutoZone maintains a stock ownership requirement for all executive officers (a total of 12 individuals in fiscal 2010), including the named executive officers. Covered executives must attain a specified minimum level of stock ownership, based on a multiple of their base salary, within 5 years of the adoption of the requirement or the executive's placement into a covered position. Executives who are promoted into a position with a higher multiple will have an additional 3 years to attain the required ownership level. In order to calculate whether each executive meets the ownership requirement, we total the value of each executive's holdings of whole shares of stock and the intrinsic (or "in-the-money") value of vested stock options, based on the fiscal year-end closing price of AutoZone stock, and compare that value to the appropriate multiple of fiscal year-end base salary.

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To encourage full participation in our equity plans, all AutoZone stock acquired under those plans is included in the executive's holdings for purposes of calculating his or her ownership. This includes vested stock options and shares which have restrictions on sale. One of the purposes of the ownership requirement is to create a disincentive for an executive to exercise vested stock options early, selling shares to pay the exercise cost and taxes, before the award has had time to achieve its full potential value.

Key features of the stock ownership requirement are summarized in the table below:

Ownership Requirement	• Chief Executive Officer 5 times base salary • Executive Vice President 3 times base salary • Senior Vice President 2 times base salary
Holding Requirements	• Individuals who have not achieved the ownership requirement within the specified period will be required to hold 50% of net after-tax shares upon exercise of any stock option, and may not sell any shares of AZO. • Guidelines will no longer apply after an executive reaches age 62, in order to facilitate appropriate financial planning as retirement approaches. The Compensation Committee may waive the guidelines for any other executive at its discretion.
Ownership Definition	• Shares of stock directly owned (including shares subject to holding requirements under any stock purchase plan); • Unvested Shares acquired via the Executive Stock Purchase Plan; and • Vested stock options acquired via the AutoZone Stock Option Plan (based on the "in-the-money" value).

Under AutoZone's insider trading policies, all transactions involving put or call options on the stock of AutoZone are prohibited at all times. Officers and directors and their respective family members may not directly or indirectly participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety.

What roles do the Chief Executive Officer and other executive officers play in the determination of executive compensation?

The Chief Executive Officer attends most meetings of the Compensation Committee and participates in the process by answering Compensation Committee questions about pay philosophy and by ensuring that the Compensation Committee's requests for information are fulfilled. He also assists the Compensation Committee in determining the compensation of the executive officers by providing recommendations and input about such matters as individual performance, tenure, and size, scope and complexity of their positions. The Chief Executive Officer makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations usually relate to base salary increases and stock option grants. The Chief Executive Officer also recommends pay packages for newly hired executives. Management provides the Compensation Committee with data, analyses and perspectives on market trends and annually prepares information to assist the Compensation Committee in its consideration of such recommendations. Annual incentive awards are based on achievement of business objectives set by the Compensation Committee, but the Compensation Committee may exercise negative discretion, and if it does so, it is typically in reliance on the Chief Executive Officer's assessment of an individual's performance.

The Chief Executive Officer does not make recommendations to the Compensation Committee regarding his own compensation. The Senior Vice President, Human Resources has direct discussions with the Compensation Committee Chair regarding the Compensation Committee's recommendations on the Chief

Executive Officer's compensation; however, Compensation Committee discussions of specific pay actions related to the Chief Executive Officer are held outside his presence.

Does AutoZone use compensation consultants?

Neither AutoZone management nor the Compensation Committee hired executive compensation consultants during fiscal 2010. Although historically we have hired consultants to provide services from time to time, it is not our usual practice, and as discussed previously, AutoZone does not regularly engage consultants as part of our annual review and determination of executive compensation. The Compensation Committee has authority, pursuant to its charter, to hire consultants of its selection to advise it with respect to AutoZone's compensation programs, and it may also limit the use of the Compensation Committee's compensation consultants by AutoZone's management as it deems appropriate.

What are AutoZone's peer group and compensation benchmarking practices?

AutoZone reviews publicly-available data from a peer group of companies to help us ensure that our overall compensation remains competitive. The peer group data we use is from proxy filings and other published sources — it is not prepared or compiled especially for AutoZone.

We periodically review the appropriateness of this peer group. It typically has changed when such events as acquisitions and spin-offs have occurred. During 2010, we determined that more significant changes were warranted. The revised peer group was selected using the following criteria:

- Direct competitors;
- Companies with which we compete for talent, customers and capital; and
- Companies with revenues ranging between 50% and 200% of AutoZone's revenues.

The table below lists the companies in the revised peer group (companies which have been added are noted with an asterisk), as well as which companies have been removed.

Revised Peer Group Company List		Former Peer Group Companies
ADVANCE AUTO PARTS INC	GENUINE PARTS CO	BEST BUY CO INC
BARNES & NOBLE INC	LIMITED BRANDS INC	BORDERS GROUP INC
BED BATH & BEYOND INC	O REILLY AUTOMOTIVE INC	GAP INC
BRINKER INTERNATIONAL INC*	PEP BOYS MANNY MOE & JACK	HOME DEPOT INC
DARDEN RESTAURANTS INC*	PETSMART INC	LOWES COMPANIES INC
DICKS SPORTING GOODS INC*	RADIOSHACK CORP	OFFICE DEPOT INC
DOLLAR GENERAL CORP*	ROSS STORES INC	STAPLES INC
DOLLAR TREE INC*	SHERWIN WILLIAMS CO	TJX COMPANIES INC
FAMILY DOLLAR STORES INC*	STARBUCKS CORP	WILLIAMS SONOMA INC
FOOT LOCKER INC*	YUM BRANDS INC*	ZALE CORP
GAMESTOP CORP. *		

We do not use information from the peer group or other published sources to set targets or make individual compensation decisions. AutoZone does not engage in "benchmarking," such as targeting base salary at peer group median for a given position. Rather we use such data as context in reviewing AutoZone's overall compensation levels and approving recommended compensation actions. Broad survey data and peer group information are just two elements that we find useful in maintaining a reasonable and competitive compensation program. Other elements that we consider are individual performance, Company performance, individual tenure, position tenure, and succession planning.

What is AutoZone's policy concerning the taxation of compensation?

The Compensation Committee considers the provisions of Section 162(m) of the Internal Revenue Code which allows the Company to take an income tax deduction for compensation up to $1 million and for certain compensation exceeding $1 million paid in any taxable year to a "covered employee" as that term is defined in the Code. There is an exception for qualified performance-based compensation, and AutoZone's

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compensation program is designed to maximize the tax deductibility of compensation paid to executive officers, where possible. However, the Compensation Committee may authorize payments which are not deductible where it is in the best interests of AutoZone and its stockholders.

Plans or payment types which qualify as performance-based compensation include the EICP and stock options. Neither base salaries, nor the Executive Stock Purchase Plan, qualify as performance-based under 162(m). The base salaries, and any awards under the Executive Stock Purchase Plan, for each executive officer were fully deductible in 2010, because in no case did the sum of this compensation exceed $1 million.

Section 409A of the Internal Revenue Code was created with the passage of the American Jobs Creation Act of 2004. These new tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. AutoZone has conducted a thorough assessment of all affected plans, and continues to take actions necessary to comply with the new requirements by the deadlines established by the Internal Revenue Service.

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Committee") has reviewed and discussed with management the Compensation Discussion and Analysis. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:
Earl G. Graves, Jr., Chair
Robert R. Grusky
George R. Mrkonic, Jr.
Theodore W. Ullyot

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of the Board of Directors during the 2010 fiscal year are listed above. The Compensation Committee is composed solely of independent, non-employee directors.

Compensation Program Risk Assessment

AutoZone's management completed a broad assessment of the compensation plans and programs in place during our fiscal year 2010 that apply throughout the Company, including those plans and programs in which our executives participate. The assessment of the plans and programs was performed by key members of AutoZone's human resources, finance, operations, and legal teams, and entailed thorough discussions of each plan's or program's design and operation. The team's findings were reviewed by senior management prior to being reviewed and discussed with the Compensation Committee.

Plan elements which were reviewed included participants, performance measures, performance and payout curves or formulas, how target level performance is determined (including whether any thresholds and caps exist), how frequently payouts occur, and the mix of fixed and variable compensation which the plan delivers. The plans and programs were also reviewed from the standpoint of reasonableness (e.g., how target and above-target pay levels compare to similar plans for similar populations at other companies, and how payout amounts relate to the results which generate the payment), how well the plans and programs are aligned with AutoZone's goals and objectives, and from an overall standpoint, whether these plans and programs represent an appropriate mix of short- and long-term compensation.

The purpose of these reviews was to determine whether the risks related to the design and operation of these plans and programs, if present, are reasonably likely to have a material adverse effect on the company. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on the company. The various mitigating factors which support this conclusion include:

- Oversight of the management incentive plan and stock option program by the Compensation Committee of the Board of Directors;
- Management oversight of key plans and programs, including approving target level payouts, setting financial and operating goals, and approving payouts;
- Administration and oversight of plans and programs by multiple functions within the Company (e.g., finance, operations and human resources);
- Interrelationship between measures (e.g., correlation between economic profit performance and appreciation in the per-share price of AutoZone's stock);
- Vesting and stock ownership requirements which encourage long-term perspectives among participants; and
- A preference for performance measures which result in payments only upon achievement of ultimate financial results.

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SUMMARY COMPENSATION TABLE

This table shows the compensation paid to the Principal Executive Officer, the Principal Financial Officer and our other three most highly paid executive officers (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value & Non-qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
William C. Rhodes III	2010	920,923	—	21,335	1,159,974	1,572,937	—	134,758	3,809,927
Chairman, President &	2009	752,385	—	21,270	1,138,717	1,017,977	—	122,416	3,052,765
Chief Executive Officer	2008	706,019	—	20,211	1,270,084	779,446	—	111,193	2,886,953
William T. Giles	2010	472,692	—	4,426	678,800	605,519	—	53,030	1,814,467
Executive Vice President,	2009	458,308	—	5,858	654,762	372,055	—	39,754	1,530,737
Finance, IT & Store Development	2008	455,865	—	4,557	730,298	301,966	—	228,605	1,721,291
Chief Financial Officer									
James A. Shea	2010	440,000	—	—	678,800	563,640	—	46,943	1,729,383
Executive Vice President,	2009	443,154	—	—	654,762	359,752	—	47,807	1,505,475
Merchandising, Marketing &	2008	439,558	—	—	730,298	291,164	—	39,345	1,500,365
Supply Chain									
Harry L. Goldsmith	2010	398,000	—	3,478	622,949	509,838	—	58,163	1,592,428
Executive Vice President,	2009	385,154	—	3,487	597,826	312,668	—	48,871	1,348,006
General Counsel & Secretary	2008	380,596	—	3,477	666,794	252,107	—	41,651	1,344,625
Larry M. Roesel	2010	376,346	—	—	515,544	385,681	—	40,268	1,317,839
Senior Vice President,									
Commercial									

(1) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 28 for more information about this plan. See Note B, Share-Based Payments, to our consolidated financial statements in our 2010 Annual Report for a description of the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with FASB ASC Topic 718.

(3) The value of stock awards and option awards was determined as required by FASB ASC Topic 718. There is no assurance that these values will be realized. See Note B, Share-Based Payments, to our consolidated financial statements in our 2010 Annual Report for details on assumptions used in the valuation.

(4) Incentive amounts were earned for the 2010 fiscal year pursuant to the EICP and were paid in October, 2010. See "Compensation Discussion and Analysis" on page 28 for more information about this plan.

(5) Our defined benefit pension plans were frozen in December 2002, and accordingly, benefits do not increase or decrease. See the Pension Benefits table on page 46 for more information. We did not provide above-market or preferential earnings on deferred compensation in 2008, 2009 or 2010.

(6) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits(A)	Tax Gross-ups	Company Contributions to Defined Contribution Plans(C)	Life Insurance Premiums	Other(D)
William C. Rhodes III	2010	$ 57,356(B)	$ 22	$71,291	$6,089	
	2009	$ 56,829(B)		$60,662	$4,925	
	2008	$ 54,667(B)		$51,528	$4,998	
William T. Giles	2010	$ 17,152	$ 8	$32,981	$2,889	
	2009	$ 6,292		$31,072	$2,390	
	2008	$183,559(B)	$7,858	$35,293	$1,895	
James A. Shea	2010	$ 13,279		$31,375	$2,289	
	2009	$ 18,060		$27,814	$1,933	
	2008	$ 8,739		$28,612	$1,994	
Harry L. Goldsmith	2010	$ 20,321		$28,067	$2,425	$7,350
	2009	$ 13,787		$26,047	$2,137	$6,900
	2008	$ 8,584		$24,014	$2,303	$6,750
Larry M. Roesel	2010	$ 11,026	$ 918	$26,542	$1,782	

(A) Perquisites and personal benefits for all Named Executive Officers include Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, reimbursement of 401(k) fund redemption fees, Company-paid spouse travel, Company-paid long-term disability insurance premiums, and matching charitable contributions under the AutoZone Matching Gift Program.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer are as follows:

Mr. Rhodes: In each of fiscal 2008, 2009 and 2010, $50,000 in matching charitable contributions were made under the AutoZone Matching Gift Program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive officer annually.

Mr. Giles: During fiscal 2008, Mr. Giles's former home sold for $395,000 less than the appraised value at which the Company purchased the home and the Company wrote off $149,900, which was the difference between the expected sales price at the end of fiscal 2007 and the price at which it was ultimately sold. The remaining $245,100 was written off by the Company during fiscal 2007. Additionally, the Company paid $10,000 in taxes on the home and $21,850 in transfer taxes as part of the sales contract.

(C) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

(D) Represents transition payments to Mr. Goldsmith which the Company pays to certain individuals due to their age and service as of the date the AutoZone, Inc. Associates Pension Plan was frozen.

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GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding plan-based awards granted to the Company's Named Executive Officers during the 2010 fiscal year.

Name	Equity Plans Grant Date	Estimated Future Payments Under Nonequity Incentive Plans(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($)	Closing Price on Date of Grant for Option Awards, if Different ($)(4)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)					
William C. Rhodes III . .		475,000	950,000	(5)					
	9/29/2009					27,000	142.77	145.98	1,159,974
	9/30/2009				4				585
	12/31/2009				122				19,285
	3/31/2010				4				692
	6/30/2010				4				773
									1,181,309
William T. Giles		178,125	356,250	(5)					
	9/29/2009					15,800	142.77	145.98	678,800
	12/31/2009				28				4,426
									683,226
James A. Shea		172,500	345,000	(5)					
	9/29/2009					15,800	142.77	145.98	678,800
									678,800
Harry L. Goldsmith . . .		150,000	300,000	(5)					
	9/29/2009					14,500	142.77	145.98	622,949
	12/31/2009				22				3,478
									626,427
Larry M. Roesel		113,250	226,500	(5)					
	9/29/2009					12,000	142.77	145.98	515,544
									515,544

(1) Represents potential threshold, target and maximum incentive compensation for the 2010 fiscal year under the EICP based on each officer's salary on the date the 2010 fiscal year targets were approved. The amounts actually paid for the 2010 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. There is no overall plan maximum. See "Compensation Discussion and Analysis" at page 28 and the discussion following this table for more information on the EICP.

(2) Represents shares awarded pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" at page 28 and the discussion following this table for more information on the Executive Stock Purchase Plan.

(3) Represents options awarded pursuant to the AutoZone, Inc. 2006 Stock Option Plan. See "Compensation Discussion and Analysis" at page 28 and the discussion following this table for more information on this plan.

(4) Under the 2006 Stock Option Plan, stock option awards are made at the fair market value of common stock as of the grant date, defined as the closing price on the trading day previous to the grant date.

(5) Awards may not exceed $4 million for any individual under the EICP.

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Discussion of Plan-Based Awards Table

Executive Incentive Compensation Plan. The EICP is intended to be a performance-based compensation plan under Section 162(m) of the Internal Revenue Code. The Company's executive officers, as determined by the Compensation Committee of the Board of Directors, are eligible to participate in the EICP. At the beginning of each fiscal year, the Compensation Committee establishes a goal, which may be a range from a minimum to a maximum attainable bonus, based on one or more of the following measures:

- Earnings
- Earnings per share
- Sales
- Market share
- Operating or net cash flows
- Pre-tax profits
- Earnings before interest and taxes (EBIT)
- Return on invested capital
- Economic value added
- Return on inventory
- EBIT margin
- Sales per square foot
- Comparable store sales

The EICP provides that the goal may be different for different executives. The goals can change annually to support our business objectives. After the end of each fiscal year, the Compensation Committee must certify the attainment of goals under the EICP and direct the amount to be paid to each participant in cash. See "Compensation Discussion and Analysis" on page 28 for more information about the EICP.

Executive Stock Purchase Plan. The Executive Stock Purchase Plan permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan. For more information about the Executive Stock Purchase Plan, see "Compensation Discussion and Analysis" on page 28.

Stock Option Plan. Stock options are awarded to many levels of management, including executive officers, to align the long-term interests of AutoZone's management and our stockholders. During the 2010 fiscal year, 555 AutoZone employees received stock options. The stock options shown in the table were granted pursuant to the AutoZone, Inc. 2006 Stock Option Plan ("2006 Stock Option Plan").

Both incentive stock options and non-qualified stock options, or a combination of both, can be granted under the 2006 Stock Option Plan. Incentive stock options have a maximum term of ten years, and non-qualified stock options have a maximum term of ten years and one day. Options granted during the 2010 fiscal year vest in one-fourth increments over a four-year period. All options granted under the 2006 Stock Option Plan have an exercise price equal to the fair market value of AutoZone common stock on the date of grant, which is defined in the 2006 Stock Option Plan as the closing price on the trading day previous to the grant date. Option repricing is expressly prohibited by the terms of the 2006 Stock Option Plan.

Each grant of stock options is governed by the terms of a Stock Option Agreement entered into between the Company and the executive officer at the time of the grant. The Stock Option Agreements provide vesting schedules and other terms of the grants in accordance with the 2006 Stock Option Plan.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock option awards under the 2006 Stock Option Plan and the Third Amended and Restated AutoZone, Inc. 1996 Stock Option Plan ("1996 Stock Option Plan") and unvested shares under the Executive Stock Purchase Plan for the Company's Named Executive Officers as of August 28, 2010:

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options(1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested(3)
William C. Rhodes III	09/05/03	1,800	0	$ 89.18	09/05/13		
	09/05/03	25,200	0	$ 89.18	09/06/13		
	09/28/04	30,000	0	$ 75.64	09/29/14		
	03/13/05	50,000	0	$ 98.30	03/14/15		
	10/15/05	1,000	0	$ 82.00	10/15/15		
	10/15/05	49,000	0	$ 82.00	10/16/15		
	09/26/06	1,125	375	$103.44	09/26/16		
	09/26/06	32,625	10,875	$103.44	09/27/16		
	09/25/07	700	700	$115.38	09/25/17		
	09/25/07	19,300	19,300	$115.38	09/26/17		
	09/22/08	8,000	24,000	$130.79	09/23/18		
	09/29/09	0	500	$142.77	09/29/19		
	09/29/09	0	26,500	$142.77	09/30/19		
	09/30/09					4	$ 859
	12/31/09					122	$26,187
	03/31/10					4	$ 859
	06/30/10					4	$ 859
Totals		218,750	82,250			134	28,764
William T. Giles	06/06/06	40,000	0	$ 89.76	06/07/16		
	09/26/06	17,250	5,750	$103.44	09/26/16		
	09/26/06	1,500	500	$103.44	09/27/16		
	09/25/07	800	800	$115.38	09/25/17		
	09/25/07	10,700	10,700	$115.38	09/25/17		
	09/22/08	4,600	13,800	$130.79	09/23/18		
	09/29/09	0	15,800	$142.77	09/30/19		
	12/31/09					42	$ 9,015
Totals		74,850	47,350			42	$ 9,015

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Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options(1) Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards: Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested(3)
James A. Shea	09/26/06	0	500	$103.44	09/26/16		
	09/26/06	0	5,750	$103.44	09/27/16		
	09/25/07	0	11,500	$115.38	09/26/17		
	09/22/08	0	13,800	$130.79	09/23/18		
	09/29/09	0	1,300	$142.77	09/29/19		
	09/29/09	0	14,500	$142.77	09/30/19		
Totals		0	47,350				
Harry L. Goldsmith	09/05/03	33,200	0	$ 89.18	09/06/13		
	09/28/04	30,000	0	$ 75.64	09/29/14		
	04/07/05	10,000	0	$ 86.55	04/08/15		
	10/15/05	21,500	0	$ 82.00	10/16/15		
	09/26/06	1,125	375	$103.44	09/26/16		
	09/26/06	17,625	5,875	$103.44	09/27/16		
	09/25/07	700	700	$115.38	09/25/17		
	09/25/07	9,800	9,800	$115.38	09/26/17		
	09/22/08	4,200	12,600	$130.79	09/23/18		
	09/29/09	0	500	$142.77	09/29/19		
	09/29/09	0	14,000	$142.77	09/30/19		
	12/31/09					25	$ 5,366
Totals		128,150	43,850			25	$ 5,366
Larry M. Roesel	04/09/07	0	5,000	$129.63	04/10/17		
	09/25/07	1,000	1,000	$115.38	09/25/17		
	09/25/07	3,875	7,750	$115.38	09/26/17		
	09/22/08	200	600	$130.79	09/22/18		
	09/22/08	3,300	9,900	$130.79	09/23/18		
	09/29/09	0	400	$142.77	09/29/19		
	09/29/09	0	11,600	$142.77	09/30/19		
Totals		8,375	36,250				

(1) Stock options vest annually in one-fourth increments over a four-year period. Both incentive stock options and non-qualified stock options have been awarded.

(2) Represents shares acquired pursuant to unvested share options granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan, and will vest immediately upon a participant's termination of employment without cause or the participant's death, disability or retirement.

(3) Based on the closing price of AutoZone common stock on August 27, 2010 ($214.65 per share).

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OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's Named Executive Officers during the fiscal year ended August 28, 2010:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
William C. Rhodes III	56,000	6,889,970	138	21,814
	4,000	—(3)	—	—
William T. Giles	—	—	42	6,639
James A. Shea	30,100	2,048,935	—	—
	1,000	—(3)	—	—
Harry L. Goldsmith	32,000	3,802,424	25	3,952
	6,800	—(3)	—	—
Larry M. Roesel	15,000	930,840	—	—

(1) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 28 for more information about this plan.

(2) Based on the closing price of AutoZone common stock on the vesting date.

(3) Represents shares acquired, and subsequently retained, upon exercise of Incentive Stock Options. The value of the shares, based on the August 27, 2010 closing price of $214.65, is shown in the table below.

Name	ISO Shares Acquired on Exercise (#)	Value as of Fiscal Year End ($)
William C. Rhodes III	4,000	858,600
James A. Shea	1,000	214,650
Harry L. Goldsmith	6,800	1,459,620

PENSION BENEFITS

The following table sets forth information regarding pension benefits for the Company's Named Executive Officers as of August 28, 2010:

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
William C. Rhodes III	AutoZone, Inc. Associates Pension Plan	7	51,149	—
	AutoZone, Inc. Executive Deferred Compensation Plan		30,818	—
William T. Giles	N/A			—
James A. Shea	N/A			—
Harry L. Goldsmith	AutoZone, Inc. Associates Pension Plan	9	143,515	—
	AutoZone, Inc. Executive Deferred Compensation Plan		171,985	—
Larry M. Roesel	N/A			—

(1) As the plan benefits were frozen as of December 31, 2002, there is no service cost and increases in future compensation levels no longer impact the calculations. The benefit of each participant is accrued based on a funding formula computed by our independent actuaries, Mercer. See Note K, Pension and Savings Plans, to our consolidated financial statements in our 2010 Annual Report for a discussion of our assumptions used in determining the present value of the accumulated pension benefits.

Prior to January 1, 2003, substantially all full-time AutoZone employees were covered by a defined benefit pension plan, the AutoZone, Inc. Associates Pension Plan (the "Pension Plan"). The Pension Plan is a traditional defined benefit pension plan which covered full-time AutoZone employees who were at least 21 years old and had completed one year of service with the Company. The benefits under the Pension Plan were based on years of service and the employee's highest consecutive five-year average compensation. Compensation included total annual earnings shown on Form W-2 plus any amounts directed on a tax-deferred basis into Company-sponsored benefit plans, but did not include reimbursements or other expense allowances, cash or non-cash fringe benefits, moving expenses, non-cash compensation (regardless of whether it resulted in imputed income), long-term cash incentive payments, payments under any insurance plan, payments under any weekly-paid indemnity plan, payments under any long term disability plan, nonqualified deferred compensation, or welfare benefits.

AutoZone also maintained a supplemental defined benefit pension plan for certain highly compensated employees to supplement the benefits under the Pension Plan as part of our Executive Deferred Compensation Plan (the "Supplemental Pension Plan"). The purpose of the Supplemental Pension Plan was to provide any benefit that could not be provided under the qualified plan due to IRS limitations on the amount of salary that could be recognized in the qualified plan. The benefit under the Supplemental Pension Plan is the difference between (a) the amount of benefit determined under the Pension Plan formula but using the participant's total compensation without regard to any IRS limitations on salary that can be recognized under the qualified plan, less (b) the amount of benefit determined under the Pension Plan formula reflecting the IRS limitations on compensation that can be reflected under a qualified plan.

In December 2002, both the Pension Plan and the Supplemental Pension Plan were frozen. Accordingly, all benefits to all participants in the Pension Plan were fixed and could not increase, and no new participants could join the plans.

Annual benefits to the Named Executive Officers are payable upon retirement at age 65. Sixty monthly payments are guaranteed after retirement. The benefits will not be reduced by Social Security or other amounts received by a participant. The basic monthly retirement benefit is calculated as 1% of average monthly compensation multiplied by a participant's years of credited service. Benefits under the Pension Plan may be taken in one of several different annuity forms. The actual amount a participant would receive depends upon the payment method chosen.

A participant in the Pension Plan is eligible for early retirement under the plan if he or she is at least 55 years old AND was either (a) a participant in the original plan as of June 19, 1976; or (b) has completed at least ten (10) years of service for vesting (i.e. years in which the participant worked at least 1,000 hours after becoming a Pension Plan participant). The early retirement date will be the first of any month after the participant meets these requirements and chooses to retire. Benefits may begin immediately, or the participant may elect to begin receiving them on the first of any month between the date he or she actually retires and the normal retirement date. If a participant elects to begin receiving an early retirement benefit before the normal retirement date, the amount of the accrued benefit will be reduced according to the number of years by which the start of benefits precedes the normal retirement date. Mr. Goldsmith is eligible for early retirement under the Pension Plan.

Messrs. Rhodes and Goldsmith are participants in the Pension Plan and the Supplemental Pension Plan. No named officers received payment of a retirement benefit in fiscal 2010.

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NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information regarding nonqualified deferred compensation for the Company's Named Executive Officers as of and for the year ended August 28, 2010.

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes III . . .	Executive Deferred Compensation Plan	370,344	62,522	107,702	—	2,013,934
William T. Giles	Executive Deferred Compensation Plan	25,325	23,481	6,286	—	183,747
James A. Shea.	Executive Deferred Compensation Plan	189,190	21,775	22,300	—	951,217
Harry L. Goldsmith	Executive Deferred Compensation Plan	35,508	18,267	19,474	(49,126)	271,858
Larry M. Roesel	Executive Deferred Compensation Plan	97,430	17,011	15,519	—	193,382

(1) Represents contributions by the Named Executive Officers under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the Named Executive Officers in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the Named Executive Officers in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2010 and the end of fiscal 2009, excluding (i) contributions made by the executive officer and the Company during fiscal 2010 and (ii) any withdrawals or distributions during fiscal 2010. None of the earnings in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher based in the United States are eligible to participate in the EDCP after their first year of employment with the Company. As of August 28, 2010, there were 43 such officers of the Company. The EDCP is a nonqualified plan that allows officers who participate in AutoZone's 401(k) plan to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and bonus, minus deferrals under the 401(k) plan. The Company matches 100% of the first 3% of deferred compensation and 50% of the next 2% deferred. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our named executive officers may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Mr. Rhodes

In February 2008, Mr. Rhodes and AutoZone entered into an agreement (the "Agreement") providing that if Mr. Rhodes' employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Rhodes had been paying for such coverage during his employment. The Agreement further provides that Mr. Rhodes will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

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Executive Officer Agreements (Messrs. Giles, Shea and Roesel)

In February 2008, AutoZone's executive officers who do not have written employment agreements, including Messrs. Giles, Shea and Roesel, entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 months to 24 months, depending on their length of service at the time of termination. Mr. Giles presently has four years of service, Mr. Shea has six and Mr. Roesel has three.

Years of Service	Severance Period
0 – 1	12 months
2 – 5	18 months
Over 5	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Severance and Non-Compete Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Employment Agreement (Mr. Goldsmith)

Mr. Goldsmith's employment agreement ("Employment Agreement"), originally entered in 1999, was amended and restated on December 29, 2008, to bring it into compliance with Section 409A of the Internal Revenue Code. The Employment Agreement continues until terminated either by Mr. Goldsmith or by AutoZone.

If the Employment Agreement is terminated by AutoZone for cause, or by Mr. Goldsmith for any reason, Mr. Goldsmith will cease to be an employee, and will cease to receive salary, bonus, and other benefits. "Cause" is defined as the willful engagement in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise. No act or failure to act will be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of AutoZone.

If the Employment Agreement is terminated by AutoZone without cause, and Mr. Goldsmith experiences a "separation from service" (within the meaning of Section 409A and related regulations), Mr. Goldsmith will receive certain benefits for three years after the termination date (the "Continuation Period"). Mr. Goldsmith will receive his then-current base salary during the Continuation Period, and will receive a prorated bonus for the fiscal year in which he was terminated, but no bonuses thereafter. Stock options that would have vested during the Continuation Period will immediately vest on his termination date, and all vested stock options may be exercised in accordance with the respective stock option agreements until the first to occur of (i) 30 days after the end of the Continuation Period or (ii) the expiration of the respective stock option agreement, without regard to any possible early expiration resulting from Mr. Goldsmith's termination. Medical, dental and vision benefit coverage under an AutoZone group health plan will continue for a period of time equal to the sum of Mr. Goldsmith's maximum COBRA coverage period plus the Continuation Period. Mr. Goldsmith will also receive a lump sum payment equal to three times the total aggregate annual COBRA premium costs for group medical, dental and vision benefit coverage for himself and his dependents as in effect immediately prior to his termination.

Mr. Goldsmith agrees to release AutoZone from any and all obligations other than those set forth in his Employment Agreement. If Mr. Goldsmith is terminated from his position by AutoZone, or by Mr. Goldsmith for reasons other than a change in control, then he will be prohibited from competing against AutoZone or hiring AutoZone employees for a period of time equal to the Continuation Period. "Change in control" in the Employment Agreement means either the acquisition of a majority of AutoZone's voting securities by or the sale of substantially all of AutoZone's assets to a non-affiliate of the company.

Equity Plans

All outstanding, unvested options granted pursuant to the Stock Option Plans, including those held by the Named Executive Officers, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested share options under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The plan defines "disability, "cause," and "normal retirement date."

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock options but include salary and bonuses received. Additionally, salaried employees are eligible to purchase additional life insurance subject to insurability above certain amounts. The maximum benefit of the company-paid and the additional coverage combined is $5,000,000. All of the Named Executive Officers are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings. Mr. Goldsmith is only covered under the group long-term disability program, under which he is eligible to receive 70% of monthly earnings to a maximum benefit of $30,000 per month.

The following table shows the amounts that the Named Executive Officers would have received if their employment had been involuntarily terminated on August 28, 2010. This table does not include amounts related to the Named Executive Officers' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or for Cause Termination ($)	Involuntary Termination Not for Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III(1)						
Severance Pay	—	2,840,500	—	—	—	—
Annual Incentive	—	1,572,937	—	1,572,937	1,572,937	1,572,937
Benefits Continuation	—	11,208	—	—	2,345	—
Unvested Stock Options	—	—	—	—	7,189,913	—
Unvested Stock Awards	—	28,764	—	28,764	28,764	28,764
Disability Benefits	—	—	—	6,960,000	—	—
Life Insurance Benefits	—	—	—	—	3,618,000	—
Total	—	**4,453,409**	—	**8,561,701**	**12,411,959**	**1,601,701**
William T. Giles(2)						
Severance Pay	—	712,500	—	—	—	—
Annual Incentive	—	605,519	—	605,519	605,519	605,519
Benefits Continuation	—	12,663	—	—	2,345	—
Unvested Stock Options	—	—	—	—	4,129,640	—
Unvested Stock Awards	—	9,015	—	9,015	9,015	9,015
Disability Benefits	—	—	—	4,920,000	—	—
Life Insurance Benefits	—	—	—	—	1,670,000	—
Total	—	**1,339,697**	—	**5,534,534**	**6,416,519**	**614,534**
James A. Shea(2)						
Severance Pay	—	920,000	—	—	—	—
Annual Incentive	—	563,640	—	563,640	563,640	563,640
Benefits Continuation	—	7,934	—	—	1,212	—
Unvested Stock Options	—	—	—	—	4,129,640	—
Disability Benefits	—	—	—	720,000	—	—
Life Insurance Benefits	—	—	—	—	1,027,000	—
Total	—	**1,491,574**	—	**1,283,640**	**5,721,492**	**563,640**
Harry L. Goldsmith(3)						
Salary Continuation	—	1,200,000	—	—	—	—
Annual Incentive	—	509,838	—	509,838	509,838	509,838
Benefits Continuation	—	28,142	—	—	2,424	—
Unvested Stock Options	—	3,836,294	—	—	3,836,294	—
Unvested Stock Awards	—	5,366	—	5,366	5,366	5,366
Disability Benefits	—	—	—	2,040,000	—	—
Life Insurance Benefits	—	—	—	—	1,404,000	—
Total	—	**5,579,640**	—	**2,555,204**	**5,757,922**	**515,204**
Larry M. Roesel(2)						
Severance Pay	—	566,250	—	—	—	—
Annual Incentive	—	385,681	—	385,681	385,681	385,681
Benefits Continuation	—	11,208	—	—	2,345	—
Unvested Stock Options	—	—	—	—	3,036,803	—
Disability Benefits	—	—	—	4,170,000	—	—
Life Insurance Benefits	—	—	—	—	1,000,000	—
Total	—	**963,139**	—	**4,555,681**	**4,424,829**	**385,681**

(1) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflects the terms of Mr. Rhodes' Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon

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involuntary termination not for cause, disability, death or normal retirement. Bonus is shown at actual bonus amount for the 2010 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Giles, Mr. Shea and Mr. Roesel under the Severance and Non-Compete Agreements described above. Bonus is shown at actual bonus amount for the 2010 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(3) Salary Continuation, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Goldsmith under the terms of his Employment Agreement described above. Bonus is shown at actual bonus amount for the 2010 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Additionally, Mr. Goldsmith's Employment Agreement provides that in the event of his termination by AutoZone without cause, stock options that would have vested during the "continuation period" (three years) vest immediately upon his termination date. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

Related Party Transactions

Our Board has adopted a Related Person Transaction Policy (the "Policy") which requires the Audit Committee of the Board to review and approve or ratify all Related Person Transactions. The Audit Committee is to consider all of the available relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties generally. Related Person Transactions must also comply with the policies and procedures specified in our Code of Ethics and Business Conduct and Corporate Governance Principles, as described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the Securities and Exchange Commission, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Business Conduct (the "Code of Conduct") that applies to the Company's directors, officers and employees. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the "Financial Code of Conduct") that applies to the Company's officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to Company's officers and employees who perform similar functions ("Financial Executives"). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflict of interest between personal or professional relationships involving Company management and any other Company employee with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

We have concluded there are no material related party transactions or agreements that were entered into during the fiscal year ended August 28, 2010 and through the date of this proxy statement requiring disclosure under these policies.

Equity Compensation Plans

Equity Compensation Plans Approved by Stockholders

Our stockholders have approved the 2006 Stock Option Plan, 1996 Stock Option Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan, the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan. Our stockholders are being asked to approve a new director compensation plan, the AutoZone, Inc. 2011 Equity Incentive Award Plan, to replace the 2003 Director Compensation Plan, the 2003 Director Stock Option Plan, and the 2006 Stock Option Plan.

Equity Compensation Plans Not Approved by Stockholders

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were approved by the Board, but were not submitted for approval by the stockholders as then permitted under the rules of the New York Stock Exchange. Both of these plans were terminated in December 2002 and were replaced by the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan, respectively, after the stockholders approved them. No further grants can be made under the terminated plans. However, any grants made under these plans will continue under the terms of the grant made. Only treasury shares are issued under the terminated plans.

Under the Second Amended and Restated Director Compensation Plan, a non-employee director could receive no more than one-half of the annual retainer and meeting fees immediately in cash, and the remainder of the fees were taken in common stock or deferred in stock appreciation rights.

Under the Fourth Amended and Restated 1998 Director Stock Option Plan, on January 1 of each year, each non-employee director received an option to purchase 1,500 shares of common stock, and each non-employee director who owned common stock worth at least five times the annual fee paid to each non-employee director on an annual basis received an additional option to purchase 1,500 shares of common stock. In addition, each new director received an option to purchase 3,000 shares upon election to the Board, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants were made at the fair market value as of the grant date.

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Summary Table

The following table sets forth certain information as of August 28, 2010, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	2,871,150	$110.85	3,823,396
Equity compensation plans not approved by security holders	22,284	$ 48.94	0
Total.	2,893,434	$110.37	3,823,396

Section 16(a) Beneficial Ownership Reporting Compliance

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the Securities and Exchange Commission and the New York Stock Exchange relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner, except that, due to an electronic filing system coding error made by an outside service provider, a Form 4 filing on behalf of Edward S. Lampert, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P., ESL Investments, Inc., RBS Partners, L.P. and RBS Investment Management L.L.C. to report sales of stock executed in trades at multiple sales prices over three days was made one day late with respect to the transactions executed on the earliest day. Copies of the insider trading reports can be found on the AutoZone corporate website at www.autozoneinc.com.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2011 must be received by June 27, 2011. In accordance with our Bylaws, stockholder proposals received after August 17, 2011, but by September 16, 2011, may be presented at the Annual Meeting, but will not be included in the Proxy Statement. Any stockholder proposal received after September 16, 2011, will not be eligible to be presented for a vote to the stockholders in accordance with our Bylaws. Any proposals must be mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198.

ANNUAL REPORT

A copy of our Annual Report is being mailed with this Proxy Statement to all stockholders of record.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 25, 2010

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EXHIBIT A

AUTOZONE, INC.

2011 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE

The purpose of the AutoZone, Inc. 2011 Equity Incentive Award Plan (the "Plan") is to promote the success and enhance the value of AutoZone, Inc. (the "Company") by linking the individual interests of the members of the Board and Employees to those of the Company's stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board and Employees upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "*Administrator*" shall mean the entity that conducts the general administration of the Plan as provided in Article 12 hereof. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 12.6 hereof, or which the Board has assumed, the term "Administrator" shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

2.2 "*Affiliate*" shall mean any Parent or Subsidiary.

2.3 "*Applicable Accounting Standards*" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.4 "*Award*" shall mean an Option, a Restricted Stock award, a Restricted Stock Unit award, a Dividend Equivalent award, a Deferred Stock award, a Stock Payment award, a Stock Appreciation Right, an Other Incentive Award or a Performance Share Award, which may be awarded or granted under the Plan.

2.5 "*Award Agreement*" shall mean any written notice, agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

2.6 "*Board*" shall mean the Board of Directors of the Company.

2.7 "*Cause*" shall mean the definition for "Cause" as may be defined from time to time in an applicable Award Agreement.

2.8 "*Change in Control*" shall mean the occurrence of any of the following events:

(a) A merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated, form a holding company or effect a similar reorganization as to form whereupon this Plan and all Awards are assumed by the successor entity; or

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(b) The sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company in complete liquidation or dissolution of the Company, in a transaction not covered by the exceptions to clause (a), above; or

(c) Any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred or issued to a person or persons different from those who held such securities immediately prior to such merger.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (a), (b) or (c) with respect to such Award shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation § 1.409A-3(i)(5).

Consistent with the terms of this Section 2.8, the Administrator shall have full and final authority to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.9 "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.

2.10 "*Committee*" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board described in Article 12 hereof.

2.11 "*Common Stock*" shall mean the common stock of the Company, par value $0.01 per share.

2.12 "*Company*" shall mean AutoZone, Inc., a Nevada corporation.

2.13 "*Covered Employee*" shall mean any Employee who is, or could become, a "covered employee" within the meaning of Section 162(m) of the Code.

2.14 "*Deferred Stock*" shall mean a right to receive Shares awarded under Section 9.3 hereof.

2.15 "*Director*" shall mean a member of the Board, as constituted from time to time.

2.16 "*Dividend Equivalent*" shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 9.1 hereof.

2.17 "*DRO*" shall mean a "domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.18 "Effective Date" shall mean the date the Plan is approved by the Board, subject to approval of the Plan by the Company's stockholders.

2.19 "*Eligible Individual*" shall mean any person who is an Employee or a Non-Employee Director, as determined by the Administrator.

2.20 "*Employee*" shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code) of the Company or of any Affiliate.

2.21 "*Equity Restructuring*" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

2.22 "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.23 *"Fair Market Value"* shall mean, as of any given date, the value of a Share determined as follows:

(a) If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) listed on any national market system or (iii) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a share of Common Stock as quoted on such exchange or system for such date or, if there is no closing sales price for a share of Common Stock on the date in question, the closing sales price for a share of Common Stock on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b) If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a share of Common Stock on such date, the high bid and low asked prices for a share of Common Stock on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.24 *"Full Value Award"* shall mean any Award other than (i) an Option, (ii) a Stock Appreciation Right or (iii) any other Award for which a Participant pays the intrinsic value existing as of the date of grant (whether directly or by forgoing a right to receive a payment from the Company or any Affiliate).

2.25 *"Greater Than 10% Stockholder"* shall mean an individual then-owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any "parent corporation" or "subsidiary corporation" (as defined in Sections 424(e) and 424(f) of the Code, respectively).

2.26 *"Incentive Stock Option"* shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.27 *"Individual Award Limit"* shall mean the share limit applicable to Awards granted under the Plan, as set forth in Section 3.3 hereof.

2.28 *"Non-Employee Director"* shall mean a Director of the Company who is not an Employee.

2.29 *"Non-Qualified Stock Option"* shall mean an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.30 *"Option"* shall mean a right to purchase Shares at a specified exercise price, granted under Article 6 hereof. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors shall only be Non-Qualified Stock Options.

2.31 *"Other Incentive Award"* shall mean an Award denominated in, linked to or derived from Shares or value metrics related to Shares, granted pursuant to Section 9.6 hereof.

2.32 *"Parent"* shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities ending with the Company if each of the entities other than the Company beneficially owns, at the time of the determination, securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.33 *"Participant"* shall mean a person who has been granted an Award.

2.34 *"Performance-Based Compensation"* shall mean any compensation that is intended to qualify as "performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

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2.35 "*Performance Criteria*" shall mean the criteria (and adjustments) that the Committee selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, determined as follows:

(a) The Performance Criteria that shall be used to establish Performance Goals are limited to the following: (i) earnings or net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings, profit or pre-tax profit or margin; (vi) cash flow (including, but not limited to, operating or net cash flow and free cash flow); (vii) return on assets; (viii) return on capital (including return on invested capital); (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit, operating margin or gross profit margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) diluted or adjusted earnings per share; (xix) price per share of Common Stock; (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value goals (including economic value added); (xxiii) customer retention; (xiv) sales or sales-related goals (including sales per square foot and comparable store sales); (xxv) earnings before interest and taxes margin; and (xxvi) return on inventory, any of which may be measured either in absolute terms for the Company or any operating unit of the Company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

(b) The Administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include, but are not limited to, one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all Awards intended to qualify as Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

2.36 "*Performance Goals*" shall mean, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of an Affiliate, division, business unit, or an individual. The achievement of each Performance Goal shall be determined in accordance with Applicable Accounting Standards.

2.37 "*Performance Period*" shall mean one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, an Award intended to qualify as Performance-Based Compensation.

2.38 "*Performance Share Award*" shall mean a contractual right awarded under Section 9.5 hereof to receive a number of Shares or the cash value of such number of Shares based on the attainment of specified Performance Goals or other criteria determined by the Administrator.

2.39 "*Permitted Transferee*" shall mean, with respect to a Participant, any "family member" of the Participant, as defined under the instructions to use of the Form S-8 Registration Statement under the Securities Act, or any other transferee specifically approved by the Administrator after taking into account any state, federal, local or foreign tax and securities laws applicable to transferable Awards. In addition, the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and applicable state law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

2.40 "*Plan*" shall mean this AutoZone, Inc. 2011 Equity Incentive Award Plan, as it may be amended from time to time.

2.41 "*Prior Plans*" shall mean the AutoZone, Inc. Third Amended and Restated 1996 Stock Option Plan, the AutoZone, Inc. 2006 Stock Option Plan, the AutoZone, Inc. First Amended and Restated 2003 Director Stock Option Plan, the AutoZone, Inc. First Amended and Restated 2003 Director Compensation Plan, the AutoZone, Inc. Second Amended and Restated 1998 Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan, each as may be amended from time to time.

2.42 "*Program*" shall mean any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.

2.43 "*Restricted Stock*" shall mean Common Stock awarded under Article 8 hereof that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.44 "*Restricted Stock Unit*" shall mean a contractual right awarded under Section 9.4 hereof to receive in the future a Share or the cash value of a Share.

2.45 "*Securities Act*" shall mean the Securities Act of 1933, as amended.

2.46 "*Share Limit*" shall have the meaning provided in Section 3.1(a) hereof.

2.47 "*Shares*" shall mean shares of Common Stock.

2.48 "*Stock Appreciation Right*" shall mean a stock appreciation right granted under Article 10 hereof.

2.49 "*Stock Payment*" shall mean a payment in the form of Shares awarded under Section 9.2 hereof.

2.50 "*Stockholder Approval Date*" shall mean the date on which the Company's stockholders approve the Plan.

2.51 "*Subsidiary*" shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.52 "*Substitute Award*" shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, an outstanding equity award previously granted by a company or other entity; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.53 "*Termination of Service*" shall mean

(a) As to a Non-Employee Director, the time when a Participant who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be

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elected, death or retirement, but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Affiliate.

(b) As to an Employee, the time when the employee-employer relationship between a Participant and the Company and its Affiliates is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Affiliate.

The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to Terminations of Service, including, without limitation, the question of whether a Termination of Service has occurred, whether any Termination of Service resulted from a discharge for Cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement or otherwise, a leave of absence or change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence or change in status interrupts employment for the purposes of Section 422(a)(2) of the Code. For purposes of the Plan, a Participant's employee-employer relationship shall be deemed to be terminated in the event that the Affiliate employing or contracting with such Participant ceases to remain an Affiliate following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.*

(a) Subject to Sections 3.1(b), 3.1(c), 3.1(d), 13.1 and 13.2 hereof, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be equal to (i) the number of shares available for issuance under the 2006 Stock Option Plan, the First Amended and Restated 2003 Director Compensation Plan and the First Amended and Restated 2003 Director Stock Option Plan as of the Stockholder Approval Date and (ii) any shares underlying awards outstanding under those plans as of the Stockholder Approval Date and which on or after such date terminate, expire or lapse for any reason without the delivery of Shares to the holder thereof (the "Share Limit"). The number of shares issuable under the forgoing subclause (i) may be issued as Incentive Stock Options. Notwithstanding the foregoing, to the extent permitted under applicable law and applicable stock exchange rules, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit at the time that Shares would otherwise be issued in respect of such Award. As of the Stockholder Approval Date, no further awards may be granted under the Prior Plans, however, any awards under the Prior Plans that are outstanding as of the Stockholder Approval Date shall continue to be subject to the terms and conditions of the applicable Prior Plan.

(b) The Share Limit shall be reduced by two (2) Shares for each Share delivered in settlement of any Full Value Award.

(c) If any Shares subject to an Award that is not a Full Value Award are forfeited or expire or such Award is settled for cash (in whole or in part), the Shares subject to such Award shall, to the extent of such forfeiture, expiration or cash settlement, again be available for future grants of Awards under the Plan. To the extent that a Full Value Award is forfeited or expires or such Full Value Award is settled for cash (in whole or in part), the Shares available under the Plan shall be increased by two (2) Shares subject to such Full Value Award that is forfeited, expired or settled in cash. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3.1(a) and will not be available for future grants of Awards: (i) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by a Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (iv) Shares purchased on the open market with the cash proceeds from the exercise of Options. Any Shares repurchased by the Company under Section 8.4 at the same price paid by the Participant so that such shares are returned to the Company will again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(c), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(d) Substitute Awards shall not reduce the Shares authorized for grant under the Plan. Additionally, in the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan in the Board's discretion at the time of such acquisition or combination and shall not reduce the Shares authorized for grant under the Plan; provided, however, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination.

3.2 *Stock Distributed.* Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.

3.3 *Limitation on Number of Shares Subject to Awards.* Notwithstanding any provision in the Plan to the contrary, and subject to Section 13.2 hereof, the maximum aggregate number of Shares with respect to one or more Awards that may be granted to any one person during any calendar year (measured from the date of any grant) shall be two hundred thousand (200,000) (the "Individual Award Limit").

ARTICLE 4.

GRANTING OF AWARDS

4.1 *Participation.* The Administrator may, from time to time, select from among all Eligible Individuals, those to whom one or more Awards shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. No Eligible Individual shall have any right to be granted an Award pursuant to the Plan.

4.2 *Award Agreement.* Each Award shall be evidenced by an Award Agreement stating the terms and conditions applicable to such Award, consistent with the requirements of the Plan and any applicable Program.

4.3 *Limitations Applicable to Section 16 Persons.* Notwithstanding anything contained herein to the contrary, with respect to any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, the Plan, any applicable Program and the applicable Award Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule, and such additional limitations shall be deemed to be incorporated by reference into such Award to the extent permitted by applicable law.

4.4 *At-Will Service.* Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Participant any right to continue as an Employee or a Director of the Company or any Affiliate, or shall interfere with or restrict in any way the rights of the Company and any Affiliate, which rights are hereby expressly reserved, to discharge any Participant at any time for any reason whatsoever, with or without Cause, and with or without notice, or to terminate or change all other terms and conditions of service or engagement,

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except to the extent expressly provided otherwise in a written agreement between the Participant and the Company or any Affiliate.

4.5 *Foreign Participants.* Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Affiliates operate or have Employees or Non-Employee Directors, or in order to comply with the requirements of any foreign securities exchange, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Affiliates shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws or listing requirements of any such foreign securities exchange; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to the Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the Share Limit or Individual Award Limit contained in Sections 3.1 and 3.3 hereof, respectively; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign securities exchange. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Code, the Exchange Act, the Securities Act, the rules of the securities exchange or automated quotation system on which the Shares are listed, quoted or traded or any other applicable law.

4.6 *Stand-Alone and Tandem Awards.* Awards granted pursuant to the Plan may, in the sole discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

ARTICLE 5.

PROVISIONS APPLICABLE TO AWARDS INTENDED TO QUALIFY AS PERFORMANCE-BASED COMPENSATION

5.1 *Purpose.* The Committee, in its sole discretion, may determine whether any Award is intended to qualify as Performance-Based Compensation. If the Committee, in its sole discretion, decides to grant an Award to an Eligible Individual that is intended to qualify as Performance-Based Compensation, then the provisions of this Article 5 shall control over any contrary provision contained in the Plan. The Administrator may in its sole discretion grant Awards to Eligible Individuals that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 5 and that are not intended to qualify as Performance-Based Compensation. Unless otherwise specified by the Administrator at the time of grant, the Performance Criteria with respect to an Award intended to be Performance-Based Compensation payable to a Covered Employee shall be determined on the basis of Applicable Accounting Standards.

5.2 *Applicability.* The grant of an Award to an Eligible Individual for a particular Performance Period shall not require the grant of an Award to such Eligible Individual in any subsequent Performance Period and the grant of an Award to any one Eligible Individual shall not require the grant of an Award to any other Eligible Individual in such period or in any other period.

5.3 *Procedures with Respect to Performance-Based Awards.* To the extent necessary to comply with the requirements of Section 162(m)(4)(C) of the Code, with respect to any Award which is intended to qualify as Performance-Based Compensation, no later than ninety (90) days following the commencement of any Performance Period or any designated fiscal period or period of service (or such earlier time as may be required under Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Eligible Individuals, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals and amounts of such Awards, as applicable, which may be earned for such Performance Period based on the Performance Criteria, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered

Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether and the extent to which the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned under such Awards, unless otherwise provided in an Award Agreement, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant, including the assessment of individual or corporate performance for the Performance Period.

5.4 *Payment of Performance-Based Awards.* Unless otherwise provided in the applicable Program or Award Agreement (and only to the extent otherwise permitted by Section 162(m)(4)(C) of the Code), the holder of an Award that is intended to qualify as Performance-Based Compensation must be employed by the Company or an Affiliate throughout the applicable Performance Period. Unless otherwise provided in the applicable Performance Goals, Program or Award Agreement, a Participant shall be eligible to receive payment pursuant to such Awards for a Performance Period only if and to the extent the Performance Goals for such period are achieved.

5.5 *Additional Limitations.* Notwithstanding any other provision of the Plan and except as otherwise determined by the Administrator, any Award which is granted to an Eligible Individual and is intended to qualify as Performance-Based Compensation shall be subject to any additional limitations imposed under Section 162(m) of the Code that are requirements for qualification as Performance-Based Compensation, and the Plan, the Program and the Award Agreement shall be deemed amended to the extent necessary to conform to such requirements

ARTICLE 6.

GRANTING OF OPTIONS

6.1 *Granting of Options to Eligible Individuals.* The Administrator is authorized to grant Options to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine which shall not be inconsistent with the Plan.

6.2 *Qualification of Incentive Stock Options.* No Incentive Stock Option shall be granted to any person who is not an Employee of the Company or any "parent corporation" or "subsidiary corporation" of the Company (as defined in Sections 424(e) and 424(f) of the Code, respectively). No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. Any Incentive Stock Option granted under the Plan may be modified by the Administrator, with the consent of the Participant, to disqualify such Option from treatment as an "incentive stock option" under Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Participant during any calendar year under the Plan and all other plans of the Company and any Affiliate corporation thereof exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options and other "incentive stock options" into account in the order in which they were granted and the Fair Market Value of stock shall be determined as of the time the respective options were granted. In addition, to the extent that any Options otherwise fail to qualify as Incentive Stock Options, such Options shall be treated as Nonqualified Stock Options.

6.3 *Option Exercise Price.* Except as provided in Section 6.6 hereof, the exercise price per Share subject to each Option shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

6.4 *Option Term.* The term of each Option shall be set by the Administrator in its sole discretion; provided, however, that the term (a) with respect to Incentive Stock Options shall not be more than ten (10) years from the date of grant, or five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder and (b) with respect to Non-Qualified Stock Options shall not me more than ten (10) years and one (1) day from the date of grant. The Administrator shall determine the time period, including the time period following a Termination of Service, during which the Participant has the right to exercise the vested Options, which time period may not extend beyond the stated term of the Option. Except as limited by the requirements of Section 409A or Section 422 of the Code, the Administrator may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any Termination of Service of the Participant, and, subject to Section 13.1 hereof, may amend any other term or condition of such Option relating to such a Termination of Service.

6.5 *Option Vesting.*

(a) The terms and conditions pursuant to which an Option vests in the Participant and becomes exercisable shall be determined by the Administrator and set forth in the applicable Award Agreement. Such vesting may be based on service with the Company or any Affiliate, any of the Performance Criteria, or any other criteria selected by the Administrator. At any time after grant of an Option, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the vesting of the Option.

(b) No portion of an Option which is unexercisable at a Participant's Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in a Program, the applicable Award Agreement or by action of the Administrator following the grant of the Option.

6.6 *Substitute Awards.* Notwithstanding the foregoing provisions of this Article 6 to the contrary, in the case of an Option that is a Substitute Award, the price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, provided, however, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the Shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate Fair Market Value (as of the time immediately preceding the transaction giving rise to the Substitute Award) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

6.7 *Substitution of Stock Appreciation Rights.* The Administrator may provide in an applicable Program or the applicable Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided, however, that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price and remaining term as the substituted Option.

ARTICLE 7.

EXERCISE OF OPTIONS

7.1 *Partial Exercise.* An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise must be with respect to a minimum number of shares.

7.2 *Manner of Exercise.* All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then entitled to exercise the Option or such portion of the Option;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act, the Exchange Act, any other federal, state or foreign securities laws or regulations, the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded or any other applicable law. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 11.3 hereof by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option, as determined in the sole discretion of the Administrator; and

(d) Full payment of the exercise price and applicable withholding taxes to the stock administrator of the Company for the Shares with respect to which the Option, or portion thereof, is exercised, in a manner permitted by Sections 11.1 and 11.2 hereof.

7.3 *Notification Regarding Disposition.* The Participant shall give the Company prompt written or electronic notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Participant, or (b) one year after the transfer of such shares to such Participant.

ARTICLE 8.

RESTRICTED STOCK

8.1 *Award of Restricted Stock.*

(a) The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

(b) The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value of the Shares to be purchased, unless otherwise permitted by applicable law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by applicable law.

8.2 *Rights as Stockholders.* Subject to Section 8.4 hereof, upon issuance of Restricted Stock, the Participant shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in an applicable Program or in the applicable Award Agreement, including the right to receive dividends and other distributions paid or made with respect to the shares; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares shall be subject to the restrictions set forth in Section 8.3 hereof.

8.3 *Restrictions.* All shares of Restricted Stock (including any shares received by Participants thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of an applicable Program or in the applicable Award Agreement, be subject to such restrictions and vesting requirements as the Administrator shall provide. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Administrator, including, without limitation, criteria based on the Participant's duration of employment or directorship with the Company, the Performance Criteria, Company or Affiliate performance, individual performance or other criteria selected by the Administrator. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

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8.4 *Repurchase or Forfeiture of Restricted Stock.* If no price was paid by the Participant for the Restricted Stock, upon a Termination of Service, the Participant's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration. If a price was paid by the Participant for the Restricted Stock, upon a Termination of Service, the Company shall have the right to repurchase from the Participant the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Participant for such Restricted Stock or such other amount as may be specified in an applicable Program or the applicable Award Agreement. The Administrator in its sole discretion may provide that, upon certain events, including without limitation a Change in Control, the Participant's death, retirement or disability, any other specified Termination of Service or any other event, the Participant's rights in unvested Restricted Stock shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company cease to have a right of repurchase.

8.5 *Certificates for Restricted Stock.* Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. Certificates or book entries evidencing shares of Restricted Stock must include an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, in it sole discretion, retain physical possession of any stock certificate until such time as all applicable restrictions lapse.

8.6 *Section 83(b) Election.* If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

ARTICLE 9.

DIVIDEND EQUIVALENTS, STOCK PAYMENTS, DEFERRED STOCK, RESTRICTED STOCK UNITS; PERFORMANCE SHARE AWARDS, OTHER INCENTIVE AWARDS

9.1 *Dividend Equivalents.*

(a) Subject to Section 9.1(b) hereof, Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Participant and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to Shares covered by an Award shall only be paid out to the Participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the Award vests with respect to such Shares.

(b) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights, unless otherwise determined by the Administrator.

9.2 *Stock Payments.* The Administrator is authorized to make one or more Stock Payments to any Eligible Individual. The number or value of shares of any Stock Payment shall be determined by the Administrator and may be based upon one or more Performance Criteria or any other specific criteria, including service to the Company or any Affiliate, determined by the Administrator. Stock Payments may, but are not required to be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such Eligible Individual.

9.3 *Deferred Stock.* The Administrator is authorized to grant Deferred Stock to any Eligible Individual. The number of shares of Deferred Stock shall be determined by the Administrator and may be based on one or more Performance Criteria or other specific criteria, including service to the Company or any Affiliate, as the Administrator determines, in each case on a specified date or dates or over any period or periods determined by the Administrator, subject to compliance with Section 409A of the Code or an exemption therefrom. Shares underlying a Deferred Stock Award which is subject to a vesting schedule or other conditions or criteria set by the Administrator will not be issued until those conditions have been satisfied. Unless otherwise provided by the Administrator, a holder of Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Award has vested and the Shares underlying the Award have been issued to the Participant.

9.4 *Restricted Stock Units.* The Administrator is authorized to grant Restricted Stock Units to any Eligible Individual. The number and terms and conditions of Restricted Stock Units shall be determined by the Administrator. The Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including conditions based on one or more Performance Criteria or other specific criteria, including service to the Company or any Affiliate, in each case on a specified date or dates or over any period or periods, as determined by the Administrator. The Administrator shall specify, or permit the Participant to elect, the conditions and dates upon which the Shares underlying the Restricted Stock Units which shall be issued, which dates shall not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates shall be subject to compliance with Section 409A of the Code or an exemption therefrom. On the distribution dates, the Company shall issue to the Participant one unrestricted, fully transferable Share (or the Fair Market Value of one such Share in cash) for each vested and nonforfeitable Restricted Stock Unit.

9.5 *Performance Share Awards.* Any Eligible Individual selected by the Administrator may be granted one or more Performance Share Awards which shall be denominated in a number of Shares and the vesting of which may be linked to any one or more of the Performance Criteria, other specific performance criteria (in each case on a specified date or dates or over any period or periods determined by the Administrator) and/or time-vesting or other criteria, as determined by the Administrator.

9.6 *Other Incentive Awards.* The Administrator is authorized to grant Other Incentive Awards to any Eligible Individual, which Awards may cover Shares or the right to purchase Shares or have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in or based on, Shares, shareholder value or shareholder return, in each case on a specified date or dates or over any period or periods determined by the Administrator. Other Incentive Awards may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Administrator.

9.7 *Cash Settlement.* Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.

9.8 *Other Terms and Conditions.* All applicable terms and conditions of each Award described in this Article 9, including without limitation, as applicable, the term, vesting and exercise/purchase price applicable to the Award, shall be set by the Administrator in its sole discretion, provided, however, that the value of the consideration paid by a Participant for an Award shall not be less than the par value of a Share, unless otherwise permitted by applicable law.

9.9 *Exercise upon Termination of Service.* Awards described in this Article 9 are exercisable or distributable, as applicable, only while the Participant is an Employee or a Director, as applicable. The Administrator, however, in its sole discretion, may provide that such Award may be exercised or distributed subsequent to a Termination of Service as provided under an applicable Program, Award Agreement, payment deferral election and/or in certain events, including a Change in Control, the Participant's death, retirement or disability or any other specified Termination of Service.

ARTICLE 10.

STOCK APPRECIATION RIGHTS

10.1 *Grant of Stock Appreciation Rights.*

(a) The Administrator is authorized to grant Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine consistent with the Plan.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the Stock Appreciation Right from the Fair Market Value on the date of exercise of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose. Except as described in Section 10.1(c) hereof, the exercise price per Share subject to each Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted.

(c) Notwithstanding the foregoing provisions of Section 10.1(b) hereof to the contrary, in the case of a Stock Appreciation Right that is a Substitute Award, the price per share of the shares subject to such Stock Appreciation Right may be less than the Fair Market Value per share on the date of grant; provided, however, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the Shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate Fair Market Value (as of the time immediately preceding the transaction giving rise to the Substitute Award) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

10.2 *Stock Appreciation Right Vesting.*

(a) The Administrator shall determine the period during which a Participant shall vest in a Stock Appreciation Right and have the right to exercise such Stock Appreciation Right in whole or in part. Such vesting may be based on service with the Company or any Affiliate, or any other criteria selected by the Administrator. At any time after grant of a Stock Appreciation Right, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which a Stock Appreciation Right vests.

(b) No portion of a Stock Appreciation Right which is unexercisable at Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in an applicable Program or Award Agreement or by action of the Administrator following the grant of the Stock Appreciation Right.

10.3 *Manner of Exercise.* All or a portion of an exercisable Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the stock administrator of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then-entitled to exercise the Stock Appreciation Right or such portion of the Stock Appreciation Right;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance; and

(c) In the event that the Stock Appreciation Right shall be exercised pursuant to this Section 10.3 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Stock Appreciation Right.

10.4 *Stock Appreciation Right Term.* The term of each Stock Appreciation Right shall be set by the Administrator in its sole discretion; provided, however, that the term shall not be more than ten (10) years and one (1) day from the date the Stock Appreciation Right is granted. The Administrator shall determine the time period, including the time period following a Termination of Service, during which the Participant has the right to exercise any vested Stock Appreciation Rights, which time period may not extend beyond the expiration date of the Stock Appreciation Right term. Except as limited by the requirements of Section 409A of the Code, the Administrator may extend the term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Stock Appreciation Rights may be exercised in connection with any Termination of Service of the Participant, and, subject to Section 13.1 hereof, may amend any other term or condition of such Stock Appreciation Right relating to such a Termination of Service.

ARTICLE 11.

ADDITIONAL TERMS OF AWARDS

11.1 *Payment.* The Administrator shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided, however, that payment of such proceeds is then made to the Company upon settlement of such sale, or (d) other form of legal consideration acceptable to the Administrator. The Administrator shall also determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

11.2 *Tax Withholding.* The Company and its Affiliates shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or an Affiliate, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's social security, Medicare and any other employment tax obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. The Administrator may in its sole discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company or an Affiliate withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). Unless determined otherwise by the Administrator, the number of Shares which may be so withheld or surrendered shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the minimum statutory withholding rates or federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

11.3 *Transferability of Awards.*

(a) Except as otherwise provided in Section 11.3(b) or (c) hereof:

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to

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a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to the satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by clause (i) of this provision; and

(iii) During the lifetime of the Participant, only the Participant may exercise an Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Participant's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 11.3(a) hereof, the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee (other to another Permitted Transferee of the applicable Participant) other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant (or transferring Permitted Transferee) and the Permitted Transferee shall execute any and all documents requested by the Administrator, including without limitation, documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer.

(c) Notwithstanding Section 11.3(a) hereof, a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Participant, except to the extent the Plan, the Program and the Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under applicable law and resides in a "community property" state, a designation of a person other than the Participant's spouse or domestic partner, as applicable, as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written or electronic consent of the Participant's spouse or domestic partner; provided that such consent is required by applicable state law. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator prior to the Participant's death.

11.4 *Conditions to Issuance of Shares.*

(a) Notwithstanding anything herein to the contrary, neither the Company nor its Affiliates shall be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded, and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

(b) All Share certificates delivered pursuant to the Plan and all shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Administrator may place legends on any Share certificate or book entry to reference restrictions applicable to the Shares.

(c) The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d) No fractional Shares shall be issued and the Administrator shall determine, in its sole discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding down.

(e) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by any applicable law, rule or regulation, the Company and/or its Affiliates may, in lieu of delivering to any Participant certificates evidencing Shares issued in connection with any Award, record the issuance of Shares in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

11.5 *Forfeiture Provisions.* Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Plan, or to require a Participant to agree by separate written or electronic instrument, that: (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of the Award, or upon the receipt or resale of any Shares underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Service occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Participant at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Participant incurs a Termination of Service for Cause.

11.6 *Repricing.* Subject to Section 13.2 hereof, the Administrator shall not, without the approval of the stockholders of the Company, (i) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per share, or (ii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per share exceeds the Fair Market Value of the underlying Shares. Subject to Section 13.2 hereof, the Administrator shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding Award to increase the price per share or to cancel and replace an Award with the grant of an Award having a price per share that is greater than or equal to the price per share of the original Award.

ARTICLE 12.

ADMINISTRATION

12.1 *Administrator.* The Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan) shall administer the Plan (except as otherwise permitted herein) and, unless otherwise determined by the Board, shall consist solely of two or more Non-Employee Directors appointed by and holding office at the pleasure of the Board, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 of the Exchange Act, an "outside director" for purposes of Section 162(m) of the Code and an "independent director" under the rules of any securities exchange or

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automated quotation system on which the Shares are listed, quoted or traded, in each case, to the extent required under such provision; provided, however, that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written or electronic notice to the Board. Vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and (b) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 12.6 hereof.

12.2 *Duties and Powers of Administrator.* It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan and all Programs and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan and any Program as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend any Program or Award Agreement provided that the rights or obligations of the holder of the Award that is the subject of any such Program or Award Agreement are not affected adversely by such amendment, unless the consent of the Participant is obtained or such amendment is otherwise permitted under Section 13.10 hereof. Any such grant or award under the Plan need not be the same with respect to each Participant. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act, Section 162(m) of the Code, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee.

12.3 *Action by the Committee.* Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.4 *Authority of Administrator.* Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and sole discretion to:

(a) Designate Eligible Individuals to receive Awards;

(b) Determine the type or types of Awards to be granted to each Eligible Individual;

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k) Establish a Program or Programs under the Plan, as may be adopted or amended from time to time.

12.5 *Decisions Binding.* The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Program, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all parties.

12.6 *Delegation of Authority.* To the extent permitted by applicable law or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded, the Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 12; provided, however, that in no event shall an officer of the Company be delegated the authority to grant awards to, or amend awards held by the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, (b) Covered Employees with respect to Awards intended to constitute Performance-Based Compensation, or (c) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under Section 162(m) of the Code and applicable securities laws or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.6 shall serve in such capacity at the pleasure of the Board and the Committee.

ARTICLE 13.

MISCELLANEOUS PROVISIONS

13.1 *Amendment, Suspension or Termination of the Plan.* Except as otherwise provided in this Section 13.1, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board. However, without approval of the Company's stockholders given within twelve (12) months before or after the action by the Administrator, no action of the Administrator may, except as provided in Section 13.2 hereof, (i) increase the Share Limit, (ii) reduce the price per share of any outstanding Option or Stock Appreciation Right granted under the Plan, or (iii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award in violation of Section 11.6 hereof. Except as provided in Section 13.10 hereof, no amendment, suspension or termination of the Plan shall, without the consent of the Participant, impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and in no event may any Award be granted under the Plan after the tenth (10th) anniversary of the Effective Date.

13.2 *Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.*

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or

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any other change affecting the shares of the Company's stock or the share price of the Company's stock other than an Equity Restructuring, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit and Individual Award Limit); (ii) the number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and/or (iv) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code unless otherwise determined by the Administrator.

(b) In the event of any transaction or event described in Section 13.2(a) hereof or any unusual or nonrecurring transactions or events affecting the Company, any Affiliate of the Company, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations or accounting principles, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 13.2, the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion having an aggregate value not exceeding the amount that could have been attained upon the exercise of such Award or realization of the Participant's rights had such Award been currently exercisable or payable or fully vested;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of securities subject to outstanding Awards and Awards which may be granted in the future and/or in the terms, conditions and criteria included in such Awards (including the grant or exercise price, as applicable);

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all securities covered thereby, notwithstanding anything to the contrary in the Plan or an applicable Program or Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 13.2(a) and 13.2(b) hereof:

(i) The number and type of securities subject to each outstanding Award and/or the exercise price or grant price thereof, if applicable, shall be equitably adjusted. The adjustment provided under this Section 13.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Administrator shall make such equitable adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments to the Share Limit and the Individual Award Limit). The adjustments provided under this Section 13.2(c) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(d) Change in Control.

(i) Notwithstanding any other provision of the Plan, in the event of a Change in Control, each outstanding Award shall be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation. For the purposes of this Section 13.2(d)(i), an Award shall be considered assumed or substituted if, following the Change in Control, the assumed or substituted Award confers the right to purchase or receive, for each share of Common Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the assumed or substituted Award, for each share of Common Stock subject to such Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

(ii) In the event that the successor corporation in a Change in Control and its parents and subsidiaries refuse to assume or substitute for any Award in accordance with Section 13.2(d)(i) hereof, each such non-assumed/substituted Award shall become fully vested and, as applicable, exercisable and shall be deemed exercised, immediately prior to the consummation of such transaction, and all forfeiture restrictions on any or all such Awards shall lapse at such time. If an Award vests and, as applicable, is exercised in lieu of assumption or substitution in connection with a Change in Control, the Administrator shall notify the Participant of such vesting and any applicable exercise , and the Award shall terminate upon the Change in Control. For the avoidance of doubt, if the value of an Award that is terminated in connection with this Section 13.2(d)(ii) is zero or negative at the time of such Change in Control, such Award shall be terminated upon the Change in Control without payment of consideration therefor.

(e) The Administrator may, in its sole discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(f) With respect to Awards which are granted to Covered Employees and are intended to qualify as Performance-Based Compensation, no adjustment or action described in this Section 13.2 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause such Award to fail to so qualify as Performance-Based Compensation, unless the Administrator determines that the Award should not so qualify. No adjustment or action described in this Section 13.2 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized with respect to any Award to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions.

(g) The existence of the Plan, the Program, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable

Proxy

for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(h) No action shall be taken under this Section 13.2 which shall cause an Award to fail to comply with Section 409A of the Code or an exemption therefrom, in either case, to the extent applicable to such Award, unless the Administrator determines any such adjustments to be appropriate.

(i) In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Company in its sole discretion may refuse to permit the exercise of any Award during a period of thirty (30) days prior to the consummation of any such transaction.

13.3 *Approval of Plan by Stockholders.* The Plan will be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan.

13.4 *No Stockholders Rights.* Except as otherwise provided herein or in an Award Agreement, a Participant shall have none of the rights of a stockholder with respect to shares of Common Stock covered by any Award until the Participant becomes the record owner of such shares of Common Stock.

13.5 *Paperless Administration.* In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

13.6 *Effect of Plan upon Other Compensation Plans.* Except as set forth in Section 3.1(a) above, the adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Affiliate. Nothing in the Plan shall be construed to limit the right of the Company or any Affiliate: (a) to establish any other forms of incentives or compensation for Employees or Directors of the Company or any Affiliate, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

13.7 *Compliance with Laws.* The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state, federal and foreign securities law and margin requirements), the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded, and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

13.8 *Titles and Headings, References to Sections of the Code or Exchange Act.* The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

13.9 *Governing Law.* The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Nevada without regard to conflicts of laws thereof.

13.10 *Section 409A.* To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the Plan, any applicable Program and the Award Agreement covering such Award shall be interpreted in accordance with Section 409A of the Code. Notwithstanding any provision of the Plan to the contrary, in the event that, following the Effective Date, the Administrator determines that any Award may be subject to Section 409A of the Code, the Administrator may adopt such amendments to the Plan, any applicable Program and the Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to avoid the imposition of taxes on the Award under Section 409A of the Code, either through compliance with the requirements of Section 409A of the Code or with an available exemption therefrom.

13.11 *No Rights to Awards.* No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

13.12 *Unfunded Status of Awards.* The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate.

13.13 *Indemnification.* To the extent allowable pursuant to applicable law, each member of the Board and any officer or other employee to whom authority to administer any component of the Plan is delegated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.14 *Relationship to other Benefits.* No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13.15 *Expenses.* The expenses of administering the Plan shall be borne by the Company and its Affiliates.

Proxy


AutoZone

form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 28, 2010, or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.

Commission file number 1-10714

AUTOZONE, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**62-1482048** (I.R.S. Employer Identification No.)
123 South Front Street, Memphis, Tennessee (Address of principal executive offices)	**38103** (Zip Code)

(901) 495-6500
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $7,831,536,378.

The number of shares of Common Stock outstanding as of October 18, 2010, was 44,625,787.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 28, 2010, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 15, 2010, are incorporated by reference into Part III.

TABLE OF CONTENTS

10-K

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation: credit market conditions; the impact of recessionary conditions; competition; product demand; the ability to hire and retain qualified employees; consumer debt levels; inflation; weather; raw material costs of our suppliers; energy prices; war and the prospect of war, including terrorist activity; construction delays; access to available and feasible financing; and changes in laws or regulations. Certain of these risks are discussed in more detail in the "Risk Factors" section contained in Item IA under Part I of this Annual Report on Form 10-K for the year ended August 28, 2010, and these Risk Factors should be read carefully. Forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ from those contemplated by such forward-looking statements, and events described above and in the "Risk Factors" could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results.

PART I

Item 1. Business

Introduction

AutoZone, Inc. ("AutoZone", the "Company" or "we") is the nation's leading retailer and a leading distributor of automotive replacement parts and accessories. We began operations in 1979 and at August 28, 2010 operated 4,389 stores in the United States and Puerto Rico, and 238 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 28, 2010, in 2,424 of our domestic stores and 173 of our Mexico stores, we also have a commercial sales program that provides prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and as part of our commercial sales program, through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

At August 28, 2010, our stores were in the following locations:

	Store Count
Alabama	99
Arizona	120
Arkansas	59
California	463
Colorado	66
Connecticut	35
Delaware	12
Florida	217
Georgia	175
Idaho	19
Illinois	214
Indiana	141
Iowa	23
Kansas	38
Kentucky	80
Louisiana	109
Maine	6
Maryland	44
Massachusetts	70
Michigan	149
Minnesota	27
Mississippi	85
Missouri	100
Montana	1
Nebraska	14
Nevada	50
New Hampshire	17
New Jersey	68
New Mexico	61
New York	123
North Carolina	172
North Dakota	1
Ohio	229
Oklahoma	67
Oregon	28
Pennsylvania	114
Puerto Rico	25
Rhode Island	15
South Carolina	77

South Dakota	2
Tennessee	153
Texas	540
Utah	39
Vermont	1
Virginia	95
Washington	62
Washington, DC	6
West Virginia	23
Wisconsin	50
Wyoming	5
Domestic Total	4,389
Mexico	238
Total	4,627

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service and quality automotive parts and products at a great value in conveniently located, well-designed stores. Key elements of this strategy are:

Customer Service

Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners (employees) should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts, and warranties that are offered by us or our vendors on many of the parts that we sell. The wide area network in our stores helps us expedite credit or debit card and check approval processes, locate parts at neighboring AutoZone stores, and in some cases, place special orders directly with our vendors.

Our stores generally open at 7:30 or 8 a.m. and close between 8 and 10 p.m. Monday through Saturday and typically open at 9 a.m. and close between 6 and 9 p.m. on Sunday. However, some stores are open 24 hours, and some have extended hours of 6 or 7 a.m. until midnight seven days a week.

We also provide specialty tools through our Loan-A-Tool® program. Customers can borrow a specialty tool, such as a steering wheel puller, for which a do-it-yourself ("DIY") customer or a repair shop would have little or no use other than for a single job. AutoZoners also provide other free services, including check engine light readings where allowed by law, battery charging, the collection of DIY used oil for recycling, and the testing of starters, alternators, batteries, sensors and actuators.

Merchandising

The following tables show some of the types of products that we sell by major category of items:

Failure	Maintenance	Discretionary
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Batteries & Accessories	Brake Drums, Rotors, Shoes & Pads	Cell Phone Accessories
Belts & Hoses	Chemicals, including Brake & Power Steering Fluid, Oil & Fuel Additives	Drinks & Snacks
Carburetors	Oil & Transmission Fluid	Floor Mats & Seat Covers
Chassis	Oil, Air, Fuel & Transmission Filters	Mirrors
Clutches	Oxygen Sensors	Performance Products
CV Axles	Paint & Accessories	Protectants & Cleaners
Engines	Refrigerant & Accessories	Seat Covers
Fuel Pumps	Shock Absorbers & Struts	Sealants & Adhesives
Fuses	Spark Plugs & Wires	Steering Wheel Covers
Ignition	Windshield Wipers	Stereos & Radios
Lighting		Tools
Mufflers		Wash & Wax
Starters & Alternators		
Water Pumps		
Radiators		
Thermostats		

We believe that the satisfaction of DIY customers and professional technicians is often impacted by our ability to provide specific automotive products as requested. Each store carries the same basic product lines, but we tailor our parts inventory to the makes and models of the vehicles in each store's trade area. Our hub stores carry a larger assortment of products that can be delivered to commercial customers or to local satellite stores.

We are constantly updating the products we offer to ensure that our inventory matches the products our customers demand.

Pricing
We want to be perceived by our customers as the value leader in our industry, by consistently providing quality merchandise at the right price, backed by a satisfactory warranty and outstanding customer service. On many of our products we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key differentiating component versus our competitors is our exclusive line of in-house brands, which includes Valucraft, AutoZone, Duralast and Duralast Gold brands. We believe that our overall value compares favorably to that of our competitors.

Brand: Advertising and Promotions
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so that we can build long-lasting, loyal relationships. We utilize promotions, advertising, and loyalty card programs primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. Broadcast and internet media are our primary advertising methods of driving traffic to our stores. We utilize in-store signage, creative product placement and promotions to help educate customers about products that they need.

Store Design and Visual Merchandising
We design and build stores for high visual impact. The typical AutoZone store utilizes colorful exterior and interior signage, exposed beams and ductwork and brightly lighted interiors. Maintenance products, accessories and non-automotive items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and shelves.

Commercial

Our commercial sales program operates in a highly fragmented market, and we are one of the leading distributors of automotive parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts in the United States, Puerto Rico and Mexico. As a part of the program, we offer delivery to our commercial customers, as well as direct commercial sales through www.autozonepro.com. The program operated out of 2,424 domestic stores and 173 of our Mexico stores as of August 28, 2010. Through our hub stores, we offer a greater range of parts and products desired by professional technicians; this additional inventory is available for our DIY customers as well. We have dedicated sales teams focused on national, regional and public sector commercial accounts.

Store Operations

Store Formats
Substantially all AutoZone stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 45% is dedicated to hard parts inventory. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

We believe that our stores are "destination stores," generating their own traffic rather than relying on traffic created by adjacent stores. Therefore, we situate most stores on major thoroughfares with easy access and good parking.

Store Personnel and Training
Each store typically employs from 10 to 16 AutoZoners, including a manager and, in some cases, an assistant manager. AutoZoners typically have prior automotive experience. All AutoZoners are encouraged to complete tests resulting in certifications by the National Institute for Automotive Service Excellence ("ASE"), which is broadly recognized for training certification in the automotive industry. Although we do on-the-job training, we also provide formal training programs, including an annual national sales meeting, regular store meetings on specific sales and product issues, standardized training manuals and a specialist program that provides training to AutoZoners in several areas of technical expertise from the Company, our vendors and independent certification agencies. Training is supplemented with frequent store visits by management.

Store managers, sales representatives and commercial specialists receive financial incentives through performance-based bonuses. In addition, our growth has provided opportunities for the promotion of qualified AutoZoners. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

All store support functions are centralized in our store support centers located in Memphis, Tennessee, Monterrey, Mexico and Chihuahua, Mexico. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales.

Store Automation
All of our stores have Z-net, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts that our customers need and to provide complete job solutions, advice and information for customer vehicles. Z-net provides parts information based on the year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net display screens are placed on the hard parts counter or pods, where both the AutoZoner and customer can view the screen. In addition, our wide area network enables the stores to expedite credit or debit card and check approval processes, to access national warranty data, to implement real-time inventory controls and to locate and hold parts at neighboring AutoZone stores.

Our stores utilize our computerized proprietary Store Management System, which includes bar code scanning and point-of-sale data collection terminals. The Store Management System provides administrative assistance and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. We believe the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures.

Store Development

The following table reflects store development during the past five fiscal years:

	Fiscal Year				
	2010	**2009**	**2008**	**2007**	**2006**
Beginning stores	4,417	4,240	4,056	3,871	3,673
New stores	213	180	185	186	204
Closed stores	3	3	1	1	6
Net new stores	210	177	184	185	198
Relocated stores	3	9	14	18	18
Ending stores	4,627	4,417	4,240	4,056	3,871

We believe that expansion opportunities exist both in markets that we do not currently serve, as well as in markets where we can achieve a larger presence. We attempt to obtain high visibility sites in high traffic locations and undertake substantial research prior to entering new markets. The most important criteria for opening a new store are its projected future profitability and its ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations include population, demographics, vehicle profile, customer buying trends, commercial businesses, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, "our kind of vehicles"; as these are generally no longer under the original manufacturers' warranties and require more maintenance and repair than younger vehicles. We generally seek to open new stores within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. In addition to continuing to lease or develop our own stores, we evaluate and may make strategic acquisitions.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee and Monterrey, Mexico. In fiscal 2010, no class of similar products accounted for 10 percent or more of our total sales. Also, during fiscal 2010, one vendor supplied 10 percent of our purchases; no other individual vendor provided more than 10 percent of our total purchases. We generally have few long-term contracts for the purchase of merchandise. We believe that we have good relationships with our suppliers. We also believe that alternative sources of supply exist, at similar cost, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party trucking firms.

Our hub stores have increased our ability to distribute products on a timely basis to many of our stores and to expand our product assortment. A hub store generally has a larger assortment of products as well as regular replenishment items that can be delivered to a store in its coverage area within 24 hours. Additionally, hub stores can provide replenishment of products sold to stores within its network. Hub stores are generally replenished from distribution centers multiple times per week.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price. AutoZone competes in both the retail DIY and commercial do-it-for-me ("DIFM") auto parts and products.

Competitors include national, regional and local auto parts chains, independently owned parts stores, on-line parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. AutoZone competes on the basis of customer service, including the trustworthy advice of our AutoZoners; merchandise quality, selection and availability; price; product warranty; store layouts, location and convenience; and the strength of our AutoZone brand name, trademarks and service marks.

Trademarks and Patents

We have registered several service marks and trademarks in the United States Patent and Trademark office as well as in certain other countries, including our service marks, "AutoZone" and "Get in the Zone," and trademarks, "AutoZone," "Duralast," "Duralast Gold," "Valucraft," "ALLDATA," "Loan-A-Tool" and "Z-net." We believe that these service marks and trademarks are important components of our marketing and merchandising strategies.

Employees

As of August 28, 2010, we employed over 63,000 persons, approximately 56 percent of whom were employed full-time. About 91 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 5 percent in distribution centers and approximately 4 percent in store support and other functions. Included in the above numbers are approximately 3,000 persons employed in our Mexico operations.

We have never experienced any material labor disruption and believe that relations with our AutoZoners are generally good.

AutoZone Website

AutoZone's primary website is at http://www.autozone.com. We make available, free of charge, at our investor relations website, http://www.autozoneinc.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Executive Officers of the Registrant

The following list describes our executive officers. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service. Officers are elected by and serve at the discretion of the Board of Directors.

William C. Rhodes, III, 45—Chairman, President and Chief Executive Officer, Customer Satisfaction
William C. Rhodes, III, was named Chairman of AutoZone during fiscal 2007 and has been President, Chief Executive Officer and a director since March 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President – Store Operations and Commercial. Previously, he served in various capacities within the Company, including Senior Vice President – Supply Chain and Information Technology, Senior Vice President – Supply Chain, Vice President – Stores, Senior Vice President – Finance and Vice President –Finance and Vice President – Operations Analysis and Support. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP. Mr. Rhodes is currently a member of the Board of Directors for Dollar General Corporation.

William T. Giles, 51—Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development, Customer Satisfaction
William T. Giles was elected Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development during fiscal 2007. Prior to that, he was Executive Vice President, Chief Financial Officer and Treasurer from June 2006 to December 2006 and Executive Vice President, Chief Financial Officer since May 2006. From 1991 to May 2006, he held several positions with Linens N' Things, Inc., most recently as the Executive Vice President and Chief Financial Officer. Prior to 1991, he was with Melville, Inc. and PricewaterhouseCoopers.

Harry L. Goldsmith, 59—Executive Vice President, Secretary and General Counsel, Customer Satisfaction
Harry L. Goldsmith was elected Executive Vice President, General Counsel and Secretary during fiscal 2006. Previously, he was Senior Vice President, General Counsel and Secretary since 1996 and was Vice President, General Counsel and Secretary from 1993 to 1996.

James A. Shea, 65—Executive Vice President – Merchandising, Marketing and Supply Chain, Customer Satisfaction
James A. Shea was elected Executive Vice President – Merchandising, Marketing and Supply Chain during fiscal 2007 and has served as Executive Vice President – Merchandising and Marketing since fiscal 2005. He was President and Co-founder of Portero during 2004. Prior to 2004, he was Chief Executive Officer of Party City from 1999 to 2003. From 1995 to 1999, he was with Lechters Housewares where he was Senior Vice President, Marketing and Merchandising before being named President in 1997. From 1990 to 1995, he was Senior Vice President of Home for Kaufmanns Department Store, a division of May Company. Mr. Shea announced his plans to retire, effective at the end of October 2010.

Jon A. Bascom, 53—Senior Vice President and Chief Information Officer, Customer Satisfaction
Jon A. Bascom was elected Senior Vice President and Chief Information Officer during fiscal 2008. Previously, he was Vice President – Information Technology since 1996. Since 1989, Mr. Bascom has worked in a variety of leadership roles in applications development, infrastructure, and technology support. Prior to joining AutoZone, Mr. Bascom worked for Malone & Hyde, AutoZone's predecessor company, for 9 years.

Timothy W. Briggs, 49—Senior Vice President – Human Resources, Customer Satisfaction
Timothy W. Briggs was elected Senior Vice President – Human Resources during fiscal 2006. Prior to that, he was Vice President – Field Human Resources since March 2005. From 2002 to 2005, Mr. Briggs was Vice President – Organization Development. From 1996 to 2002, Mr. Briggs served in various management capacities at the Limited Inc., including Vice President, Human Resources.

Mark A. Finestone, 49—Senior Vice President – Merchandising, Customer Satisfaction
Mark A. Finestone was elected Senior Vice President – Merchandising during fiscal 2008. Previously, he was Vice President – Merchandising since 2002. Prior to joining AutoZone in 2002, Mr. Finestone worked for May Department Stores for 19 years where he held a variety of leadership roles which included Divisional Vice President, Merchandising.

William W. Graves, 50—Senior Vice President – Supply Chain, Customer Satisfaction
William W. Graves was elected Senior Vice President – Supply Chain during fiscal 2006. Prior thereto, he was Vice President – Supply Chain since 2000. From 1992 to 2000, Mr. Graves served in various capacities with the Company.

Lisa R. Kranc, 57—Senior Vice President – Marketing, Customer Satisfaction
Lisa R. Kranc was elected Senior Vice President – Marketing during fiscal 2001. Previously, she was Vice President – Marketing for Hannaford Bros. Co., a Maine-based grocery chain, since 1997, and was Senior Vice President – Marketing for Bruno's, Inc., from 1996 to 1997. Prior to 1996, she was Vice President-Marketing for Giant Eagle, Inc. since 1992.

Thomas B. Newbern, 48—Senior Vice President – Store Operations, Customer Satisfaction
Thomas B. Newbern was elected Senior Vice President – Store Operations during fiscal 2007. Previously, Mr. Newbern held the title Vice President – Store Operations for AutoZone since 1998. A 25-year AutoZoner, he has held several key management positions with the Company.

Charlie Pleas, III, 45—Senior Vice President and Controller, Customer Satisfaction
Charlie Pleas, III, was elected Senior Vice President and Controller during fiscal 2007. Prior to that, he was Vice President and Controller since 2003. Previously, he was Vice President – Accounting since 2000, and Director of General Accounting since 1996. Prior to joining AutoZone, Mr. Pleas was a Division Controller with Fleming Companies, Inc. where he served in various capacities from 1988.

Larry M. Roesel, 53—Senior Vice President – Commercial, Customer Satisfaction
Larry M. Roesel joined AutoZone as Senior Vice President – Commercial during fiscal 2007. Mr. Roesel came to AutoZone with more than thirty years of experience with OfficeMax, Inc. and its predecessor, where he served in operations, sales and general management.

Robert D. Olsen, 57—Corporate Development Officer, Customer Satisfaction
Robert D. Olsen was elected Corporate Development Officer as of November 1, 2009, with primary responsibility for Mexico, ALLDATA, and other strategic initiatives. Previously, he was Executive Vice President – Store Operations, Commercial, ALLDATA, and Mexico since fiscal 2007. Prior to that time, he was Executive Vice President – Supply Chain, Information Technology, Mexico and Store Development since fiscal 2006 and before that, Senior Vice President since fiscal 2000 with primary responsibility for store development and Mexico operations. From 1993 to 2000, Mr. Olsen was Executive Vice President and Chief Financial Officer of Leslie's Poolmart. From 1985 to 1989, Mr. Olsen held several positions with AutoZone, including Senior Vice President and Chief Financial Officer and Vice President – Finance and Controller.

Item 1A. Risk Factors

Our business is subject to a variety of risks. Set forth below are certain of the important risks that we face and that could cause actual results to differ materially from historical results. These risks are not the only ones we face. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

If demand for our products slows, then our business may be materially affected.

Demand for products sold by our stores depends on many factors, including:

- the number of miles vehicles are driven annually. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
- the number of vehicles in current service that are seven years old and older. These vehicles are generally no longer under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than younger vehicles.
- technological advances. Advances in automotive technology and parts design could result in cars needing maintenance less frequently and parts lasting longer.
- the weather. Inclement weather may cause vehicle maintenance to be deferred.

- the economy. In periods of rapidly declining economic conditions, both retail DIY and commercial DIFM customers may defer vehicle maintenance or repair. Additionally, such conditions may affect our customers' credit availability. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own vehicles or they may purchase new vehicles.
- rising energy prices. Increases in energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for gasoline and other energy costs.

For the long term, demand for our products may be affected by:

- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles; and
- restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

All of these factors could result in immediate and longer term declines in the demand for our products, which could adversely affect our sales, cash flows and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive and is based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are opening locations near our existing stores. AutoZone competes as a provider in both the DIY and DIFM auto parts and accessories markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, on-line parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our AutoZoners; merchandise quality, selection and availability; product warranty; store layout, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks; some competitors may gain competitive advantages, such as greater financial and marketing resources allowing them to sell automotive products at lower prices, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

We may not be able to sustain our recent rate of sales growth.

We have increased our store count in the past five fiscal years, growing from 3,673 stores at August 27, 2005, to 4,627 stores at August 28, 2010, an average store count increase per year of 5%. Additionally, we have increased annual revenues in the past five fiscal years from $5.711 billion in fiscal 2005 to $7.363 billion in fiscal 2010, an average increase per year of 6%. Annual revenue growth is driven by the opening of new stores and increases in same-store sales. We open new stores only after evaluating customer buying trends and market demand/needs, all of which could be adversely affected by continued job losses, wage cuts, small business failures and microeconomic conditions unique to the automotive industry. Same store sales are impacted both by customer demand levels and by the prices we are able to charge for our products, which can also be negatively impacted by continued recessionary pressures. We cannot provide any assurance that we will continue to open stores at historical rates or achieve increases in same-store sales.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are one of the largest sellers of auto parts in the commercial market, to increase commercial sales we must compete against national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers and auto dealers. Although we believe we compete effectively on the basis of customer service, merchandise quality, selection and availability, price, product warranty, distribution locations, and the strength of our AutoZone brand name, trademarks and service marks, some automotive aftermarket jobbers have been in business for substantially longer periods of time than we have, have developed long-term customer relationships and have large available inventories. If we are unable to profitably develop new commercial customers, our sales growth may be limited.

Deterioration in the global credit markets, changes in our credit ratings and macroeconomic factors could adversely affect our financial condition and results of operations.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. An increase in our debt and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could result in an increase in interest rates and more restrictive terms on certain of our senior debt and our commercial paper, could limit our access to public debt markets, could limit the institutions willing to provide credit facilities to us and could significantly increase the interest rates on such facilities from current levels.

Moreover, significant deterioration in the financial condition of large financial institutions in calendar years 2008 and 2009 resulted in a severe loss of liquidity and availability of credit in global credit markets and in more stringent borrowing terms. During brief time intervals in the fourth quarter of calendar 2008 and the first quarter of calendar 2009, there was no liquidity in the commercial paper markets, resulting in an absence of commercial paper buyers and extraordinarily high interest rates on commercial paper. We can provide no assurance that credit market events such as those that occurred in the fourth quarter of 2008 and the first quarter of 2009 will not occur again in the foreseeable future. Conditions and events in the global credit market could have a material adverse effect on our access to short-term debt and the terms and cost of that debt.

Macroeconomic conditions also impact both our customers and our suppliers. Continued recessionary conditions could result in additional job losses and business failures, which could result in our loss of certain small business customers and curtailment of spending by our retail customers. In addition, continued distress in global credit markets, business failures and other recessionary conditions could have a material adverse effect on the ability of our suppliers to obtain necessary short and long-term financing to meet our inventory demands. Moreover, rising energy prices could impact our merchandise distribution, commercial delivery, utility and product costs. All of these macroeconomic conditions could adversely affect our sales growth, margins and overhead, which could adversely affect our financial condition and operations.

Our business depends upon hiring and retaining qualified employees.

We believe that much of our brand value lies in the quality of our over 63,000 AutoZoners employed in our stores, distribution centers, store support centers and ALLDATA. We cannot be assured that we can continue to hire and retain qualified employees at current wage rates. If we are unable to hire, properly train and/or retain qualified employees, we could experience higher employment costs, reduced sales, losses of customers and diminution of our brand, which could adversely affect our earnings. If we do not maintain competitive wages, our customer service could suffer due to a declining quality of our workforce or, alternatively, our earnings could decrease if we increase our wage rates.

Inability to acquire and provide quality merchandise could adversely affect our sales and results of operations.

We are dependent upon our vendors continuing to supply us with quality merchandise. If our merchandise offerings do not meet our customers' expectations regarding quality and safety, we could experience lost sales, experience increased costs and be exposed to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action or private litigation and result in costly product recalls and other liabilities. In addition, negative customer perceptions regarding the safety or quality of the products we sell could cause our customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain the confidence of our customers. Moreover, if any of our significant vendors experiences financial difficulties or otherwise is unable to deliver merchandise to us on a timely basis, or at all, we could have product shortages in our stores that could adversely affect customers' perceptions of us and cause us to lose customers and sales.

Our largest stockholder, as a result of its voting ownership, may have the ability to exert substantial influence over actions to be taken or approved by our stockholders.

As of October 18, 2010, ESL Investments, Inc. and certain of its affiliates (together, "ESL") beneficially owned approximately 34.7% of our outstanding common stock. As a result, ESL may have the ability to exert substantial influence over actions to be taken or approved by our stockholders, including the election of directors and potential change of control transactions. In the future, ESL may acquire or sell shares of common stock and thereby increase or decrease its ownership stake in us. Significant fluctuations in their level of ownership could have an impact on our share price.

In June 2008, we entered into an agreement with ESL (the "ESL Agreement"), in which ESL has agreed to vote shares of our common stock owned by ESL in excess of 37.5% in the same proportion as all non-ESL-owned shares are voted. Additionally, under the terms of the ESL Agreement, the Company added two directors in August 2008 that were identified by ESL. William C. Crowley, one of the two directors identified by ESL, is the President and Chief Operating Officer of ESL Investments, Inc.

Consolidation among our competitors may negatively impact our business.

Recently some of our competitors have merged. Consolidation among our competitors could enhance their financial position, provide them with the ability to achieve better purchasing terms allowing them to provide more competitive prices to customers for whom we compete, and allow them to achieve efficiencies in their mergers that allow for more effective use of advertising and marketing dollars and allow them to more effectively compete for customers. These consolidated competitors could take sales volume away from us in certain markets and could cause us to change our pricing with a negative impact on our margins or could cause us to spend more money to maintain customers or seek new customers, all of which could negatively impact our business.

Our ability to grow depends in part on new store openings, existing store remodels and expansions and effective utilization of our existing supply chain and hub network.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores to meet customers' needs on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel, particularly at the store management level, and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably.

In addition, we extensively utilize hub stores, our supply chains and logistics management techniques to efficiently stock our stores. If we fail to effectively utilize our existing distribution hubs and/or supply chains, we could experience inappropriate inventory levels in our stores, which could adversely affect our sales volume and/or our margins.

Our failure to protect our reputation could have a material adverse effect on our brand name.

Our ability to maintain our reputation is critical to our brand name. Our reputation could be jeopardized if we fail to maintain high standards for merchandise safety, quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to comply with ethical, social, product, labor and environmental standards, or related political considerations, could also jeopardize our reputation and potentially lead to various adverse consumer actions. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our reputation.

Business interruptions may negatively impact our store hours, operability of our computer and other systems, availability of merchandise and otherwise have a material negative effect on our sales and our business.

War or acts of terrorism, political unrest, hurricanes, windstorms, fires, earthquakes and other natural or other disasters or the threat of any of them, may result in certain of our stores being closed for a period of time or permanently or have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores resulting in lost sales, canceled purchase orders and/or a potential loss of customer loyalty.

We rely extensively on our computer systems to manage inventory, process transactions and summarize results. Our systems are subject to damage or interruption from power outages, telecommunications failures, computer viruses, security breaches and catastrophic events. If our systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could result in lost sales, inability to process purchase orders and/or a potential loss of customer loyalty, which could adversely affect our results of operations.

Healthcare reform legislation could have a negative impact on our business.

The recently enacted Patient Protection and Affordable Care Act (the "Patient Act") as well as other healthcare reform legislation being considered by Congress and state legislatures may have an impact on our business. While we are currently evaluating the potential effects of the Patient Act on our business, the impact could be extensive and will most likely increase our employee healthcare-related costs. While the significant costs of the recent healthcare legislation enacted will occur after 2013 due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant, negative impact on our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table reflects the square footage and number of leased and owned properties for our stores as of August 28, 2010:

	No. of Stores	Square Footage
Leased	2,319	14,540,910
Owned	2,308	15,486,198
Total	4,627	30,027,108

We have approximately 4.0 million square feet in distribution centers servicing our stores, of which approximately 1.3 million square feet is leased and the remainder is owned. Our distribution centers are located in Arizona, California, Georgia, Illinois, Ohio, Pennsylvania, Tennessee, Texas and Mexico. Our primary store support center is located in Memphis, Tennessee, and consists of approximately 260,000 square feet. We also have two additional store support centers located in Monterrey, Mexico and Chihuahua, Mexico and own or lease other properties that are not material in the aggregate.

Item 3. Legal Proceedings

We are a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, *inter alia*, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay-on-scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar claims under the Act. In the prior litigation, the discovery dispute, as well as the underlying claims, was decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, the plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with the plaintiffs as long as the defendants allegedly continue to violate the Act.

10-K

In an order dated September 7, 2010 and issued on September 16, 2010, the court granted motions to dismiss all claims against AutoZone and its co-defendant competitors and suppliers. Based on the record in the prior litigation, the court dismissed with prejudice all overlapping claims – that is, those covering the same time periods covered by the prior litigation and brought by the judgment plaintiffs in the prior litigation. The court also dismissed with prejudice the plaintiffs' attempt to revisit discovery disputes from the prior litigation. Further, with respect to the other claims under the Act, the court found that the factual statements contained in the complaint fall short of what would be necessary to support a plausible inference of unlawful price discrimination. Finally, the court held that the AutoZone pay-on-scan program is a difference in non-price terms that are not governed by the Act. The court ordered the case closed, but also stated that "in an abundance of caution the Court [was] defer[ring] decision on whether to grant leave to amend to allow plaintiff an opportunity to propose curative amendments." Without moving for leave to amend their complaint for a third time, four plaintiffs filed a Third Amended and Supplemental Complaint (the "Third Amended Complaint") on October 18, 2010. The Third Amended Complaint repeats and expands certain allegations from previous complaints, asserting two claims under the Act, but states that all other plaintiffs have withdrawn their claims, and that, *inter alia*, Chief Auto Parts, Inc. has been dismissed as a defendant. The court set no specific procedure for further response or motion by the defendants. We anticipate that the defendants, including AutoZone, will request that the court reject the Third Amended Complaint and/or will seek to have it dismissed.

We believe this suit to be without merit and are vigorously defending against it. We are unable to estimate a loss or possible range of loss.

We are involved in various legal proceedings incidental to the conduct of our business. Although the amount of liability that may result from these other proceedings cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our financial condition, results of operations, or cash flows.

Item 4. Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the symbol "AZO." On October 18, 2010, there were 3,182 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a dividend on our common stock. Our ability to pay dividends is subject to limitations imposed by Nevada law. Any payment of dividends in the future would be dependent upon our financial condition, capital requirements, earnings, cash flow and other factors.

The following table sets forth the high and low sales prices per share of common stock, as reported by the New York Stock Exchange, for the periods indicated:

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended August 28, 2010:		
Fourth quarter	$215.21	$177.66
Third quarter	$187.94	$160.20
Second quarter	$161.33	$146.17
First quarter	$154.69	$135.13
Fiscal Year Ended August 29, 2009:		
Fourth quarter	$164.38	$141.00
Third quarter	$169.99	$129.21
Second quarter	$145.77	$ 92.52
First quarter	$143.80	$ 84.66

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was most recently amended on September 28, 2010, to increase the repurchase authorization to $9.4 billion from $8.9 billion. The program does not have an expiration date.

Shares of common stock repurchased by the Company during the quarter ended August 28, 2010, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 9, 2010, to June 5, 2010	143,300	$187.00	143,300	$724,016,859
June 6, 2010, to July 3, 2010	1,129,590	191.26	1,129,590	507,976,727
July 4, 2010, to July 31, 2010	700,401	201.69	700,401	366,710,411
August 1, 2010, to August 28, 2010	869,716	208.44	869,716	185,428,381
Total	2,843,007	$198.87	2,843,007	$185,428,381

The Company also repurchased, at fair value, an additional 30,617 shares in fiscal 2010, 37,190 shares in fiscal 2009, and 39,235 shares in fiscal 2008 from employees electing to sell their stock under the Company's Third Amended and Restated Employee Stock Purchase Plan, qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 26,620 shares were sold to employees in fiscal 2010, 29,147 shares were sold to employees in fiscal 2009, and 36,147 shares were sold to employees in fiscal 2008. At August 28, 2010, 293,983 shares of common stock were reserved for future issuance under this plan. Under the Amended and Restated Executive Stock Purchase Plan all eligible executives are permitted to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under this plan were 1,480 shares in fiscal 2010,

1,705 shares in fiscal 2009, and 1,793 shares in fiscal 2008. At August 28, 2010, 250,575 shares of common stock were reserved for future issuance under this plan.

Stock Performance Graph

This graph shows, from the end of fiscal year 2005 to the end of fiscal year 2010, changes in the value of AutoZone's stock as compared to Standard & Poor's 500 Composite Index ("S&P 500").



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AutoZone
S&P 500

10-K

Item 6. Selected Financial Data

(in thousands, except per share data, same store sales and selected operating data)	Fiscal Year Ended August				
	2010	2009	2008[1]	2007	2006
Income Statement Data					
Net sales	$7,362,618	$6,816,824	$6,522,706	$6,169,804	$5,948,355
Cost of sales, including warehouse and delivery expenses	3,650,874	3,400,375	3,254,645	3,105,554	3,009,835
Gross profit	3,711,744	3,416,449	3,268,061	3,064,250	2,938,520
Operating, selling, general and administrative expenses	2,392,330	2,240,387	2,143,927	2,008,984	1,928,595
Operating profit	1,319,414	1,176,062	1,124,134	1,055,266	1,009,925
Interest expense, net	158,909	142,316	116,745	119,116	107,889
Income before income taxes	1,160,505	1,033,746	1,007,389	936,150	902,036
Income tax expense	422,194	376,697	365,783	340,478	332,761
Net income	$ 738,311	$ 657,049	$ 641,606	$ 595,672	$ 569,275
Diluted earnings per share	$ 14.97	$ 11.73	$ 10.04	$ 8.53	$ 7.50
Adjusted weighted average shares for diluted earnings per share	49,304	55,992	63,875	69,844	75,859
Same Store Sales					
Increase in domestic comparable store net sales[2]	5.4%	4.4%	0.4%	0.1%	0.4%
Balance Sheet Data					
Current assets	$2,611,821	$2,561,730	$2,586,301	$2,270,455	$2,118,927
Working (deficit) capital	(452,139)	(145,022)	66,981	(15,439)	64,359
Total assets	5,571,594	5,318,405	5,257,112	4,804,709	4,526,306
Current liabilities	3,063,960	2,706,752	2,519,320	2,285,895	2,054,568
Debt	2,908,486	2,726,900	2,250,000	1,935,618	1,857,157
Long-term capital leases	66,333	38,029	48,144	39,073	—
Stockholders' (deficit) equity	$ (738,765)	$ (433,074)	$ 229,687	$ 403,200	$ 469,528
Selected Operating Data					
Number of stores at beginning of year	4,417	4,240	4,056	3,871	3,673
New stores	213	180	185	186	204
Closed stores	3	3	1	1	6
Net new stores	210	177	184	185	198
Relocated stores	3	9	14	18	18
Number of stores at end of year	4,627	4,417	4,240	4,056	3,871
Total store square footage (in thousands)	30,027	28,550	27,291	26,044	24,713
Average square footage per store	6,490	6,464	6,437	6,421	6,384
Increase in store square footage	5%	5%	5%	5%	6%
Inventory per store (in thousands)	$ 498	$ 500	$ 507	$ 495	$ 477
Average net sales per store (in thousands)	$ 1,595	$ 1,541	$ 1,539	$ 1,525	$ 1,546
Net sales per store square foot	$ 246	$ 239	$ 239	$ 238	$ 243
Total employees at end of year (in thousands)	63	60	57	55	53
Merchandise under pay-on-scan arrangements (in thousands)	$ 634	$ 3,530	$ 6,732	$ 22,387	$ 92,142
Inventory turnover[3]	1.6x	1.5x	1.6x	1.6x	1.7x
Accounts payable to inventory ratio	105.6%	96.0%	95.0%	93.2%	92.0%
After-tax return on invested capital[4]	27.6%	24.4%	23.9%	23.2%	22.7%
Adjusted debt to EBITDAR[5]	2.4	2.5	2.2	2.1	2.1
Net cash provided by operating activities (in thousands)	$1,196,252	$ 923,808	$ 921,100	$ 845,194	$ 822,747
Cash flow before share repurchases and changes in debt (in thousands)[6]	$ 947,643	$ 673,347	$ 690,621	$ 678,522	$ 599,507

(1) *The fiscal year ended August 30, 2008 consisted of 53 weeks.*

(2) *The domestic comparable sales increases are based on sales for all domestic stores open at least one year. Relocated stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the week it closes, and excluded from the computation for all periods subsequent to closing.*

(3) *Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the trailing 5 quarters. The calculation includes cost of sales related to pay-on-scan sales, which were $2.5 million for the 52 weeks ended August 28, 2010, $5.8 million for the 52 weeks ended August 29, 2009, $19.2 million for the 53 weeks ended August 30, 2008, $85.4 million for the 52 weeks ended August 25, 2007, and $198.1 million for the 52 weeks ended August 26, 2006.*

(4) *After-tax return on invested capital is defined as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-*

GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(5) *Adjusted debt to EBITDAR is defined as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

(6) *Cash flow before share repurchases and changes in debt is defined as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the nation's leading retailer and a leading distributor of automotive replacement parts and accessories. We began operations in 1979 and at August 28, 2010, operated 4,389 stores in the United States and Puerto Rico, and 238 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 28, 2010, in 2,424 of our domestic stores and 173 of our Mexico stores, we also have a commercial sales program that provides prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and as part of our commercial sales program, through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

10-K

Executive Summary

We achieved a strong performance in fiscal 2010, delivering record earnings of $738 million and sales growth of $546 million over the prior year. We completed the year with strong growth in our commercial and retail businesses. We are excited about our retail business opportunities and encouraged by the increase in our commercial business, where we continue to build our internal sales force and to refine our parts assortment. There are various factors occurring within the current economy that affect both our customers and our industry, including the impact of the recent recession, the credit crisis and higher unemployment. As consumers' cash flows have decreased due to these factors, we believe consumers have become more likely to keep their current vehicles longer and perform repair and maintenance in order to keep those vehicles well maintained. Our belief is supported by industry data showing an increase in the average age of vehicles on the road and recent declines in new car sales, which we believe have led to an increase in demand for the products that we sell. Given the nature of these macroeconomic factors, we cannot predict whether or for how long these trends will continue, nor can we predict to what degree these trends will impact us in the future. Our primary response to fluctuations in the demand for the products we sell is to adjust our advertising message, store staffing, and product assortment. We continue to believe we are well positioned to help our customers save money and meet their needs in a challenging macro economic environment.

Also, we believe changes in gas prices impact our customers' behavior with respect to driving and maintaining their cars. With approximately ten billion gallons of unleaded gas consumed each month across the United States, each $1 dollar decrease at the pump contributes approximately $10 billion of additional spending capacity to consumers each month. Given the unpredictability of gas prices, we cannot predict whether gas prices will increase or decrease in the future, nor can we predict how any future changes in gas prices will impact our sales in future periods.

The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven year old or older vehicles on the road.

Miles Driven
We believe that as the number of miles driven increases, consumers' vehicles are more likely to need service and maintenance, resulting in an increase in the need for automotive hard parts and maintenance items. Prior to the recession, we had seen a close correlation between annual miles driven and our annual net sales; however, this correlation has not existed in the recent short-term recessionary period. Since the beginning of the fiscal year and through July 2010 (latest publicly available information), miles driven were relatively flat as compared to the comparable prior year period. Throughout this period and contrary to the correlation experienced prior to the recession, sales have grown at an increased rate, while miles driven have grown at a slower rate than what we have historically experienced. We believe that the impact of changes in other factors, primarily an increase in seven year old or older vehicles, more than offset the impact of miles driven. As the economy continues to recover, we believe that annual miles driven will return to pre-recession low single digit growth rates, and the correlation between annual miles driven and the annual sales growth of our industry should return.

Seven Year Old or Older Vehicles
Since 2008, new vehicle sales have been significantly lower than historical levels, which we believe contributed to an increasing number of seven year old or older vehicles on the road. We estimate vehicles are driven an average of approximately 12,500 miles each year. In seven years, the average miles driven equates to approximately 87,500 miles. Our experience is that at this point in a vehicle's life, most vehicles are not covered by warranties and increased maintenance is needed to keep the vehicle operating. According to data provided by the Automotive Aftermarket Industry Association, the number of seven year old or older vehicles increased by approximately 2.2% during the 2009 calendar year as compared to the 2008 calendar year. As the number of seven year old or older vehicles on the road increases, we expect an increase in demand for the products that we sell. In the near term, we expect this trend to continue, as consumers keep their cars longer in an effort to save money during this uncertain economy.

Results of Operations

Fiscal 2010 Compared with Fiscal 2009
For the fiscal year ended August 28, 2010, we reported net sales of $7.363 billion compared with $6.817 billion for the year ended August 29, 2009, an 8.0% increase from fiscal 2009. This growth was driven primarily by an increase in domestic same store sales of 5.4% and sales from new stores of $203.4 million. The improvement in same store sales was driven by an improvement in transaction count trends, while increases in average transaction value remained generally consistent with our long-term trends. Higher transaction value is attributable to product inflation due to both more complex, costly products and commodity price increases.

At August 28, 2010, we operated 4,389 domestic stores and 238 stores in Mexico, compared with 4,229 domestic stores and 188 stores in Mexico at August 29, 2009. We reported a domestic retail sales increase of 6.9% and a domestic commercial sales increase of 13.8% for fiscal 2010.

Gross profit for fiscal 2010 was $3.712 billion, or 50.4% of net sales, compared with $3.416 billion, or 50.1% of net sales for fiscal 2009. The improvement in gross margin was primarily attributable to leveraging distribution costs due to higher sales and operating efficiencies (19 basis points).

Operating, selling, general and administrative expenses for fiscal 2010 increased to $2.392 billion, or 32.5% of net sales, from $2.240 billion, or 32.9% of net sales for fiscal 2009. The reduction in operating expenses, as a percentage of sales, reflected leverage of store operating expenses due to higher sales, partially offset by higher pension expense (17 basis points) and the continued investment in the hub store initiative (16 basis points).

Interest expense, net for fiscal 2010 was $158.9 million compared with $142.3 million during fiscal 2009. This increase was due to higher average borrowing levels over the comparable prior year period. Average borrowings for fiscal 2010 were $2.752 billion, compared with $2.460 billion for fiscal 2009 and weighted average borrowing rates were 5.3% for fiscal 2010, compared to 5.4% for fiscal 2009.

Our effective income tax rate was 36.4% of pre-tax income for fiscal 2010 compared to 36.4% for fiscal 2009.

Net income for fiscal 2010 increased by 12.4% to $738.3 million, and diluted earnings per share increased 27.6% to $14.97 from $11.73 in fiscal 2009. The impact of the fiscal 2010 stock repurchases on diluted earnings per share in fiscal 2010 was an increase of approximately $0.74.

Fiscal 2009 Compared with Fiscal 2008

For the year ended August 29, 2009, we reported net sales of $6.817 billion compared with $6.523 billion for the year ended August 30, 2008, a 4.5% increase from fiscal 2008. Excluding $125.9 million of sales from the 53rd week included in the prior year, total company net sales increased 6.6%. This growth was driven primarily by an increase in domestic same store sales of 4.4% and sales from new stores of $165.5 million. The improvement in same store sales was driven by an improvement in transaction count trends, while increases in average transaction value remained generally consistent with our long-term trends. Higher transaction value is attributable to product inflation due to both more complex, costly products and commodity price increases.

At August 29, 2009, we operated 4,229 domestic stores and 188 stores in Mexico, compared with 4,092 domestic stores and 148 stores in Mexico at August 30, 2008. Excluding the sales from the 53rd week in the prior year, domestic retail sales increased 7.1% and domestic commercial sales increased 4.3%.

Gross profit for fiscal 2009 was $3.416 billion, or 50.1% of net sales, compared with $3.268 billion, or 50.1% of net sales, for fiscal 2008. Gross profit as a percent of net sales was positively impacted by favorable distribution costs from improved efficiencies and lower fuel costs. However, this favorability was largely offset by a shift in mix to lower margin products.

Operating, selling, general and administrative expenses for fiscal 2009 increased to $2.240 billion, or 32.9% of net sales, from $2.144 billion, or 32.9% of net sales for fiscal 2008. Leverage from increased sales was largely offset by expenses associated with our continued enhancements to our hub stores (17 basis points), an acceleration of our store maintenance program (9 basis points), and a continued expansion of our commercial sales force (7 basis points).

Interest expense, net for fiscal 2009 was $142.3 million compared with $116.7 million during fiscal 2008. This increase was due to higher average borrowing levels over the comparable prior year period and a higher percentage of fixed rate debt. Average borrowings for fiscal 2009 were $2.460 billion, compared with $2.024 billion for fiscal 2008 and weighted average borrowing rates were 5.4% for fiscal 2009, compared to 5.2% for fiscal 2008.

Our effective income tax rate was 36.4% of pre-tax income for fiscal 2009 compared to 36.3% for fiscal 2008.

Net income for fiscal 2009 increased by 2.4% to $657.0 million, and diluted earnings per share increased 16.8% to $11.73 from $10.04 in fiscal 2008. The impact of the fiscal 2009 stock repurchases on diluted earnings per share in fiscal 2009 was an increase of approximately $0.78. Excluding the additional week in the prior year, net income for the year increased 5.0% over the previous year, while diluted earnings per share increased 19.7%.

Seasonality and Quarterly Periods

Our business is somewhat seasonal in nature, with the highest sales typically occurring in the spring and summer months of February through September, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December and January. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales, as parts failure rates are lower in mild weather, with elective maintenance deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States, Puerto Rico and Mexico.

Each of the first three quarters of our fiscal year consisted of 12 weeks, and the fourth quarter consisted of 16 weeks in 2010, 16 weeks in 2009, and 17 weeks in 2008. Because the fourth quarter contains the seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal year 2010, containing 16 weeks, represented 33.2% of annual sales and 36.4% of net income; the fourth quarter of fiscal 2009, containing 16 weeks, represented 32.7% of annual sales and 35.9% of net income; and the fourth quarter of fiscal 2008, containing 17 weeks, represented 33.9% of annual sales and 38.0% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts and accessories. Net cash provided by operating activities was $1,196.3 million in fiscal 2010, $923.8 million in fiscal 2009, and $921.1 million in fiscal 2008. The increase over prior year was primarily due to higher net income of $81.3 million and improvements in accounts payable as our cash flows from operating activities continue to benefit from our inventory purchases being largely financed by our vendors. The increase in fiscal 2009 as compared to fiscal 2008 was due primarily to the growth in net income, timing of income tax payments and deductions, and improvements in our accounts payable to inventory ratio as our vendors finance a large portion of our inventory. Partially offsetting this increase were higher accounts receivable and the 53rd week of income in fiscal 2008. We had an accounts payable to inventory ratio of 106% at August 28, 2010, 96% at August 29, 2009, and 95% at August 30, 2008. Our inventory increases are primarily attributable to an increased number of stores and to a lesser extent, our efforts to update product assortment in all of our stores. Many of our vendors have supported our initiative to update our product assortment by providing extended payment terms. These extended payment terms have allowed us to continue to grow accounts payable at a faster rate than inventory.

Our primary capital requirement has been the funding of our continued new-store development program. From the beginning of fiscal 2008 to August 28, 2010, we have opened 578 new stores. Net cash flows used in investing activities were $307.4 million in fiscal 2010, compared to $263.7 million in fiscal 2009, and $243.2 million in fiscal 2008. We invested $315.4 million in capital assets in fiscal 2010, compared to $272.2 million in capital assets in fiscal 2009, and $243.6 million in capital assets in fiscal 2008. The increase in capital expenditures during this time was primarily attributable to the number and types of stores opened and increased investment in our existing stores. New store openings were 213 for fiscal 2010, 180 for fiscal 2009, and 185 for fiscal 2008. We invest a portion of our assets held by the Company's wholly owned insurance captive in marketable securities. We acquired $56.2 million of marketable securities in fiscal 2010, $48.4 million in fiscal 2009, and $54.3 million in fiscal 2008. We had proceeds from marketable securities of $52.6 million in fiscal 2010, $46.3 million in fiscal 2009, and $50.7 million in fiscal 2008. Capital asset disposals provided $11.5 million in fiscal 2010, $10.7 million in fiscal 2009, and $4.0 million in fiscal 2008.

Net cash used in financing activities was $883.5 million in fiscal 2010, $806.9 million in fiscal 2009, and $522.7 million in fiscal 2008. The net cash used in financing activities reflected purchases of treasury stock which totaled $1.1 billion for fiscal 2010, $1.3 billion for fiscal 2009, and $849.2 million for fiscal 2008. The treasury stock purchases in fiscal 2010, 2009 and 2008 were primarily funded by cash flow from operations, and at times, by increases in debt levels. Proceeds from issuance of debt were $26.2 million for fiscal 2010, $500.0 million for fiscal 2009, and $750.0 million for fiscal 2008. There were no debt repayments for fiscal 2010; debt repayments were $300.7 million for fiscal 2009, and $229.8 million for fiscal 2008. In fiscal 2009, we used the proceeds from the issuance of debt to repay outstanding commercial paper indebtedness, to prepay our $300 million term loan in August 2009 and for general corporate purposes, including for working capital requirements, capital expenditures, store openings and stock repurchases. Proceeds from the debt issuance in fiscal 2008 were used to repay outstanding commercial paper indebtedness and for general corporate purposes, including for working capital requirements, capital expenditures, store openings and stock repurchases. Net proceeds from the issuance of commercial paper were $155.4 million for fiscal 2010 and $277.6 million for fiscal 2009. For fiscal 2008, net repayments of commercial paper were $206.7 million.

We expect to invest in our business consistent with historical rates during fiscal 2011, with our investment being directed primarily to our new-store development program and enhancements to existing stores and infrastructure. The amount of our investments in our new-store program is impacted by different factors, including such factors as whether the building and land are purchased (requiring higher investment) or leased (generally lower investment), located in the United States or Mexico, or located in urban or rural areas. During fiscal 2010, fiscal 2009, and fiscal 2008, our capital expenditures have increased by approximately 16%, 12% and 9%, respectively, as compared to the prior year. Our mix of store openings has moved away from build-to-suit leases (lower cost) to ground leases and land purchases (higher cost), resulting in increased capital expenditures during the previous three years, and we expect this trend to continue during the fiscal year ending August 27, 2011.

In addition to the building and land costs, our new-store development program requires working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required and resulting in a high accounts payable to inventory ratio. We plan to continue leveraging our inventory purchases; however, our ability to do so may be limited by our vendors' capacity to factor their receivables from us. Certain vendors participate in financing arrangements with financial institutions whereby they factor their receivables from us, allowing them to receive payment on our invoices at a discounted rate.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit ratings and favorable experiences in the debt markets in the past.

For the fiscal year ended August 28, 2010, our after-tax return on invested capital ("ROIC") was 27.6% as compared to 24.4% for the comparable prior year period. ROIC is calculated as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). ROIC increased primarily due to increased after-tax operating profit. We use ROIC to evaluate whether we are effectively using our capital resources and believe it is an important indicator of our overall operating performance.

Debt Facilities

In July 2009, we terminated our $1.0 billion revolving credit facility, which was scheduled to expire in fiscal 2010, and replaced it with an $800 million revolving credit facility. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. The credit facility may be increased to $1.0 billion at our election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases each fiscal year. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, we had $331.1 million in available capacity under this facility at August 28, 2010. Under the revolving credit facility, we may borrow funds consisting of Eurodollar loans or base rate loans. Interest accrues on Eurodollar loans at a defined Eurodollar rate, defined as the London InterBank Offered Rate ("LIBOR") plus the applicable percentage, which could range from 150 basis points to 450 basis points, depending upon our senior unsecured (non-credit enhanced) long-term debt rating. Interest accrues on base rate loans at the prime rate. We also have the option to borrow funds under the terms of a swingline loan subfacility. The revolving credit facility expires in July 2012.

The revolving credit facility agreement requires that our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 28, 2010 was 4.27:1.

In June 2010, we entered into a letter of credit facility that allows us to request the participating bank to issue letters of credit on our behalf up to an aggregate amount of $100 million. The letter of credit facility is in addition to the letters of credit that may be issued under the revolving credit facility. As of August 28, 2010, we have $100.0 million in letters of credit outstanding under the letter of credit facility, which expires in June 2013.

During August 2009, we elected to prepay, without penalty, the $300 million bank term loan entered in December 2004, and subsequently amended. The term loan facility provided for a term loan, which consisted of, at our election, base rate loans, Eurodollar loans or a combination thereof. The entire unpaid principal amount of the term loan would be due and payable in full on December 23, 2009, when the facility was scheduled to terminate. Interest accrued on base rate loans at a base rate per annum equal to the higher of the prime rate or the Federal Funds Rate plus 1/2 of 1%. We entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. The outstanding liability associated with the interest rate swap totaled $3.6 million, and was expensed in operating, selling, general and administrative expenses upon termination of the hedge in fiscal 2009.

On July 2, 2009, we issued $500 million in 5.75% Senior Notes due 2015 under our shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008 (the "Shelf Registration"). Also, on August 4, 2008, we issued $500 million in 6.50% Senior Notes due 2014 and $250 million in 7.125% Senior Notes due 2018 under the Shelf Registration. The Shelf Registration allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. In fiscal 2009, the Company used the proceeds from the issuance of debt to repay outstanding commercial paper indebtedness, to prepay our $300 million term loan in August 2009 and for general corporate purposes. Proceeds from the debt issuance in fiscal 2008 were used to repay outstanding commercial paper indebtedness and for general corporate purposes.

The 5.75% Senior Notes issued in July 2009 and the 6.50% and 7.125% Senior Notes issued during August 2008, (collectively, the "Notes"), are subject to an interest rate adjustment if the debt ratings assigned to the Notes are downgraded. They also contain a provision that repayment of the Notes may be accelerated if we experience a change in control (as defined in the agreements). Our borrowings under our other senior notes contain minimal covenants, primarily restrictions on liens. Under our revolving credit facility, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

As of August 28, 2010, we were in compliance with all covenants related to our borrowing arrangements and expect to remain in compliance with those covenants in the future.

Our adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense ("EBITDAR") ratio was 2.4:1 and 2.5:1 as of August 28, 2010 and August 29, 2009, respectively. We calculate adjusted debt as the sum of total debt, capital lease obligations and rent times six; and we calculate EBITDAR by adding interest, taxes, depreciation, amortization, rent and share-based compensation expense to net income. We target our debt levels to a ratio of adjusted debt to EBITDAR in order to maintain our investment grade credit ratings. We believe this is important information for the management of our debt levels.

Stock Repurchases

During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors. The program was amended in June 2010 to increase the repurchase authorization to $8.9 billion from $8.4 billion. From January 1998 to August 28, 2010, we have repurchased a total of 121.7 million shares at an aggregate cost of $8.7 billion. We repurchased 6.4 million shares of common stock at an aggregate cost of $1.1 billion during fiscal 2010, 9.3 million shares of common stock at an aggregate cost of $1.3 billion during fiscal 2009, and 6.8 million shares of common stock at an aggregate cost of $849.2 million during fiscal 2008. Considering cumulative repurchases as of August 28, 2010, we have $185.4 million remaining under the Board of Director's authorization to repurchase our common stock.

On September 28, 2010, the Board of Directors voted to increase the authorization by $500 million to raise the cumulative share repurchase authorization from $8.9 billion to $9.4 billion. We have repurchased approximately 800 thousand shares of our common stock at an aggregate cost of $185.9 million during fiscal 2011.

Financial Commitments

The following table shows our significant contractual obligations as of August 28, 2010:

(in thousands)	Total Contractual Obligations	Payment Due by Period			
		Less than 1 year	Between 1-3 years	Between 4-5 years	Over 5 years
Long-term debt[1]	$2,882,300	$ 632,300	$ 500,000	$1,000,000	$ 750,000
Interest payments[2]	617,225	140,600	245,238	155,800	75,587
Operating leases[3]	1,740,047	196,291	357,943	284,836	900,977
Capital leases[4]	92,745	21,947	44,832	25,966	—
Self-insurance reserves[5]	158,384	60,955	43,045	22,688	31,696
Construction commitments	15,757	15,757	—	—	—
	$5,506,458	$1,067,850	$1,191,058	$1,489,290	$1,758,260

(1) *Long-term debt balances represent principal maturities, excluding interest.*

(2) *Represents obligations for interest payments on long-term debt.*

(3) *Operating lease obligations are inclusive of amounts accrued within deferred rent and closed store obligations reflected in our consolidated balance sheets.*

(4) *Capital lease obligations include related interest.*

(5) *We retain a significant portion of the risks associated with workers' compensation, employee health, general and product liability, property, and vehicle insurance. These amounts represent estimates based on actuarial calculations. Although these obligations do not have scheduled maturities, the timing of future payments are predictable based upon historical patterns. Accordingly, we reflect the net present value of these obligations in our consolidated balance sheets.*

We have pension obligations reflected in our consolidated balance sheet that are not reflected in the table above due to the absence of scheduled maturities and the nature of the account. As of August 28, 2010, our pension liability is $211.5 million and our pension assets are valued at $117.2 million. Amounts recorded in accumulated other comprehensive loss are $94.3 million at August 28, 2010. These amounts will be amortized into pension expense in the future, unless they are recovered in future periods through actuarial gains.

Additionally, our tax liability for uncertain tax positions, including interest and penalties, was $46.5 million at August 28, 2010. Approximately $28.4 million is classified as current liabilities and $18.1 million is classified as long-term liabilities. We did not reflect these obligations in the table above as we are unable to make an estimate of the timing of payments due to uncertainties in the timing of the settlement of these tax positions.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 28, 2010:

(in thousands)	Total Other Commitments
Standby letters of credit	$ 107,554
Surety bonds	23,723
	$ 131,277

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our consolidated balance sheet. The standby letters of credit and surety bonds arrangements expire within one year, but have automatic renewal clauses.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly our comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board of Directors use the above-mentioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in "Selected Financial Data":

	Fiscal Year Ended August				
(in thousands)	2010	2009	2008	2007	2006
Net increase (decrease) in cash and cash equivalents	$ 5,574	$ (149,755)	$ 155,807	$ (4,904)	$ 16,748
Less: Increase (decrease) in debt	181,586	476,900	314,382	78,461	(4,693)
Less: Share repurchases	(1,123,655)	(1,300,002)	(849,196)	(761,887)	(578,066)
Cash flow before share repurchases and changes in debt	$ 947,643	$ 673,347	$ 690,621	$ 678,522	$ 599,507

Reconciliation of Non-GAAP Financial Measure: After-tax Return on Invested Capital
The following table reconciles the percentages of ROIC. ROIC is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except percentages)	2010	2009	2008[(1)]	2007	2006
Net income	$ 738,311	$ 657,049	$ 641,606	$ 595,672	$ 569,275
Adjustments:					
Interest expense	158,909	142,316	116,745	119,116	107,889
Rent expense	195,632	181,308	165,121	152,523	143,888
Tax effect[(2)]	(128,983)	(117,929)	(102,345)	(98,796)	(92,880)
After-tax return	$ 963,869	$ 862,744	$ 821,127	$ 768,515	$ 728,172
Average debt[(3)]	$2,769,617	$2,468,351	$2,074,738	$1,888,989	$1,822,642
Average (deficit) equity[(4)]	(507,885)	(75,162)	308,401	482,702	518,303
Rent x 6[(5)]	1,173,792	1,087,848	990,726	915,138	863,328
Average capital lease obligations[(6)]	62,220	58,901	60,763	27,093	—
Pre-tax invested capital	$3,497,744	$3,539,938	$3,434,628	$3,313,922	$3,204,273
ROIC	27.6%	24.4%	23.9%	23.2%	22.7%

(1) The fiscal year ended August 30, 2008 consisted of 53 weeks.

(2) The effective tax rate during fiscal 2010, fiscal 2009, fiscal 2008, fiscal 2007 and fiscal 2006 was 36.4%, 36.4%, 36.3%, 36.4% and 36.9% respectively.

(3) Average debt is equal to the average of our debt measured as of the previous five quarters.

(4) Average equity is equal to the average of our stockholders' (deficit) equity measured as of the previous five quarters.

(5) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.

(6) Average capital lease obligations relating to vehicle capital leases entered into at the beginning of fiscal 2007 is computed as the average over the trailing five quarters. Rent expense associated with the vehicles prior to the conversion to capital leases is included in the rent for purposes of calculating return on invested capital.

Reconciliation of Non-GAAP Financial Measure: Adjusted Debt to EBITDAR

The following table reconciles the ratio of adjusted debt to EBITDAR. Adjusted debt to EBITDAR is calculated as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. The adjusted debt to EBITDAR ratios are presented in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except ratios)	2010	2009	2008[1]	2007	2006
Net income	$ 738,311	$ 657,049	$ 641,606	$ 595,672	$ 569,275
Add: Interest expense	158,909	142,316	116,745	119,116	107,889
Income tax expense	422,194	376,697	365,783	340,478	332,761
EBIT	1,319,414	1,176,062	1,124,134	1,055,266	1,009,925
Add: Depreciation expense	192,084	180,433	169,509	159,411	139,465
Rent expense	195,632	181,308	165,121	152,523	143,888
Option expense	19,120	19,135	18,388	18,462	17,370
EBITDAR	$1,726,250	$1,556,938	$1,477,152	$1,385,662	$1,310,648
Debt	$2,908,486	$2,726,900	$2,250,000	$1,935,618	$1,857,157
Capital lease obligations	88,280	54,764	64,061	55,088	—
Rent x 6	1,173,792	1,087,848	990,726	915,138	863,328
Adjusted debt	$4,170,558	$3,869,512	$3,304,787	$2,905,844	$2,720,485
Adjusted debt to EDITDAR	2.4	2.5	2.2	2.1	2.1

(1) The fiscal year ended August 30, 2008 consisted of 53 weeks.

Reconciliation of Non-GAAP Financial Measure: Fiscal 2008 Results Excluding Impact of 53rd Week

The following table summarizes the favorable impact of the additional week included in the 53-week fiscal year ended August 30, 2008:

(in thousands, except per share data and percentages)	Fiscal 2008 Results of Operations	Percent of Revenue	Results of Operations for 53rd Week	Fiscal 2008 Results of Operations Excluding 53rd Week	Percent of Revenue
Net sales	$6,522,706	100.0%	$(125,894)	$6,396,812	100.0%
Cost of sales	3,254,645	49.9%	(62,700)	3,191,945	49.9%
Gross profit	3,268,061	50.1%	(63,194)	3,204,867	50.1%
Operating expenses	2,143,927	32.9%	(36,087)	2,107,840	32.9%
Operating profit	1,124,134	17.2%	(27,107)	1,097,027	17.2%
Interest expense, net	116,745	1.8%	(2,340)	114,405	1.8%
Income before income taxes	1,007,389	15.4%	(24,767)	982,622	15.4%
Income taxes	365,783	5.6%	(8,967)	356,816	5.6%
Net income	$ 641,606	9.8%	$ (15,800)	$ 625,806	9.8%
Diluted earnings per share	$ 10.04		$ (0.24)	$ 9.80	

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-13, *Revenue Arrangements with Multiple Deliverables*, which amends Accounting Standards Codification ("ASC") Topic 605 (formerly Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*). This ASU addresses the accounting for multiple-deliverable revenue arrangements to enable vendors to account for deliverables separately rather than as a combined unit. This ASU will be effective prospectively for revenue arrangements entered into commencing with our first fiscal quarter beginning August 29, 2010. We do not expect the provisions of ASU 2009-13 to have a material effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the Notes to Consolidated Financial Statements, we describe our significant accounting policies used in preparing the consolidated financial statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified the critical accounting policies for the areas that are materially impacted by estimates and assumptions and have discussed such policies with the Audit Committee of our Board of Directors. The following items in our consolidated financial statements represent our critical accounting policies that require significant estimation or judgment by management:

Inventory Reserves and Cost of Sales

LIFO

We state our inventories at the lower of cost or market using the last-in, first-out ("LIFO") method for domestic merchandise and the first-in, first out ("FIFO") method for Mexico inventories. Due to price deflation on our merchandise purchases, our domestic inventory balances are effectively maintained under the FIFO method. We do not write up inventory for favorable LIFO adjustments, and due to price deflation, LIFO costs of our domestic inventories exceed replacement costs by $247.3 million at August 28, 2010, calculated using the dollar value method.

Inventory Obsolescence and Shrinkage

Our inventory, primarily hard parts, maintenance items, accessories and non-automotive products, is used on vehicles that have rather long lives; and therefore, the risk of obsolescence is minimal and the majority of excess inventory has historically been returned to our vendors for credit. In the isolated instances where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded costs, we record a charge (less than $20 million in each of the last three years) through cost of sales for the difference. These charges are based on management's judgment, including estimates and assumptions regarding marketability of products and the market value of inventory to be sold in future periods.

Historically, we have not encountered material exposure to inventory obsolescence or excess inventory, nor have we experienced material changes to our estimates. However, we may be exposed to material losses should our vendors alter their policy with regard to accepting excess inventory returns.

Additionally, we reduce inventory for projected losses related to shrinkage, which is estimated based on historical losses and current inventory loss trends resulting from previous physical inventories. Shrinkage may occur due to theft, loss or inaccurate records for the receipt of goods, among other things. Throughout the year, we take physical inventory counts of our stores and distribution centers to verify these estimates. We make assumptions regarding upcoming physical inventory counts that may differ from actual results. Over the last three years, there has been less than a 25 basis point fluctuation in our shrinkage rate.

Each quarter, we evaluate the accrued shrinkage in light of the actual shrink results. To the extent our actual physical inventory count results differ from our estimates, we may experience material adjustments to our financial statements. Historically, we have not experienced material adjustments to our shrinkage estimates and do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use.

A 10% difference in our inventory reserves as of August 28, 2010, would have affected net income by approximately $5 million in fiscal 2010.

Vendor Allowances

We receive various payments and allowances from our vendors through a variety of programs and arrangements, including allowances for warranties, advertising and general promotion of vendor products. Vendor allowances are treated as a reduction of inventory, unless they are provided as a reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Approximately 85% of the vendor funds received are recorded as a reduction of the cost of inventories and recognized as a reduction to cost of sales as these inventories are sold.

Based on our vendor agreements, a significant portion of vendor funding we receive is based on our inventory purchases. Therefore, we record receivables for funding earned but not yet received as we purchase inventory. During the year, we regularly review the receivables from vendors to ensure vendors are able to meet their obligations. We generally have not recorded a reserve against these receivables as we have legal right of offset with our vendors for payments owed them. Historically, we have had minimal write-offs (less than $100 thousand in any of the last three years).

Self-Insurance
We retain a significant portion of the risks associated with workers' compensation, employee health, general and products liability, property and vehicle insurance losses; and we obtain third party insurance to limit the exposure related to certain of these risks. Our self-insurance reserve estimates totaled $156 million, $158 million, and $145 million as of the end of fiscal years 2010, 2009, and 2008, respectively. These changes are primarily reflective of our growing operations, including inflation, increases in vehicles and the number of hours worked, as well as our historical claims experience and changes in our discount rate.

10-K

The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and actuarial methods, to estimate the cost to settle reported claims, and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends, and projected inflation of related factors. In recent history, we have experienced improvements in frequency and duration of claims; however, medical and wage inflation have partially offset these trends. Throughout this time, our methods for determining our exposure have remained consistent, and these trends have been appropriately factored into our reserve estimates.

Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be overstated or understated. For instance, a 10% change in our self-insurance liability would have affected net income by approximately $10 million for fiscal 2010.

As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly. In recent years, we have experienced favorable claims development, particularly related to workers' compensation, and have adjusted our estimates as necessary. We attribute this success to programs, such as return to work and projects aimed at accelerating claims closure. The programs have matured and proven to be successful and are therefore considered in our current and future assumptions regarding claims costs.

Our liabilities for workers' compensation, certain general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of the obligations we determine to be long-term using the risk-free interest rate as of the balance sheet date. If the discount rate used to calculate the present value of these reserves changed by 50 basis points, net income would have changed approximately $2 million for fiscal 2010. Our liability for health benefits is classified as current, as the historical average duration of claims is approximately six weeks.

Income Taxes
Our income tax returns are audited by state, federal and foreign tax authorities, and we are typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which we operate. The

contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and prior experience with similar tax positions. We regularly review our tax reserves for these items and assess the adequacy of the amount we have recorded. As of August 28, 2010, we had approximately $46.5 million reserved for uncertain tax positions.

We evaluate potential exposures associated with our various tax filings in accordance with ASC Topic 740 (formerly Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We believe our estimates to be reasonable and have not experienced material adjustments to our reserves in the previous three years; however, actual results could differ from our estimates and we may be exposed to gains or losses that could be material. Specifically, management has used judgment and made assumptions to estimate the likely outcome of uncertain tax positions. Additionally, to the extent we prevail in matters for which a liability has been established, or must pay in excess of recognized reserves, our effective tax rate in any particular period could be materially affected.

Pension Obligation

Prior to January 1, 2003, substantially all full-time employees were covered by a qualified defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, our supplemental, unqualified defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by the use of two key assumptions in the calculation of these balances:

Expected long-term rate of return on plan assets: We have assumed an 8% long-term rate of return on our plan assets. This estimate is a judgmental matter in which management considers the composition of our asset portfolio, our historical long-term investment performance and current market conditions. We review the expected long-term rate of return on an annual basis, and revise it accordingly. Additionally, we monitor the mix of investments in our portfolio to ensure alignment with our long-term strategy to manage pension cost and reduce volatility in our assets. At August 28, 2010, our plan assets totaled $117 million in our qualified plan. Our assets are generally valued using the net asset values, which are determined by valuing investments at the closing price or last trade reported on the major market on which the individual securities are traded. We have no assets in our nonqualified plan. A 50 basis point change in our expected long term rate of return would impact annual pension expense/income by approximately $600 thousand for the qualified plan.

Discount rate used to determine benefit obligations: This rate is highly sensitive and is adjusted annually based on the interest rate for long-term, high-quality, corporate bonds as of the measurement date using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year. For fiscal 2010, we assumed a discount rate of 5.25%. A decrease in the discount rate increases our projected benefit obligation and pension expense. A 50 basis point change in the discount rate at August 28, 2010 would impact annual pension expense/income by approximately $2.2 million for the qualified plan and $40 thousand for the nonqualified plan.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various financial instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by our Board of Directors. Further, we do not buy or sell financial instruments for trading purposes.

Interest Rate Risk
Our financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

We have historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments as a component of either other current assets or accrued expenses and other. Our interest rate hedge instruments are designated as cash flow hedges.

Unrealized gains and losses on interest rate hedges are deferred in stockholders' deficit as a component of accumulated other comprehensive loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in earnings.

At August 28, 2010, we held forward starting interest rate swaps with a total notional amount of $300 million. These agreements, which expire in November of 2010, are used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates relating to anticipated debt transactions. It is expected that upon settlement of the agreements, the realized gain or loss will be deferred in accumulated other comprehensive loss and reclassified to interest expense over the life of the underlying debt. During fiscal 2009, we terminated an interest rate swap related to a $300 million term loan that was prepaid. As a result, at August 29, 2009, we had no outstanding interest rate swaps.

10-K

The fair value of our debt was estimated at $3.182 billion as of August 28, 2010, and $2.853 billion as of August 29, 2009, based on the quoted market prices for the same or similar debt issues or on the current rates available to us for debt having the same remaining maturities. Such fair value is greater than the carrying value of debt by $273.5 million and $126.5 million at August 28, 2010 and August 29, 2009, respectively. We had $459.2 million of variable rate debt outstanding at August 28, 2010, and $277.6 million of variable rate debt outstanding at August 29, 2009. In fiscal 2010, at this borrowing level for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of $4.6 million. The primary interest rate exposure on variable rate debt is based on LIBOR. We had outstanding fixed rate debt of $2.449 billion at August 28, 2010, and August 29, 2009. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by $94.2 million at August 28, 2010.

Fuel Price Risk
Fuel swap contracts that we utilize have not previously been designated as hedging instruments and thus do not qualify for hedge accounting treatment, although the instruments were executed to economically hedge a portion of our diesel and unleaded fuel exposure. We did not enter into any fuel swap contracts during the 2010 fiscal year. During fiscal year 2009, we entered into fuel swaps to economically hedge a portion of our unleaded fuel exposure. As of August 29, 2009, we had an outstanding liability of less than one hundred thousand dollars associated with our unleaded fuel swap which had no significant impact on our results of operations.

Foreign Currency Risk
Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. To minimize our risk, we generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material.

Our primary foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars. We generally view our investments in the Mexican subsidiaries as long-term. As a result, we generally do not hedge these net investments. The net investment in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $254.6 million at August 28, 2010 and $215.4 million at August, 29, 2009. The potential loss in value of our net investment in the Mexican subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at August 28, 2010 and August 29, 2009, amounted to $23.1 million and $19.6 million, respectively. Any changes in our net investment in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the foreign currency translation component of accumulated other comprehensive loss, unless the Mexican subsidiaries are sold or otherwise disposed.

During fiscal 2010, exchange rates with respect to the Mexican peso increased by approximately 1.4% with respect to the U.S. dollar. Exchange rates with respect to the Mexican peso decreased by approximately 30% with respect to the U.S. dollar during fiscal 2009.

Item 8. Financial Statements and Supplementary Data

Index

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team, which is comprised of both Deloitte & Touche LLP professionals and Company personnel. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 28, 2010, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 28, 2010.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal control over financial reporting. Ernst & Young LLP has issued its report concurring with management's assessment, which is included in this Annual Report on Form 10-K.

Certifications

Compliance with NYSE Corporate Governance Listing Standards
On January 4, 2010, the Company submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Rule 13a-14(a) Certifications of Principal Executive Officer and Principal Financial Officer
The Company has filed, as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 28, 2010, the certifications of its Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2004.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 28, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). AutoZone, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on AutoZone, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AutoZone, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 28, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AutoZone, Inc. as of August 28, 2010 and August 29, 2009 and the related consolidated statements of income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended August 28, 2010 of AutoZone, Inc. and our report dated October 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 28, 2010 and August 29, 2009 and the related consolidated statements of income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended August 28, 2010. These financial statements are the responsibility of AutoZone, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 28, 2010 and August 29, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 28, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AutoZone, Inc.'s internal control over financial reporting as of August 28, 2010, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 25, 2010

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 28, 2010 (52 weeks)	August 29, 2009 (52 weeks)	August 30, 2008 (53 weeks)
Net sales	$7,362,618	$6,816,824	$6,522,706
Cost of sales, including warehouse and delivery expenses	3,650,874	3,400,375	3,254,645
Gross profit	3,711,744	3,416,449	3,268,061
Operating, selling, general and administrative expenses	2,392,330	2,240,387	2,143,927
Operating profit	1,319,414	1,176,062	1,124,134
Interest expense, net	158,909	142,316	116,745
Income before income taxes	1,160,505	1,033,746	1,007,389
Income tax expense	422,194	376,697	365,783
Net income	$ 738,311	$ 657,049	$ 641,606
Weighted average shares for basic earnings per share	48,488	55,282	63,295
Effect of dilutive stock equivalents	816	710	580
Adjusted weighted average shares for diluted earnings per share	49,304	55,992	63,875
Basic earnings per share	$ 15.23	$ 11.89	$ 10.14
Diluted earnings per share	$ 14.97	$ 11.73	$ 10.04

See Notes to Consolidated Financial Statements.

10-K

Consolidated Balance Sheets

(in thousands)	August 28, 2010	August 29, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 98,280	$ 92,706
Accounts receivable	125,802	126,514
Merchandise inventories	2,304,579	2,207,497
Other current assets	83,160	135,013
Total current assets	2,611,821	2,561,730
Property and equipment:		
Land	690,098	656,516
Buildings and improvements	2,013,301	1,900,610
Equipment	923,595	887,521
Leasehold improvements	247,748	219,606
Construction in progress	192,519	145,161
	4,067,261	3,809,414
Less: Accumulated depreciation and amortization	1,547,315	1,455,057
	2,519,946	2,354,357
Goodwill	302,645	302,645
Deferred income taxes	46,223	59,067
Other long-term assets	90,959	40,606
	439,827	402,318
	$5,571,594	$ 5,318,405
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$2,433,050	$ 2,118,746
Accrued expenses and other	432,368	381,271
Income taxes payable	25,385	35,145
Deferred income taxes	146,971	171,590
Short-term borrowings	26,186	—
Total current liabilities	3,063,960	2,706,752
Long-term debt	2,882,300	2,726,900
Other long-term liabilities	364,099	317,827
Commitments and contingencies	—	—
Stockholders' deficit:		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 50,061 shares issued and 45,107 shares outstanding in 2010 and 57,881 shares issued and 50,801 shares outstanding in 2009	501	579
Additional paid-in capital	557,955	549,326
Retained (deficit) earnings	(245,344)	136,935
Accumulated other comprehensive loss	(106,468)	(92,035)
Treasury stock, at cost	(945,409)	(1,027,879)
Total stockholders' deficit	(738,765)	(433,074)
	$5,571,594	$ 5,318,405

See Notes to Consolidated Financial Statements.

10-K

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 28, 2010 (52 weeks)	August 29, 2008 (52 weeks)	August 30, 2009 (53 weeks)
Cash flows from operating activities:			
Net income	$ 738,311	$ 657,049	$ 641,606
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	192,084	180,433	169,509
Amortization of debt origination fees	6,495	3,644	1,837
Income tax benefit from exercise of stock options	(22,251)	(8,407)	(10,142)
Deferred income taxes	(9,023)	46,318	67,474
Share-based compensation expense	19,120	19,135	18,388
Changes in operating assets and liabilities:			
Accounts receivable	782	(56,823)	(11,145)
Merchandise inventories	(96,077)	(76,337)	(137,841)
Accounts payable and accrued expenses	349,122	137,158	175,733
Income taxes payable	12,474	32,264	(3,861)
Other, net	5,215	(10,626)	9,542
Net cash provided by operating activities	1,196,252	923,808	921,100
Cash flows from investing activities:			
Capital expenditures	(315,400)	(272,247)	(243,594)
Purchase of marketable securities	(56,156)	(48,444)	(54,282)
Proceeds from sale of marketable securities	52,620	46,306	50,712
Disposal of capital assets	11,489	10,663	4,014
Net cash used in investing activities	(307,447)	(263,722)	(243,150)
Cash flows from financing activities:			
Net proceeds from (repayments of) commercial paper	155,400	277,600	(206,700)
Proceeds from issuance of debt	26,186	500,000	750,000
Repayment of debt	—	(300,700)	(229,827)
Net proceeds from sale of common stock	52,922	39,855	27,065
Purchase of treasury stock	(1,123,655)	(1,300,002)	(849,196)
Income tax benefit from exercise of stock options	22,251	8,407	10,142
Payments of capital lease obligations	(16,597)	(17,040)	(15,880)
Other	—	(15,016)	(8,286)
Net cash used in financing activities	(883,493)	(806,896)	(522,682)
Effect of exchange rate changes on cash	262	(2,945)	539
Net increase (decrease) in cash and cash equivalents	5,574	(149,755)	155,807
Cash and cash equivalents at beginning of year	92,706	242,461	86,654
Cash and cash equivalents at end of year	$ 98,280	$ 92,706	$ 242,461
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 150,745	$ 132,905	$ 107,477
Income taxes paid	$ 420,575	$ 299,021	$ 313,875
Assets acquired through capital lease	$ 75,881	$ 16,880	$ 61,572

See Notes to Consolidated Financial Statements.

10-K

Consolidated Statements of Stockholders' (Deficit) Equity

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 25, 2007	71,250	$713	$545,404	$ 546,049	$ (9,550)	$ (679,416)	$ 403,200
Net income				641,606			641,606
Pension liability adjustments, net of taxes of ($1,145)					(1,817)		(1,817)
Foreign currency translation adjustment					13,965		13,965
Unrealized gain adjustment on marketable securities, net of taxes of $142					263		263
Net losses on outstanding derivatives, net of taxes of ($3,715)					(6,398)		(6,398)
Reclassification of net gain on derivatives into earnings					(598)		(598)
Comprehensive income							647,021
Cumulative effect of adopting ASC Topic 740				(26,933)			(26,933)
Purchase of 6,802 shares of treasury stock						(849,196)	(849,196)
Retirement of treasury stock	(8,100)	(81)	(63,990)	(954,623)		1,018,694	—
Sale of common stock under stock option and stock purchase plans	450	4	27,061				27,065
Share-based compensation expense			18,388				18,388
Income tax benefit from exercise of stock options			10,142				10,142
Balance at August 30, 2008	63,600	636	537,005	206,099	(4,135)	(509,918)	229,687
Net income				657,049			657,049
Pension liability adjustments, net of taxes of ($29,481)					(46,956)		(46,956)
Foreign currency translation adjustment					(43,655)		(43,655)
Unrealized gain adjustment on marketable securities net of taxes of $306					568		568
Reclassification of net loss on termination of swap into earnings, net of taxes of $1,601					2,744		2,744
Reclassification of net gain on derivatives into earnings					(612)		(612)
Comprehensive income							569,138
Cumulative effect of adopting ASC Topic 715 measurement date, net of taxes of $198				300	11		311
Purchase of 9,313 shares of treasury stock						(1,300,002)	(1,300,002)
Issuance of 3 shares of common stock						395	395
Retirement of treasury shares	(6,223)	(62)	(55,071)	(726,513)		781,646	—
Sale of common stock under stock option and stock purchase plans	504	5	39,850				39,855
Share-based compensation expense			19,135				19,135
Income tax benefit from exercise of stock options			8,407				8,407
Balance at August 29, 2009	57,881	579	549,326	136,935	(92,035)	(1,027,879)	(433,074)
Net income				738,311			738,311
Pension liability adjustments, net of taxes of ($5,504)					(8,133)		(8,133)
Foreign currency translation adjustment					705		705
Unrealized loss adjustment on marketable securities, net of taxes of ($56)					(104)		(104)
Net losses on outstanding derivatives, net of taxes of ($3,700)					(6,278)		(6,278)
Reclassification of net gain on derivatives into earnings					(612)		(612)
Comprehensive income							723,889
Purchase of 6,376 shares of treasury stock						(1,123,655)	(1,123,655)
Retirement of treasury shares	(8,504)	(85)	(85,657)	(1,120,289)		1,206,031	—
Sale of common stock under stock options and stock purchase plan	684	7	52,915				52,922
Share-based compensation expense			19,120				19,120
Income tax benefit from exercise of stock options			22,251				22,251
Other				(301)	(11)	94	(218)
Balance at August 28, 2010	50,061	$501	$557,955	$ (245,344)	$(106,468)	$ (945,409)	$ (738,765)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") is principally a retailer and distributor of automotive parts and accessories. At the end of fiscal 2010, the Company operated 4,389 domestic stores in the United States ("U.S.") and Puerto Rico, and 238 stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In 2,424 of the domestic stores and 173 of the Mexico stores at the end of fiscal 2010, the Company had a commercial sales program that provides prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, and public sector accounts. The Company also sells the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, the Company sells automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com, and as part of our commercial sales program, through www.autozonepro.com.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Accordingly, fiscal 2010 represented 52 weeks ended on August 28, 2010, fiscal 2009 represented 52 weeks ended on August 29, 2009, and fiscal 2008 represented 53 weeks ended on August 30, 2008.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than 5 days. Credit and debit card receivables included within cash equivalents were $29.6 million at August 28, 2010 and $24.3 million at August 29, 2009.

Marketable Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities and classifies them as available-for-sale. The Company includes these securities within the other current assets and other long-term assets captions in the accompanying Consolidated Balance Sheets and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. A discussion of marketable securities is included in "Note E – Fair Value Measurements" and "Note F – Marketable Securities".

Accounts Receivable: Accounts receivable consists of receivables from commercial customers and vendors, and are presented net of an allowance for uncollectible accounts. AutoZone routinely grants credit to certain of its commercial customers. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of its sales. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations and the allowances for uncollectible accounts were $1.4 million at August 28, 2010, and $2.5 million at August 29, 2009.

Historically, certain receivables were sold to a third party at a discount for cash with limited recourse. At August 30, 2008, the Company had $55.4 million outstanding under this program. During the second quarter of fiscal 2009, AutoZone terminated its agreement to sell receivables to a third party.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out method for domestic inventories and the first-in, first out ("FIFO") method for Mexico inventories. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's domestic inventory balances are effectively maintained under the FIFO method. The Company's policy is not to write up inventory in excess of replacement cost. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $247.3 million at August 28, 2010, and $223.0 million at August 29, 2009.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under capital lease.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in the three years ended August 28, 2010.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. Goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 28, 2010. Goodwill was $302.6 million as of August 28, 2010, and August 29, 2009.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to "Note H – Derivative Financial Instruments" for additional disclosures regarding the Company's derivative instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying consolidated statements of cash flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt is recorded as an adjustment to interest expense and is therefore reflected as a component of operating cash flows.

Foreign Currency: The Company accounts for its Mexican operations using the Mexican peso as the functional currency and converts its financial statements from Mexican pesos to U.S. dollars. The cumulative loss on currency translation is recorded as a component of accumulated other comprehensive loss and approximated $44.7 million at August 28, 2010, and $45.5 million at August 29, 2009.

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and vehicle insurance. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on calculations that consider historical lag and claim development factors. The long-term portions of these liabilities are recorded at our estimate of their net present value.

Deferred Rent: The Company recognizes rent expense on a straight-line basis over the course of the lease term, which includes any reasonably assured renewal periods, beginning on the date the Company takes physical possession of the property (see "Note M – Leases"). Differences between this calculated expense and cash payments are recorded as a liability in accrued expenses and other and other long-term liabilities in the accompanying Consolidated Balance Sheets. Deferred rent approximated $67.6 million as of August 28, 2010, and $59.2 million as of August 29, 2009.

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note I – Financing," marketable securities is included in "Note F – Marketable Securities," and derivatives is included in "Note H – Derivative Financial Instruments."

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our effective tax rate is based on income by tax jurisdiction, statutory rates, and tax saving initiatives available to us in the various jurisdictions in which we operate.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company must determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as accrued expenses and other in the accompanying Consolidated Balance Sheets. The remaining portion of the income tax liabilities and accrued interest and penalties are presented as other long-term liabilities in the accompanying Consolidated Balance Sheets because payment of cash is not anticipated within one year of the balance sheet date.

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are reflected as accrued expenses and other until remitted to the taxing authorities.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer. Revenue from sales are presented net of allowances for estimated sales returns, which are based on historical return rates.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product. These monies are generally recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to selling, general and administrative expenses in the period in which the specific costs were incurred.

The Company expenses advertising costs as incurred. Advertising expense, net of vendor promotional funds, was $65.5 million in fiscal 2010, $72.1 million in fiscal 2009, and $86.2 million in fiscal 2008. Vendor promotional funds, which reduced advertising expense, amounted to $19.6 million in fiscal 2010, $9.7 million in fiscal 2009, and $2.9 in fiscal 2008.

Cost of Sales and Operating, Selling, General and Administrative Expenses: The following illustrates the primary costs classified in each major expense category:

Cost of Sales

- Total cost of merchandise sold, including:
  - Freight expenses associated with moving merchandise inventories from the Company's vendors to the distribution centers and to the retail stores
  - Vendor allowances that are not reimbursements for specific, incremental and identifiable costs
- Costs associated with operating the Company's supply chain, including payroll and benefit costs, warehouse occupancy costs, transportation costs and depreciation
- Inventory shrinkage

Operating, Selling, General and Administrative Expenses

- Payroll and benefit costs for store and store support employees;
- Occupancy costs of store and store support facilities;
- Depreciation related to retail and store support assets;
- Transportation costs associated with commercial deliveries;
- Advertising;
- Self insurance costs; and
- Other administrative costs, such as credit card transaction fees, supplies, and travel and lodging

Warranty Costs: The Company or the vendors supplying its products provides the Company's customers limited warranties on certain products that range from 30 days to lifetime. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses. For vendor allowances that are in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. Substantially all the costs the Company incurs to ship products to our stores are included in cost of sales.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding common shares adjusted for the effect of common stock equivalents, which are primarily stock options. There were no stock options excluded from the diluted earnings per share computation because they would have been anti-dilutive at August 28, 2010. There were approximately 30,000 shares excluded at August 29, 2009, and approximately 31,000 shares excluded at August 30, 2008.

Share-Based Payments: Share-based payments include stock option grants and certain other transactions under the Company's stock plans. The Company recognizes compensation expense for its share-based payments based on the fair value of the awards. See "Note B — Share-Based Payments" for further discussion.

Recent Accounting Pronouncements: In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-13, *Revenue Arrangements with Multiple Deliverables*, which amends Accounting Standards Codification ("ASC") Topic 605 (formerly Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*). This ASU addresses the accounting for multiple-deliverable revenue arrangements to enable vendors to account for deliverables separately rather than as a combined unit. This ASU will be effective prospectively for revenue arrangements entered into commencing with the Company's first fiscal quarter beginning August 29, 2010. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the consolidated financial statements.

Note B — Share-Based Payments

Total share-based compensation expense (a component of operating, selling, general and administrative expenses) was $19.1 million related to stock options and share purchase plans for fiscal 2010, $19.1 million for fiscal 2009, and $18.4 million for fiscal 2008. As of August 28, 2010, share-based compensation expense for unvested awards not yet recognized in earnings is $16.9 million and will be recognized over a weighted average period of 2.5 years. Tax deductions in excess of recognized compensation cost are classified as a financing cash inflow.

AutoZone grants options to purchase common stock to certain of its employees and directors under various plans at prices equal to the market value of the stock on the date of grant. Options have a term of 10 years or 10 years and one day from grant date. Director options generally vest three years from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date. Employees and directors generally have 30 days after the service relationship ends, or one year after death, to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

The following table presents the weighted average for key assumptions used in determining the fair value of options granted and the related share-based compensation expense:

	Year Ended		
	August 28, 2010	**August 29, 2009**	**August 30, 2008**
Expected price volatility	31%	28%	24%
Risk-free interest rates	1.8%	2.4%	4.1%
Weighted average expected lives in years	4.3	4.1	4.0
Forfeiture rate	10%	10%	10%
Dividend yield	0%	0%	0%

The following methodologies were applied in developing the assumptions used in determining the fair value of options granted:

Expected price volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. We calculate daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate — This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected lives — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years or ten years and one day. An increase in the expected life will increase compensation expense.

Forfeiture rate — This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience at the time of valuation and reduces expense ratably over the vesting period. An increase in the forfeiture rate will decrease compensation expense. This estimate is evaluated periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Dividend yield — The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The weighted average grant date fair value of options granted was $40.75 during fiscal 2010, $34.06 during fiscal 2009, and $30.28 during fiscal 2008. The intrinsic value of options exercised was $65 million in fiscal 2010, $29 million in fiscal 2009, and $29 million in fiscal 2008. The total fair value of options vested was $21 million in fiscal 2010, $16 million in fiscal 2009 and $18 million in fiscal 2008.

The Company generally issues new shares when options are exercised. The following table summarizes information about stock option activity for the year ended August 28, 2010:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding — August 29, 2009	3,095,352	$ 98.73		
Granted	496,580	143.49		
Exercised	(683,548)	79.08		
Canceled	(34,178)	116.49		
Outstanding — August 28, 2010	2,874,206	110.93	6.48	$298,115
Exercisable	1,509,720	94.12	5.08	181,970
Expected to vest	1,228,037	129.53	8.03	104,531
Available for future grants	3,194,942			

Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of their director fees immediately in cash, and the remainder of the fees must be taken in common stock. The director may elect to receive up to 100% of the fees in stock or defer all or part of the fees in units ("Director Units") with value equivalent to the value of shares of common stock as of the grant date. At August 28, 2010, the Company has $4.1 million accrued related to 19,228 Director Units issued under the current and prior plans with 76,415 shares of common stock reserved for future issuance under the current plan. At August 29, 2009, the Company has $2.6 million accrued related to 17,506 Director Units issued under the current and prior plans.

Under the AutoZone, Inc. 2003 Director Stock Option Plan (the "Director Stock Option Plan"), each non-employee director receives an option grant on January 1 of each year, and each new non-employee director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. Under the Director Compensation Program, each non-employee director may choose between two pay options, and the number of stock options a director receives under the Director Stock Option Plan depends on which pay option the director chooses. Directors who elect to be paid only the base retainer receive, on January 1 during their first two years of services as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, such directors receive, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owns common stock or Director Units worth at least five times the base retainer receive an additional option to purchase 1,500 shares. Directors electing to be paid a supplemental retainer in addition to the base retainer receive, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors receive an option to purchase 500 shares of common stock, and each such director who owns common stock or Director Units worth at least five times the base retainer receive an additional option to purchase 1,500 shares. These stock option grants are made at the fair market value as of the grant date. At August 28, 2010, there are 137,016 outstanding options with 210,484 shares of common stock reserved for future issuance under this plan.

The Company recognized $1.0 million in expense related to the discount on the selling of shares to employees and executives under various share purchase plans in fiscal 2010, $0.9 million in fiscal 2009 and $0.7 million in fiscal 2008. The employee stock purchase plan, which is qualified under Section 423 of the Internal Revenue Code, permits all eligible employees to purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 26,620 shares were sold to employees in fiscal 2010, 29,147 shares were sold to employees in fiscal 2009, and 36,147 shares were sold to employees in fiscal 2008. The Company repurchased 30,617 shares at fair value in fiscal 2010, 37,190 shares at fair value in fiscal 2009, and 39,235 shares at fair value in fiscal 2008 from employees electing to sell their stock. Issuances of shares under the employee stock purchase plans are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note K — Stock Repurchase Program." At August 28, 2010, 293,983 shares of common stock were reserved for future issuance under this plan. Once executives have reached the maximum under the employee stock purchase plan, the Amended and Restated Executive Stock Purchase Plan permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases under this plan were 1,483 shares in fiscal 2010, 1,705 shares in fiscal 2009, and 1,793 shares in fiscal 2008. At August 28, 2010, 258,056 shares of common stock were reserved for future issuance under this plan.

Note C — Accrued Expenses and Other

Accrued expenses and other consisted of the following:

(in thousands)	August 28, 2010	August 29, 2009
Medical and casualty insurance claims (current portion)	$ 60,955	$ 65,024
Accrued compensation, related payroll taxes and benefits	134,830	121,192
Property, sales, and other taxes	102,364	92,065
Accrued interest	31,091	32,448
Accrued gift cards	22,013	16,337
Accrued sales and warranty returns	14,679	12,432
Capital lease obligations	21,947	16,735
Other	44,489	25,038
	$432,368	$381,271

The Company retains a significant portion of the insurance risks associated with workers' compensation, employee health, general, products liability, property and vehicle insurance. A portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The limits are per claim and are $1.5 million for workers' compensation and property, $0.5 million for employee health, and $1.0 million for general, products liability, and vehicle.

Note D — Income Taxes

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 28, 2010	Year Ended August 29, 2009	Year Ended August 30, 2008
Current:			
Federal	$397,062	$303,929	$285,516
State	34,155	26,450	20,516
	431,217	330,379	306,032
Deferred:			
Federal	(3,831)	46,809	51,997
State	(5,192)	(491)	7,754
	(9,023)	46,318	59,751
Income tax expense	$422,194	$376,697	$365,783

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

(in thousands)	Year Ended August 28, 2010	Year Ended August 29, 2009	Year Ended August 30, 2008
Federal tax at statutory U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net	1.6%	1.6%	1.8%
Other	(0.2%)	(0.2%)	(0.5%)
Effective tax rate	36.4%	36.4%	36.3%

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 28, 2010	August 29, 2009
Deferred tax assets:		
Domestic net operating loss and credit carryforwards	$ 25,781	$ 23,119
Foreign net operating loss and credit carryforwards	—	1,369
Insurance reserves	20,400	14,769
Accrued benefits	50,991	32,976
Pension	34,965	26,273
Other	34,764	35,836
Total deferred tax assets	166,901	134,342
Less: Valuation allowances	(7,085)	(7,116)
	159,816	127,226
Deferred tax liabilities:		
Property and equipment	(35,714)	(36,472)
Inventory	(205,000)	(192,715)
Other	(19,850)	(14,840)
	(260,564)	(244,027)
Net deferred tax liability	$(100,748)	$(116,801)

Deferred taxes are not provided for temporary differences of approximately $91.1 million at August 28, 2010, and $47.1 million of August 29, 2009, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis differences is not practicable.

At August 28, 2010, and August 29, 2009, the Company had deferred tax assets of $8.2 million and $8.4 million from federal tax operating losses ("NOLs") of $23.4 million and $24.0 million, and deferred tax assets of $1.6 million and $1.3 million from state tax NOLs of $35.5 million and $24.6 million, respectively. At August 28, 2010, the Company had no deferred tax assets from Non-U.S. NOLs. At August 29, 2009, the Company had deferred tax assets of $1.3 million from Non-U.S. NOLs of $3.3 million. The federal and state NOLs expire between fiscal 2011 and fiscal 2025. At August 28, 2010 and August 29, 2009, the Company had a valuation allowance of $6.8 million and $6.8 million, respectively, for certain federal and state NOLs resulting primarily from annual statutory usage limitations. At August 28, 2010 and August 29, 2009, the Company had deferred tax assets of $16.0 million and $13.5 million, respectively, for federal, state, and Non-U.S. income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2011 through fiscal 2030. At August 28, 2010 and August 29, 2009, the Company had a valuation allowance of $0.3 million and $0.3 million for credits subject to such expiration periods, respectively.

ASC Topic 740 (formerly FASB Statement No. 109, *Accounting for Income Taxes*, and FASB Interpretation No. 48, *Accounting for Uncertain Tax Positions — an Interpretation of FASB Statement No. 109*) prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. The adoption of portions of ASC Topic 740 resulted in a decrease to the beginning balance of retained earnings of $26.9 million during fiscal 2008. Including this cumulative effect amount, the liability recorded for total unrecognized tax benefits upon adoption at August 26, 2007, was $49.2 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	**August 28, 2010**	**August 29, 2009**
Beginning balance	$ 44,192	$40,759
Additions based on tax positions related to the current year	16,802	5,511
Additions for tax positions of prior years	2,125	9,567
Reductions for tax positions of prior years	(6,390)	(5,679)
Reductions due to settlements	(16,354)	(2,519)
Reductions due to statue of limitations	(1,821)	(3,447)
Ending balance	$ 38,554	$44,192

Included in the August 28, 2010, balance is $16.7 million of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate.

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had $7.9 million and $12.4 million accrued for the payment of interest and penalties associated with unrecognized tax benefits at August 28, 2010 and August 29, 2009, respectively.

The major jurisdictions where the Company files income tax returns are the U.S. and Mexico. With few exceptions, tax returns filed for tax years 2006 through 2009 remain open and subject to examination by the relevant tax authorities. The Company is typically engaged in various tax examinations at any given time, both by U.S. federal and state taxing jurisdictions and Mexican tax authorities. As of August 28, 2010, the Company estimates that the amount of unrecognized tax benefits could be reduced by approximately $23.1 million over the next twelve months as a result of tax audit closings, settlements, and the expiration of statutes to examine such returns in various jurisdictions. While the Company believes that it has adequately accrued for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

Note E — Fair Value Measurements

Effective August 31, 2008, the Company adopted ASC Topic 820 (formerly FASB Statement No. 157, *Fair Value Measurements)* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure requirements about fair value measurements. This standard defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring fair value by creating a hierarchy of valuation inputs used to measure fair value, and although it does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The hierarchy prioritizes the inputs into three broad levels:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs — inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs — unobservable inputs for the asset or liability.

The Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	August 28, 2010			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Fair Value**
Other current assets	$11,307	$ 4,996	$ —	$16,303
Other long-term assets	47,725	8,673	—	56,398
Accrued expenses and other	—	9,979	—	9,979
	$59,032	$23,648	$ —	$82,680

	August 29, 2009			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Fair Value**
Other current assets	$11,915	$ —	$ —	$11,915
Other long-term assets	58,123	—	—	58,123
	$70,038	$ —	$ —	$70,038

At August 28, 2010, the fair value measurement amounts for assets and liabilities recorded in the accompanying Consolidated Balance Sheet consisted of short-term marketable securities of $16.3 million, which are included within other current assets, long-term marketable securities of $56.4 million, which are included in other long-term assets, and cash flow hedging instruments of $10.0 million, which are included within accrued expenses and other. The Company's marketable securities are typically valued at the closing price in the principal active market as of the last business day of the quarter or through the use of other market inputs relating to the securities, including benchmark yields and reported trades. Reference "Note H — Derivative Financial Instruments" for further information on how the Company's cash flow hedges are valued.

The fair value of the Company's debt is disclosed in "Note I — Financing" and the fair value of the Company's pension plan assets are disclosed in "Note L — Pension and Savings Plans".

Note F — Marketable Securities

The Company's basis for determining the cost of a security sold is the "Specific Identification Model". Unrealized gains (losses) on marketable securities are recorded in accumulated other comprehensive loss. The Company's available-for-sale marketable securities consisted of the following:

	August 28, 2010			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$28,707	$ 490	$ (1)	$29,196
Government bonds	24,560	283	—	24,843
Mortgage-backed securities	8,603	192	—	8,795
Asset-backed securities and other	9,831	47	(11)	9,867
	$71,701	$1,012	$ (12)	$72,701

	August 29, 2009			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$28,302	$ 654	$ (5)	$28,951
Government bonds	18,199	283	—	18,482
Mortgage-backed securities	14,772	366	(119)	15,019
Asset-backed securities and other	7,589	207	(210)	7,586
	$68,862	$1,510	$ (334)	$70,038

The debt securities held at August 28, 2010, had effective maturities ranging from less than one year to approximately 3 years. The Company did not realize any material gains or losses on its marketable securities during fiscal 2010.

The Company holds two securities that are in an unrealized loss position of approximately $12 thousand at August 28, 2010. The Company has the intent and ability to hold these investments until recovery of fair value or maturity, and does not deem the investments to be impaired on an other than temporary basis. In evaluating whether the securities are deemed to be impaired on an other than temporary basis, the Company considers factors such as the duration and severity of the loss position, the credit worthiness of the investee, the term to maturity and our intent and ability to hold the investments until maturity or until recovery of fair value.

Note G — Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes certain adjustments to pension liabilities, foreign currency translation adjustments, certain activity for interest rate swaps that qualify as cash flow hedges and unrealized gains (losses) on available-for-sale securities.

Changes in accumulated other comprehensive loss consisted of the following:

(in thousands)	Pension Liability Adjustments, net of taxes	Foreign Currency Translation Adjustments	Unrealized Loss (Gain) on Marketable Securities, net of taxes	Net Loss (Gain) on Outstanding Derivatives, net of taxes	Reclassification of Net Gains on Derivatives into Earnings, net of taxes	Accumulated Other Comprehensive Loss
Balance at August 30, 2008	$ 4,270	$ 1,798	$(186)	$ 2,744	$(4,491)	$ 4,135
Fiscal 2009 activity	46,945	43,655	(568)	(2,744)	612	87,900
Balance at August 29, 2009	51,215	45,453	(754)	—	(3,879)	92,035
Fiscal 2010 activity	8,144	(705)	104	6,278	612	14,433
Balance at August 28, 2010	$59,359	$44,748	$(650)	$ 6,278	$(3,267)	$106,468

The fiscal 2009 pension adjustment of $46.9 million reflects actuarial losses not yet reflected in the periodic pension cost caused primarily by the significant losses on pension assets in fiscal 2009. The foreign currency translation adjustment of $43.7 million during fiscal 2009 was attributable to the weakening of the Mexican Peso against the US Dollar, which as of August 29, 2009, had decreased by approximately 30% when compared to August 30, 2008.

Note H — Derivative Financial Instruments

Cash Flow Hedges

The Company periodically uses derivatives to hedge exposures to interest rates. The Company does not hold or issue financial instruments for trading purposes. For transactions that meet the hedge accounting criteria, the Company formally designates and documents the instrument as a hedge at inception and quarterly thereafter assesses the hedges to ensure they are effective in offsetting changes in the cash flows of the underlying exposures. Derivatives are recorded in the Company's Consolidated Balance Sheet at fair value, determined using available market information or other appropriate valuation methodologies. In accordance with ASC Topic 815 (formerly FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* and FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*), the effective portion of a financial instrument's change in fair value is recorded in accumulated other comprehensive loss for derivatives that quality as cash flow hedges and any ineffective portion of an instrument's change in fair value is recognized in earnings.

At August 28, 2010, the Company held two forward starting swaps, each with a notional amount of $150 million. These agreements, which expire in November 2010, are cash flow hedges used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates relating to anticipated debt transactions. The fixed rates of the hedges are 3.15% and 3.13% and are benchmarked based on the 3-month London InterBank Offered Rate ("LIBOR"). It is expected that upon settlement of the agreements, the realized gain or loss will be deferred in accumulated other comprehensive loss and reclassified to interest expense over the life of the underlying debt.

At August 28, 2010, the Company had $6.3 million, net of tax, recorded in accumulated other comprehensive loss related to net unrealized losses associated with these derivatives. For the fiscal year ended August 28, 2010, the Company's forward starting swaps were determined to be highly effective, and no ineffective portion was recognized in earnings. The fair values of the interest rate hedge instruments at August 28, 2010 was a liability of $10.0 million recorded within the accrued expenses and other caption in the accompanying Consolidated Balance Sheet.

During 2009, the Company was party to an interest rate swap agreement related to its $300 million term floating rate loan, which bore interest based on the three month LIBOR and matured in December 2009. Under this agreement, which was accounted for as a cash flow hedge, the interest rate on the term loan was effectively fixed for its entire term at 4.4% and effectiveness was measured each reporting period. During August 2009, the Company elected to prepay, without penalty, the entire $300 million term loan. The outstanding liability associated with the interest rate swap totaled $3.6 million, and was immediately expensed in earnings upon termination. The Company recognized $5.9 million as increases to interest expense during 2009 related to payments associated with the interest rate swap agreement prior to its termination.

At August 28, 2010, the Company had $3.3 million recorded in accumulated other comprehensive loss related to net realized gains associated with terminated interest derivatives, which were designated as hedges. Net gains are amortized into earnings over the remaining life of the associated debt. For the fiscal years ended August 28, 2010, and August 29, 2009, the Company reclassified $612 thousand of net gains from accumulated other comprehensive loss to interest expense in each year.

Derivatives not designated as Hedging Instruments
The Company is dependent upon diesel fuel to operate its vehicles used in the Company's distribution network to deliver parts to its stores and unleaded fuel for delivery of parts from its stores to its commercial customers or other stores. Fuel is not a material component of the Company's operating costs; however, the Company attempts to secure fuel at the lowest possible cost and to reduce volatility in its operating costs. Because unleaded and diesel fuel include transportation costs and taxes, there are limited opportunities to hedge this exposure directly.

The Company had no fuel hedges during fiscal 2010. During fiscal year 2009, the Company used a derivative financial instrument based on the Reformulated Gasoline Blendstock for Oxygen Blending index to economically hedge the commodity cost associated with its unleaded fuel. The fuel swap did not qualify for hedge accounting treatment and was executed to economically hedge a portion of unleaded fuel purchases. The notional amount of the contract was 2.5 million gallons and terminated August 31, 2009. The loss on the fuel contract for fiscal 2009 was $2.3 million.

10-K

Note I — Financing

The Company's long-term debt consisted of the following:

(in thousands)	August 28, 2010	August 29, 2009
4.75% Senior Notes due November 2010, effective interest rate of 4.17%	$ 199,300	$ 199,300
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	300,000	300,000
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	200,000	200,000
6.5% Senior Notes due January 2014, effective interest rate of 6.63%	500,000	500,000
5.75% Senior Notes due January 2015, effective interest rate of 5.89%	500,000	500,000
5.5% Senior Notes due November 2015, effective interest rate of 4.86%	300,000	300,000
6.95% Senior Notes due June 2016, effective interest rate of 7.09%	200,000	200,000
7.125% Senior Notes due August 2018, effective interest rate of 7.28%	250,000	250,000
Commercial paper, weighted average interest rate of 0.4% at August 28, 2010, and 0.5% at August 29, 2009	433,000	277,600
	$2,882,300	$2,726,900

As of August 28, 2010, the commercial paper borrowings and the 4.75% Senior Notes due November 2010 mature in the next twelve months but are classified as long-term in the Company's Consolidated Balance Sheets, as the Company has the ability and intent to refinance them on a long-term basis. Specifically, excluding the effect of commercial paper borrowings, the Company had $792.4 million of availability under its $800 million revolving credit facility, expiring in July 2012 that would allow it to replace these short-term obligations with long-term financing.

In addition to the long-term debt discussed above, the Company had $26.2 million of short-term borrowings that are scheduled to mature in the next twelve months as of August 28, 2010. The short-term borrowings are unsecured, peso denominated borrowings and accrue interest at 5.69% as of August 28, 2010.

In July 2009, the Company terminated its $1.0 billion revolving credit facility, which was scheduled to expire in fiscal 2010, and replaced it with an $800 million revolving credit facility. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. This facility expires in July 2012, may be increased to $1.0 billion at AutoZone's election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases each fiscal year. After reducing the available balance by commercial paper borrowings and certain outstanding letters of credit, the Company had $331.1 million in available capacity under this facility at August 28, 2010. Under the revolving credit facility, the Company may borrow funds consisting of Eurodollar loans or base rate loans. Interest accrues on Eurodollar loans at a defined Eurodollar rate (defined as LIBOR) plus the applicable percentage, which could range from 150 basis points to 450 basis points, depending upon the senior unsecured (non-credit enhanced) long-term debt rating of the Company. Interest accrues on base rate loans at the prime rate. The Company also has the option to borrow funds under the terms of a swingline loan subfacility. The credit facility expires in 2012.

The revolving credit agreement requires that the Company's consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. The Company's consolidated interest coverage ratio as of August 28, 2010 was 4.27:1.

In June 2010, the Company entered into a letter of credit facility that allows the Company to request the participating bank to issue letters of credit on the Company's behalf up to an aggregate amount of $100 million. The letter of credit facility is in addition to the letters of credit that may be issued under the revolving credit facility. As of August 28, 2010, the Company has $100.0 million in letters of credit outstanding under the letter of credit facility, which expires in June 2013.

During August 2009, the Company elected to prepay, without penalty, a $300 million bank term loan entered in December 2004, and subsequently amended. The term loan facility provided for a term loan, which consisted of, at the Company's election, base rate loans, Eurodollar loans or a combination thereof. The entire unpaid principal amount of the term loan would be due and payable in full on December 23, 2009, when the facility was scheduled to terminate. Interest accrued on base rate loans at a base rate per annum equal to the higher of the prime rate or the Federal Funds Rate plus 1/2 of 1%. The Company entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. The outstanding liability associated with the interest rate swap totaled $3.6 million, and was expensed in operating, selling, general and administrative expenses upon termination of the hedge in fiscal 2009.

On July 2, 2009, the Company issued $500 million in 5.75% Senior Notes due 2015 under the Company's shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008 (the "Shelf Registration"). In addition, on August 4, 2008, the Company issued $500 million in 6.50% Senior Notes due 2014 and $250 million in 7.125% Senior Notes due 2018 under the Shelf Registration. The Shelf Registration allows the Company to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. In fiscal 2009, the Company used the proceeds from the issuance of debt to repay outstanding commercial paper indebtedness, to prepay our $300 million term loan in August 2009 and for general corporate purposes. Proceeds from the debt issuance in fiscal 2008 were used to repay outstanding commercial paper indebtedness and for general corporate purposes.

The 5.75% Senior Notes issued in July, 2009, and the 6.50% and 7.125% Senior Notes issued during August 2008 (collectively, the "Notes"), are subject to an interest rate adjustment if the debt ratings assigned to the Notes are downgraded. They also contain a provision that repayment of the Notes may be accelerated if AutoZone experiences a change in control (as defined in the agreements). The Company's borrowings under the Company's other senior notes arrangements contain minimal covenants, primarily restrictions on liens. Under the Company's revolving credit facility, covenants include limitations on total indebtedness, restrictions on liens, a minimum coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. All of the repayment obligations under the Company's borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

As of August 28, 2010, the Company was in compliance with all covenants related to its borrowing arrangements. All of the Company's debt is unsecured. Scheduled maturities of long-term debt are as follows:

(in thousands)	Scheduled Maturities
2011	$ 632,300
2012	—
2013	500,000
2014	500,000
2015	500,000
Thereafter	750,000
	$2,882,300

The fair value of the Company's debt was estimated at $3.182 billion as of August 28, 2010, and $2.853 billion as of August 29, 2009, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt by $273.5 million and $126.5 million at August 28, 2010 and August 29, 2009, respectively.

Note J — Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	August 28, 2010	August 29, 2009	August 30, 2008
Interest expense	$162,628	$147,504	$121,843
Interest income	(2,626)	(3,887)	(3,785)
Capitalized interest	(1,093)	(1,301)	(1,313)
	$158,909	$142,316	$116,745

Note K — Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was last amended on June 15, 2010 to increase the repurchase authorization to $8.9 billion from $8.4 billion. From January 1998 to August 28, 2010, the Company has repurchased a total of 121.7 million shares at an aggregate cost of $8.7 billion.

The following table summarizes our share repurchase activity for the following fiscal years:

	Year Ended		
(in thousands)	August 28, 2010	August 29, 2009	August 30, 2008
Amount	$1,123,655	$1,300,002	$849,196
Shares	6,376	9,313	6,802

On September 28, 2010, the Board of Directors voted to increase the authorization by $500 million to raise the cumulative share repurchase authorization from $8.9 billion to $9.4 billion. From August 29, 2010 to October 25, 2010, the Company repurchased approximately 800 thousand shares for $185.9 million.

Note L – Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

ASC Topic 715 (formerly SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*) requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. The Company adopted the recognition and disclosure provisions of ASC Topic 715 on August 25, 2007 and adopted the measurement provisions of the standard on August 31, 2008.

The Company has recognized the unfunded status of the defined pension plans in its Consolidated Balance Sheets, which represents the difference between the fair value of pension plan assets and the projected benefit obligations of its defined benefit pension plans. The net unrecognized actuarial losses and unrecognized prior service costs are recorded in accumulated other comprehensive loss. These amounts will be subsequently recognized as net periodic pension expense pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension expense in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension expense on the same basis as the amounts previously recognized in accumulated other comprehensive loss.

The Company's investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity and fixed income portfolios to earn a long-term investment return that meets the Company's pension plan obligations. The pension plan assets are invested primarily in listed securities, and the pension plans hold only a minimal investment in AutoZone common stock that is entirely at the discretion of third-party pension fund investment managers. The Company's largest holding classes, U.S. equities and fixed income bonds, are each invested with multiple managers, each holding diversified portfolios with complementary styles and holdings. Accordingly, the Company does not have any significant concentrations of risk in particular securities, issuers, sectors, industries or geographic regions. Alternative investment strategies, including private real estate, are in the process of being liquidated and constitute less than 10% of the pension plan assets. The Company's investment managers are prohibited from using derivatives for speculative purposes and are not permitted to use derivatives to leverage a portfolio.

Following is a description of the valuation methodologies used for investments measured at fair value:

U.S., international, emerging, and high yield equities – These investments are commingled funds and are valued using the net asset values, which are determined by valuing investments at the closing price or last trade reported on the major market on which the individual securities are traded. These investments are subject to annual audits.

Alternative investments – This category represents a hedge fund of funds made up of 17 different hedge fund managers diversified over 9 different hedge strategies. The fair value of the hedge fund of funds is determined using valuations provided by the third party administrator for each of the underlying funds.

Real estate – The valuation of these investments requires significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These investments are valued based upon recommendations of our investment manager incorporating factors such as contributions and distributions, market transactions, and market comparables.

Fixed income securities — The fair values of corporate, U.S. government securities and other fixed income securities are estimated by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

Cash and cash equivalents — These investments include cash equivalents valued using exchange rates provided by an industry pricing vendor and commingled funds valued using the net asset value. These investments also include cash.

The fair values of investments by level and asset category and the weighted-average asset allocations of the Company's pension plans at the measurement date are presented in the following table:

August 28, 2010

(in thousands)	Fair Value	Asset Allocation Actual	Asset Allocation Target	Fair Value Hierarchy Level 1	Level 2	Level 3
U.S. equities	$ 33,445	28.5%	35.0%	$ 33,445	$ —	$ —
International equities	24,049	20.5	25.0	24,049	—	—
Emerging equities	10,431	8.9	10.0	10,431	—	—
High yield equities	10,604	9.0	10.0	10,604	—	—
Alternative investments	4,348	3.7	—	—	—	4,348
Real estate	7,348	6.3	—	—	—	7,348
Fixed income securities	22,131	18.9	20.0	22,131	—	—
Cash and cash equivalents	4,887	4.2	—	4,887	—	—
	$117,243	100.0%	100.0%	$105,547	$ —	$11,696

August 29, 2009

(in thousands)	Fair Value	Asset Allocation Actual	Asset Allocation Target	Fair Value Hierarchy Level 1	Level 2	Level 3
U.S. equities	$ 20,321	17.6%	22.5%	$ 20,321	$ —	$ —
International equities	41,959	36.4	28.0	28,678	13,281	—
Emerging equities	6,765	5.9	6.0	6,765	—	—
High yield equities	—	—	—	—	—	—
Alternative investments	27,314	23.7	30.5	—	—	27,314
Real estate	9,457	8.2	11.0	—	—	9,457
Fixed income securities	—	—	—	—	—	—
Cash and cash equivalents	9,497	8.2	2.0	9,497	—	—
	$115,313	100.0%	100.0%	$ 65,261	$ 13,281	$36,771

The change in fair value of Level 3 assets that use significant unobservable inputs is presented in the following table:

(in thousands)	Level 3 Assets
Beginning balance — August 29, 2009	$ 36,771
Actual return on plan assets:	
Assets held at August 28, 2010	367
Assets sold during the year	1,446
Sales and settlements	(26,888)
Ending balance — August 28, 2010	$ 11,696

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets:

(in thousands)	August 28, 2010	August 29, 2009
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	$185,590	$156,674
Interest cost	11,315	10,647
Actuarial losses	18,986	23,637
Benefits paid	(4,355)	(5,368)
Benefit obligations at end of year	$211,536	$185,590
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$115,313	$160,898
Actual return on plan assets	6,273	(40,235)
Employer contributions	12	18
Benefits paid	(4,355)	(5,368)
Fair value of plan assets at end of year	$117,243	$115,313
Amount Recognized in the Statement of Financial Position:		
Current liabilities	$ (12)	$ (17)
Long-term liabilities	(94,281)	(70,260)
Net amount recognized	$ (94,293)	$ (70,277)
Amount Recognized in Accumulated Other Comprehensive Loss and not yet reflected in Net Periodic Benefit Cost:		
Net actuarial loss	$ (94,293)	$ (70,277)
Accumulated other comprehensive loss	$ (94,293)	$ (70,277)
Amount Recognized in Accumulated Other Comprehensive Loss and not yet reflected in Net Periodic Benefit Cost and expected to be amortized in next year's Net Periodic Benefit Cost:		
Net actuarial loss	$ (10,252)	$ (8,354)
Amount recognized	$ (10,252)	$ (8,354)

Net periodic benefit expense (income) consisted of the following:

	Year Ended		
(in thousands)	August 28, 2010	August 29, 2009	August 30, 2008
Interest cost	$11,315	$ 10,647	$ 9,962
Expected return on plan assets	(9,045)	(12,683)	(13,036)
Amortization of prior service cost	—	60	99
Recognized net actuarial losses	8,135	73	97
Net periodic benefit expense (income)	$10,405	$ (1,903)	$ (2,878)

The actuarial assumptions used in determining the projected benefit obligation include the following:

	Year Ended		
	August 28, 2010	August 29, 2009	August 30, 2008
Weighted average discount rate	5.25%	6.24%	6.90%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%

As the plan benefits are frozen, increases in future compensation levels no longer impact the calculation and there is no service cost. The discount rate is determined as of the measurement date and is based on the calculated yield of a portfolio of high-grade corporate bonds with cash flows that generally match the Company's expected benefit payments in future years. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the capital markets, updated for current conditions.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company contributed approximately $12 thousand to the plans in fiscal 2010, $18 thousand to the plans in fiscal 2009 and $1.3 million to the plans in fiscal 2008. The Company expects to contribute approximately $3 million to the plan in fiscal 2011; however, a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following fiscal years. Actual benefit payments may vary significantly from the following estimates:

(in thousands)	**Benefit Payments**
2011	$ 5,907
2012	6,581
2013	7,281
2014	7,910
2015	8,544
2016 — 2020	52,047

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option up to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $11.7 million in fiscal 2010, $11.0 million in fiscal 2009 and $10.8 million in fiscal 2008.

Note M — Leases

The Company leases some of its retail stores, distribution centers, facilities, land and equipment, including vehicles. Most of these leases are operating leases and include renewal options, at the Company's election, and some include options to purchase and provisions for percentage rent based on sales. Rental expense was $195.6 million in fiscal 2010, $181.3 million in fiscal 2009, and $165.1 million in fiscal 2008. Percentage rentals were insignificant.

The Company has a fleet of vehicles used for delivery to its commercial customers and travel for members of field management. The majority of these vehicles are held under capital lease. At August 28, 2010, the Company had capital lease assets of $85.8 million, net of accumulated amortization of $20.4 million, and capital lease obligations of $88.3 million, of which $21.9 million is classified as accrued expenses and other as it represents the current portion of these obligations. At August 29, 2009, the Company had capital lease assets of $53.9 million, net of accumulated amortization of $25.4 million, and capital lease obligations of $54.8 million, of which $16.7 million was classified as accrued expenses and other.

The Company records rent for all operating leases on a straight-line basis over the lease term, including any reasonably assured renewal periods and the period of time prior to the lease term that the Company is in possession of the leased space for the purpose of installing leasehold improvements. Differences between recorded rent expense and cash payments are recorded as a liability in accrued expenses and other and other long-term liabilities in the accompanying Consolidated Balance Sheets. The deferred rent approximated $67.6 million on August 28, 2010, and $59.5 million on August 29, 2009.

Future minimum annual rental commitments under non-cancelable operating leases and capital leases were as follows at the end of fiscal 2010:

(in thousands)	Operating Leases	Capital Leases
2011	$ 196,291	$21,947
2012	187,085	24,013
2013	170,858	20,819
2014	151,287	16,971
2015	133,549	8,995
Thereafter	900,977	—
Total minimum payments required	$1,740,047	92,745
Less: Interest		(4,465)
Present value of minimum capital lease payments		$88,280

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 28, 2010 of $20.5 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note N — Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $15.8 million at August 28, 2010.

The Company had $107.6 million in outstanding standby letters of credit and $23.7 million in surety bonds as of August 28, 2010, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the consolidated balance sheet. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note O — Litigation

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, *inter alia*, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar claims under the Act. In the prior litigation, the discovery dispute, as well as the underlying claims, was decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act.

In an order dated September 7, 2010 and issued on September 16, 2010, the court granted motions to dismiss all claims against AutoZone and its co-defendant competitors and suppliers. Based on the record in the prior litigation, the court dismissed with prejudice all overlapping claims – that is, those covering the same time periods covered by the prior litigation and brought by the judgment plaintiffs in the prior litigation. The court also dismissed with prejudice the plaintiffs' attempt to revisit discovery disputes from the prior litigation. Further, with respect to the other claims under the Act, the Court found that the factual statements contained in the complaint fall short of what would be necessary to support a plausible inference of unlawful price discrimination. Finally, the court held that the AutoZone pay-on-scan program is a difference in non-price terms that are not governed by the Act. The court ordered the case closed, but also stated that "in an abundance of caution the Court [was] defer[ring] decision on whether to grant leave to amend to allow plaintiff an opportunity to propose curative amendments." Without moving for leave to amend their complaint for a third time, four plaintiffs filed a Third Amended and Supplemental Complaint (the "Third Amended Complaint") on October 18, 2010. The Third Amended Complaint repeats and expands certain allegations from previous complaints, asserting two claims under the Act, but states that all other plaintiffs have withdrawn their claims, and that, *inter alia*, Chief Auto Parts, Inc. has been dismissed as a defendant. The court set no specific procedure for further response or motion by the defendants. The Company anticipates that the defendants, including AutoZone, will request that the court reject the Third Amended Complaint and/or will seek to have it dismissed.

The Company believes this suit to be without merit and is vigorously defending against it. The Company is unable to estimate a loss or possible range of loss.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these other proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note P – Segment Reporting

The Company's two operating segments (Domestic Auto Parts and Mexico) have been aggregated as one reportable segment: Auto Parts Stores. The criteria the Company used to identify the reportable segment are primarily the nature of the products the Company sells and the operating results that are regularly reviewed by the Company's chief operating decision maker to make decisions about the resources to be allocated to the business units and to assess performance. The accounting policies of the Company's reportable segment are the same as those described in Note A.

The Auto Parts Stores segment is a retailer and distributor of automotive parts and accessories through the Company's 4,627 stores in the United States, including Puerto Rico, and Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products.

The "Other" category reflects business activities that are not separately reportable, including ALLDATA which produces, sells and maintains diagnostic and repair information software used in the automotive repair industry, and e-Commerce, which includes direct sales to customers through www.autozone.com.

The Company evaluates its reportable segment primarily on the basis of net sales and segment profit, which is defined as gross profit. During fiscal 2009, the Company reassessed and revised its reportable segment to exclude ALLDATA and e-Commerce from the newly designated Auto Parts Stores reporting segment. Previously, these immaterial business activities had been combined with Auto Parts Stores.

The following table shows segment results for the following fiscal years:

(in thousands)	Year Ended August 28, 2010	August 29, 2009	August 30, 2008
Net Sales:			
Auto Parts Stores	$ 7,213,753	$ 6,671,939	$ 6,383,697
Other	148,865	144,885	139,009
Total	$ 7,362,618	$ 6,816,824	$ 6,522,706
Segment Profit:			
Auto Parts Stores	$ 3,591,464	$ 3,296,777	$ 3,153,703
Other	120,280	119,672	114,358
Gross profit	3,711,744	3,416,449	3,268,061
Operating, selling, general and administrative expenses	(2,392,330)	(2,240,387)	(2,143,927)
Interest expense, net	(158,909)	(142,316)	(116,745)
Income before income taxes	$ 1,160,505	$ 1,033,746	$ 1,007,389
Segment Assets:			
Auto Parts Stores	$ 5,531,955	$ 5,279,454	$ 5,239,782
Other	39,639	38,951	17,330
Total	$ 5,571,594	$ 5,318,405	$ 5,257,112
Capital Expenditures:			
Auto Parts Stores	$ 307,725	$ 260,448	$ 238,631
Other	7,675	11,799	4,963
Total	$ 315,400	$ 272,247	$ 243,594
Sales by Product Grouping:			
Failure	$ 3,145,528	$ 2,816,126	$ 2,707,296
Maintenance items	2,792,610	2,655,113	2,462,923
Discretionary	1,275,615	1,200,700	1,213,478
Auto Parts Stores net sales	$ 7,213,753	$ 6,671,939	$ 6,383,697

Quarterly Summary [(1)]
(Unaudited)

(in thousands, except pershare data)	Twelve Weeks Ended			Sixteen Weeks Ended
	November 21, 2009	February 13, 2010	May 8, 2010	August 28, 2010[(2)]
Net sales	$1,589,244	$1,506,225	$1,821,990	$2,445,159
Gross profit	799,924	753,736	923,121	1,234,963
Operating profit	260,428	230,381	355,865	472,740
Income before income taxes	224,088	194,072	319,032	423,313
Net income	143,300	123,333	202,745	268,933
Basic earnings per share	2.86	2.49	4.19	5.77
Diluted earnings per share	2.82	2.46	4.12	5.66

(in thousands, except per share data)	Twelve Weeks Ended			Sixteen Weeks Ended
	November 22, 2008	February 14, 2009	May 9, 2009	August 29, 2009[(2)]
Net sales	$1,478,292	$1,447,877	$1,658,160	$2,232,494
Gross profit	741,191	719,298	832,907	1,123,053
Operating profit	238,539	214,696	305,232	417,596
Income before income taxes	207,373	182,789	273,750	369,834
Net income	131,371	115,864	173,689	236,126
Basic earnings per share	2.25	2.05	3.18	4.49
Diluted earnings per share	2.23	2.03	3.13	4.43

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding and due to per share amounts being computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(2) The fourth quarter for fiscal 2010 and fiscal 2009 are based on a 16-week period. All other quarters presented are based on a 12-week period.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of August 28, 2010, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective. During our fiscal fourth quarter ended August 28, 2010, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I of this document in the section entitled "Executive Officers of the Registrant," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement dated October 25, 2010, in the sections entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. The Company has filed a copy of this Code of Ethical Conduct as Exhibit 14.1 to this Form 10-K. The Company has also made the Code of Ethical Conduct available on its investor relations website at http://www.autozoneinc.com.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement dated October 25, 2010, in the section entitled "Executive Compensation," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement dated October 25, 2010, in the sections entitled "Security Ownership of Management" and "Security Ownership of Certain Beneficial Owners," is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Not applicable.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement dated October 25, 2010, in the section entitled "Proposal 3 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following information required under this item is filed as part of this report

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report on Form 10-K in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 28, 2010, August 29, 2009, and August 30, 2008
Consolidated Balance Sheets as of August 28, 2010, and August 29, 2009
Consolidated Statements of Cash Flows for the fiscal years ended August 28, 2010, August 29, 2009, and August 30, 2008
Consolidated Statements of Stockholders' (Deficit) Equity for the fiscal years ended August 28, 2010, August 29, 2009, and August 30, 2008
Notes to Consolidated Financial Statements

(b) Exhibits

The Exhibit Index following this document's signature pages is incorporated herein by reference in response to this item.

(c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ William C. Rhodes, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Dated: October 25, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ William C. Rhodes, III William C. Rhodes, III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 25, 2010
/s/ William T. Giles William T. Giles	Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development (Principal Financial Officer)	October 25, 2010
/s/ Charlie Pleas, III Charlie Pleas, III	Senior Vice President and Controller (Principal Accounting Officer)	October 25, 2010
/s/ William C. Crowley William C. Crowley	Director	October 25, 2010
/s/ Sue E. Gove Sue E. Gove	Director	October 25, 2010
/s/ Earl G. Graves, Jr. Earl G. Graves, Jr.	Director	October 25, 2010
/s/ Robert R. Grusky Robert R. Grusky	Director	October 25, 2010
/s/ J.R. Hyde, III J.R. Hyde, III	Director	October 25, 2010
/s/ W. Andrew McKenna W. Andrew McKenna	Director	October 25, 2010
/s/ George R. Mrkonic, Jr. George R. Mrkonic, Jr.	Director	October 25, 2010
/s/ Luis P. Nieto Luis P. Nieto	Director	October 25, 2010
/s/ Theodore W. Ullyot Theodore W. Ullyot	Director	October 25, 2010

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K:

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Form 10-Q for the quarter ended February 13, 1999.

3.2 Fourth Amended and Restated By-laws of AutoZone, Inc. Incorporated by reference to Exhibit 99.2 to the Form 8-K dated September 28, 2007.

4.1 Senior Indenture, dated as of July 22, 1998, between AutoZone, Inc. and the First National Bank of Chicago. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated July 17, 1998.

4.2 Fourth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated September 28, 2007.

4.3 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Form S-3 (No. 333-107828) filed August 11, 2003.

4.4 Terms Agreement dated October 16, 2002, by and among AutoZone, Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated October 18, 2002.

4.5 Form of 5.875% Note due 2012. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated October 18, 2002.

4.6 Terms Agreement dated May 29, 2003, by and among AutoZone, Inc., Citigroup Global Markets Inc. and SunTrust Capital Markets, Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated May 29, 2003.

4.7 Form of 4.375% Note due 2013. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated May 29, 2003.

4.8 Terms Agreement dated November 3, 2003, by and among AutoZone, Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC, as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated November 3, 2003.

4.9 Form of 4.75% Note due 2010. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated November 3, 2003.

4.10 Form of 5.5% Note due 2015. Incorporated by reference to Exhibit 4.2 to the Form 8-K dated November 3, 2003.

4.11 Terms Agreement dated June 8, 2006, by and among AutoZone, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Form 8-K dated June 13, 2006.

4.12 Form of 6.95% Senior Note due 2016. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated June 13, 2006.

4.13 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 6.5% Senior Notes due 2014. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated August 4, 2008.

4.14 Form of 6.5% Senior Note due 2014. Incorporated by reference from the Form 8-K dated August 4, 2008

4.15 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 7.125% Senior Notes due 2018. Incorporated by reference to Exhibit 4.2 to the Form 8-K dated August 4, 2008.

4.16 Form of 7.125% Senior Note due 2018. Incorporated by reference from the Form 8-K dated August 4, 2008

4.17 Officers' Certificate dated July 2, 2009, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 5.75% Notes due 2015. Incorporated by reference to 4.1 to the Form 8-K dated July 2, 2009.

4.18 Form of 5.75% Senior Note due 2015. Incorporated by reference from the Form 8-K dated July 2, 2009

*10.1 Fourth Amended and Restated Director Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 4, 2002.

*10.2 Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Form 10-K for the fiscal year ended August 26, 2000.

*10.3 Third Amended and Restated 1996 Stock Option Plan. Incorporated by reference to Exhibit 10.3 to the Form 10-K for the fiscal year ended August 30, 2003.

*10.4 Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended November 23, 2002.

*10.5 Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended November 23, 2002.

*10.6 AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Appendix C to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.7 AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.8 Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended February 15, 2003.

*10.9 AutoZone, Inc. 2005 Executive Incentive Compensation Plan. Incorporated by reference to Exhibit A to the Company's Proxy Statement dated October 27, 2004, for the Annual Meeting of Stockholders held December 16, 2004.

10.10 Credit Agreement dated as of July 9, 2009, among AutoZone, Inc., as Borrower, The Several Lenders From Time To Time Party Hereto, and Bank of America, N.A., as Administrative Agent and Swingline Lender, and JPMorgan Chase Bank, N.A., as Syndication Agent, and Banc of America Securities, LLC and J.P. Morgan Securities, as Joint Lead Arrangers, and Banc of America Securities, LLC, J.P. Morgan Securities, Inc., Suntrust Robinson Humphrey, Inc., and Wachovia Capital Markets, LLC, as Joint Book Runners, and Suntrust Bank, Wells Fargo Bank, N.A., Regions Bank, and US Bank National Association, as Documentation Agents.

*10.11 AutoZone, Inc. 2006 Stock Option Plan. Incorporated by reference to Appendix A to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

*10.12 Form of Stock Option Agreement. Incorporated by reference to Exhibit 10.26 to the Form 10-K for the fiscal year ended August 25, 2007.

*10.13 AutoZone, Inc. Fourth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Appendix B to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

*10.14 AutoZone, Inc. Director Compensation Program. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated February 15, 2008.

*10.15 Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to Form 8-K dated January 4, 2008.

*10.16 Amended and Restated AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Exhibit 99.3 to Form 8-K dated January 4, 2008.

*10.17 AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated February 15, 2008.

*10.18 Form of non-compete and non-solicitation agreement signed by each of the following executive officers: Jon A. Bascom, Timothy W. Briggs, Mark A. Finestone, William T. Giles, William W. Graves, Lisa R. Kranc, Thomas B. Newbern, Charlie Pleas III, Larry M. Roesel and James A. Shea; and by AutoZone, Inc., with an effective date of February 14, 2008, for each. Incorporated by reference to Exhibit 99.2 to the Form 8-K dated February 15, 2008.

*10.19 Form of non-compete and non-solicitation agreement approved by AutoZone's Compensation Committee for execution by non-executive officers. Incorporated by reference to Exhibit 99.3 to the Form 8-K dated February 15, 2008.

*10.20 Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.3 to the Form 8-K dated February 15, 2008.

*10.21 Form of non-compete and non-solicitation agreement signed by each of the following officers: Rebecca W. Ballou, Dan Barzel, Craig Blackwell, Brian L. Campbell, Philip B. Daniele, III, Robert A. Durkin, Bill Edwards, Joseph Espinosa, Stephany L. Goodnight, David Goudge, James C. Griffith, William R. Hackney, Rodney Halsell, Diana H. Hull, Jeffery Lagges, Grantland E. McGee, Jr., Mitchell Major, Ann A. Morgan, J. Scott Murphy, Jeffrey H. Nix, Raymond A. Pohlman, Elizabeth Rabun, Juan A. Santiago, Joe L. Sellers, Jr., Brett Shanaman and Solomon Woldeslassie. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 3, 2008.

10.22 Agreement, dated as of June 25, 2008 between AutoZone, Inc. and ESL Investments, Inc. Incorporated by reference to Exhibit 10.1 to the Form 8-K dated June 26, 2008.

*10.23 Second Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Harry L. Goldsmith dated December 29, 2008. Incorporated by reference to Exhibit 10.1 to the Form 8-K dated December 30, 2008.

*10.24 Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Robert D. Olsen dated December 29, 2008. Incorporated by reference to Exhibit 10.2 to the Form 8-K dated December 30, 2008.

*10.25 First Amendment to Amended and Restated Employment Agreement between AutoZone, Inc. and Robert D. Olsen dated September 29, 2009. Incorporated by reference to Exhibit 10.1 to the Form 8-K dated September 30, 2009.

*10.26 AutoZone, Inc. 2010 Executive Incentive Compensation Plan, incorporated by reference to Exhibit A to the definitive proxy statement dated October 26, 2009, for the Annual Meeting of Stockholders held December 16, 2009.

12.1 Computation of Ratio of Earnings to Fixed Charges.

14.1 Code of Ethical Conduct. Incorporated by reference to Exhibit 14.1 of the Form 10-K for the fiscal year ended August 30, 2003.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**101.INS XBRL Instance Document

**101.SCH XBRL Taxonomy Extension Schema Document

**101.CAL XBRL Taxonomy Extension Calculation Document

**101.LAB XBRL Taxonomy Extension Labels Document

**101.PRE XBRL Taxonomy Extension Presentation Document

**101.DEF XBRL Taxonomy Extension Definition Document

* Management contract or compensatory plan or arrangement.

** In accordance with Regulation S-T, the Interactive Data Files in Exhibit 101 to the Annual Report on Form 10-K shall be deemed "furnished" and not "filed."

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(in thousands, except ratios)	Fiscal Year Ended August				
	2010 (52 weeks)	2009 (52 weeks)	2008 (53 weeks)	2007 (52 weeks)	2006 (52 weeks)
Earnings:					
Income before income taxes	$1,160,505	$1,033,746	$1,007,389	$ 936,150	$ 902,036
Fixed charges	223,608	204,017	173,311	170,852	156,976
Less: Capitalized interest	(1,093)	(1,301)	(1,313)	(1,376)	(1,985)
Adjusted earnings	$1,383,020	$1,236,462	$1,179,387	$1,105,626	$1,057,027
Fixed charges:					
Gross interest expense	$ 156,135	$ 143,860	$ 120,006	$ 121,592	$ 110,568
Amortization of debt expense	6,495	3,644	1,837	1,719	1,559
Interest portion of rent expense	60,978	56,513	51,468	47,541	44,849
Fixed charges	$ 223,608	$ 204,017	$ 173,311	$ 170,852	$ 156,976
Ratio of earnings to fixed charges	6.2	6.1	6.8	6.5	6.7

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	México
AutoZone Development Corporation	Nevada
AutoZone Northeast, Inc. fka ADAP, Inc	New Jersey
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone West, Inc. fka Chief Auto Parts Inc.	Delaware
AutoZone.com, Inc.	Virginia
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico

In addition, twenty subsidiaries operating in the United States and six subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

10-K

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of AutoZone, Inc. of our reports dated October 25, 2010, with respect to AutoZone, Inc.'s consolidated financial statements and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) for the year ended August 28, 2010:

Registration Statement (Form S-8 No. 333-19561) pertaining to the AutoZone, Inc. 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-48981) pertaining to the AutoZone, Inc. 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-48979) pertaining to the AutoZone, Inc. 1998 Director Compensation Plan

Registration Statement (Form S-8 No. 333-88245) pertaining to the AutoZone, Inc. Second Amended and Restated 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-88243) pertaining to the AutoZone, Inc. Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75142) pertaining to the AutoZone, Inc. Third Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 No. 333-83436) pertaining to a shelf registration to sell 15,000,000 shares of common stock owned by certain selling stockholders

Registration Statement (Form S-3 No. 333-100205) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Plan

Registration Statement (Form S-8 No. 333-103666) pertaining to the AutoZone, Inc. 2003 Director Stock Option Plan

Registration Statement (Form S-3 No. 333-107828) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-3 No. 333-152592) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 No. 333-118308) pertaining to the registration to sell $200 million of debt securities

/s/ Ernst & Young LLP

Memphis, Tennessee
October 25, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William C. Rhodes, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 25, 2010

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

10-K

Exhibit 31.2

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, William T. Giles, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 25, 2010

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive
Vice President – Finance, Information
Technology and Store Development
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 28, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William C. Rhodes, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 25, 2010

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 28, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William T. Giles, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

10-K

October 25, 2010

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive
Vice President – Finance, Information
Technology and Store Development
(Principal Financial Officer)


AutoZone

corporate information

Corporate Information

AutoZone's CEO Team

Our leadership team is comprised of 44 individuals who work tirelessly to support and continue to enhance the AutoZone that exists today. We lead as a team and we win as a team. Through their support and guidance, but most importantly through the commitment and passion of our 63,000+ AutoZoners across North America, the Company is well positioned for future growth and prosperity.

Officers
Customer Satisfaction
William C. Rhodes, III†
Chairman, President and
Chief Executive Officer

Executive Vice Presidents
Customer Satisfaction
William T. Giles†
Chief Financial Officer, Information Technology and Store Development

Harry L. Goldsmith†
General Counsel and Secretary

James A. Shea†
Merchandising, Marketing and Supply Chain

Senior Vice Presidents
Customer Satisfaction
Jon A. Bascom†
Information Technology and Chief Information Officer

Timothy W. Briggs†
Human Resources

Mark A. Finestone†
Merchandising

William W. Graves†
Supply Chain

Lisa R. Kranc†
Marketing

Thomas B. Newbern†
Store Operations

Charlie Pleas, III†
Controller

Larry M. Roesel†
Commercial

Corporate Development Officer
Customer Satisfaction
Robert D. Olsen†
ALLDATA and Mexico

Vice Presidents
Customer Satisfaction
Rebecca W. Ballou
Assistant General Counsel and Assistant Secretary

L. Dan Barzel
Merchandising

B. Craig Blackwell
Store Operations

Brian L. Campbell
Treasurer, Investor Relations, Tax

Philip B. Daniele
Merchandising

Robert A. Durkin
Store Operations

William R. Edwards
Merchandising

Joseph Espinosa
Store Operations

Stephany L. Goodnight
Supply Chain

David A. Goudge
Commercial

Eric S. Gould
Commercial

James C. Griffith
Store Development

William R. Hackney
Merchandising

Rodney C. Halsell
Supply Chain

Diana H. Hull
Assistant General Counsel and Assistant Secretary

Domingo J. Hurtado
President, AutoZone de Mexico

Kenneth S. Klein
Merchandising

Jeffery W. Lagges
President, ALLDATA

Mitchell C. Major
Store Operations

Grant E. McGee
Store Operations

Ann A. Morgan
Human Resources

J. Scott Murphy
Strategic Planning and Business Development

Jeffrey H. Nix
Information Technology

Raymond A. Pohlman
Goverment and Community Relations

Elizabeth S. Rabun
Loss Prevention

Anthony Dean Rose, Jr.
Merchandising

Juan R. Santiago
Information Technology

Joe L. Sellers, Jr.
Store Operations

Brett L. Shanaman
Marketing

Richard C. Smith
Store Operations

Solomon A. Woldeslassie
Supply Chain

†Required to file under Section 16 of the Securities and Exchange Act of 1934.

Board of Directors

William C. Crowley (3)
President and COO
ESL Investments, Inc.

Sue E. Gove (1,3*)
Executive Vice President, COO and CFO
Golfsmith International Holdings, Inc.

Earl G. Graves, Jr. (2*,†)
President and CEO
Earl G. Graves Publishing

Robert R. Grusky (2)
Managing Member
Hope Capital Management

J.R. Hyde, III
AutoZone Founder
Chairman
GTx, Inc.

W. Andrew McKenna (1*)
Private Investor

George R. Mrkonic, Jr. (1,2)
Retired President/Vice Chairman
Borders Group, Inc.

Luis P. Nieto (1,3)
Retired President, Consumer Foods
ConAgra Foods

William C. Rhodes, III
Chairman, President and CEO
AutoZone, Inc.

Theodore W. Ullyot (2)
Vice President and General Counsel
Facebook, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
* Committee Chair
† Lead Director

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, Rhode Island 02940-3069
(877) 282-1168
(781) 575-2723
www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 15, 2010, at the J.R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.

Together, 1TEAM Going the Extra Mile *raises the bar from fiscal year 2010. It challenges us to deliver a third year of incredible results by engaging with our customers more effectively and efficiently than we ever have before.*

AutoZone Web Sites

Investor Relations:
www.autozoneinc.com

Company Web site:
www.autozone.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

AutoZone's Code of Ethical Conduct is available on its Investor Relations Web site at www.autozoneinc.com

Form of 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; phoning (901) 495-7185 or e-mailing investor.relations@autozone.com.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available through the SEC's EDGAR system at www.sec.gov.

Stockholders of Record

As of August 28, 2010, there were 3,196 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.


AutoZone


AutoZone
1 TEAM
GOING THE EXTRA MILE


AutoZone

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com




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